#27

07021691

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Australis Aquaculture Limited

*CURRENT ADDRESS Level 18 Central Park
152-158 St. George's Terrace
Perth, Western Australia 6000

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 13 2007

THOMSON FINANCIAL

FILE NO. 82- 35065

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3/9/07

SCHEDULE I

RECEIVED
2007 FEB 27 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Documents made public, filed or distributed since 1 July 2005

No	Document Date	Document Name
1.	28 July 05	Commitments Test Entity - Fourth Quarter Report
2.	28 July 05	Supersizes Barramundi for the US
3.	13 September 05	Appendix 4E and FY 2005 Milestones
4.	15 September 05	Market Update & Presentation
5.	30 September 05	Full Year Accounts
6.	14 October 05	Notice of Annual General Meeting
7.	26 October 05	Annual Report
8.	31 October 05	Commitments Test Entity - First Quarter Report
9.	17 October 05	Results of Annual General Meeting
10.	18 January 06	Appendix 3B
11.	31 January 06	Commitments Test Entity - Second Quarter Report
12.	13 February 06	New York Celebrates Valentines Day with Barramundi
13.	2 March 06	Share Placement
14.	7 March 06	Secondary Trading Notice & Appendix 3B
15.	10 March 06	Change in substantial holding
16.	17 March 06	Half Yearly Report/Half Year Accounts
17.	3 April 06	Reports growth of US Barramundi Sales
18.	28 April 06	Commitments Test Entity - Third Quarter Report
19.	1 May 06	Quarterly Strong Sales Growth
20.	10 May 06	US Barramundi Plant Expansion to 1000tpa Resumes
21.	23 May 06	Change of Director's Interest Notice

No	Document Date	Document Name
22.	6 June 06	US Growth and Board Composition
23.	16 June 06	Initial Director's Interest Notice
24.	20 June 06	US Hatchery with 1m juvenile barra & expansion site secured
25.	6 July 06	Director Appointment/Resignation
26.	10 July 06	Final Director's Interest Notice
27.	24 July 06	Release for Escrow and Registered Office
28.	25 July 06	Investor Update
29.	31 July 06	Commitments Test Entity - Fourth Quarter Report
30.	4 August 06	Appendix 3B - End of Restriction period on shares
31.	9 August 06	Notice of General Meeting
32.	30 August 06	Investor Presentation
33.	4 September 06	Change of Director's Interest Notice
34.	5 September 06	Shareholder Notice of Meeting
35.	8 September 06	Results of Meeting
36.	8 September 06	Change of Director's Interest Notice
37.	11 September 06	Preliminary Final Report
38.	18 September 06	FDA Barramundi Export license to EU Market
39.	27 September 06	Share Placement
40.	29 September 06	Annual Report
41.	3 October 06	Appendix 3B & Secondary Trading Notice
42.	24 October 06	Notice of Annual General Meeting
43.	30 October 06	AGM Notice of Meeting
44.	31 October 06	Commitments Test Entity - First Quarter Report

No	Document Date	Document Name
45.	28 November 06	Appendix 3B
46.	28 November 06	Results of Meeting
47.	8 December 06	Expanded Barramundi Plant Commissioned
48.	20 December 06	Appendix 3B
49.	2 January 07	Change of Director's Interest Notice x2
50.	8 January 07	Investment in Yellowtail Kingfish
51.	16 January 07	Share Placement
52.	16 January 07	Appendix 3B
53.	22 January 07	Appendix 3B & Secondary Trading Notice
54.	31 January 07	Commitments Test Entity - Second Quarter Report
55.	5 February 07	Australis Barramundi added to USA Seafood Watch Best Choices

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN	Quarter ended ("current quarter")
098 236 938	30 June 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		272	309
1.2	Payments for	(a) staff costs	(334)	(975)
		(b) advertising and marketing	(60)	(277)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(598)	(1,682)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		18	61
1.5	Interest and other costs of finance paid			(18)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	(20)
	Net operating cash flows		(702)	(2,603)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(702)**	**(2,603)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(213)	(3,403)
	(e) other non-current assets	-	(42)
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	(30)
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(213)	(3,474)
1.14	**Total operating and investing cash flows**	(915)	(6,077)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	3,661	8,061
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	1,555
1.18	Repayment of borrowings	(22)	(38)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(181)	(565)
	Net financing cash flows	3,458	9,013
	Net increase (decrease) in cash held	(2,543)	2,936
1.21	Cash at beginning of quarter/year to date	1,437	1,142
1.22	Exchange rate adjustments to item 1.21	(36)	(134)
1.23	**Cash at end of quarter**	3,943	3,943

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	117
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

As part of the sale & purchase agreement to acquire the aquaculture facility in the USA, the company issued 216,320 Ordinary Shares as Final payment for the acquisition of the plant.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	38	771
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	504	367
4.2 Deposits at call	3,439	1,070
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	3,943	1,437

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..28 JULY 2005..........................
(Company secretary)

Print name: .Gabriel Chiappini

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

AUSTRALIS

RECEIVED
2007 FEB 27 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIA RELEASE

July 28th, 2005

AUSTRALIS 'SUPERSIZES' BARRAMUNDI FOR THE US

Australis Aquaculture Limited (ASX: AAQ, "Australis") today released its June quarterly report.

During the June quarter, the Company reported sales of A$324,000, in its first full quarter of production at its Turner Falls aquaculture facility near New York City in the USA.

Production for the full fiscal year 2005/06 is forecast at 412 tonnes valued at A$5 million.

Australis Managing Director Mr Stewart Graham said that Australis made significant advances during the past quarter.

"It is particularly pleasing that US consumers have welcomed the availability of Australis Barramundi and the business has been established in the US without any significant setbacks or delays," said Mr Graham.

"We are pleased with sales over the June quarter and our July figures already show a 70% increase over previous quarters' rates, confirming the expected continued growth in sales," he said.

"It's a great achievement to introduce a new seafood product to the US marketplace and see it embraced by the American public who are currently consuming 40,000 Australis Barramundi meals a month," said Mr Graham.

"The USA's 'Supersize Me' mentality has been observed by Australis with US diners asking for plate-sized fish 50% larger than their Australian counterparts. This does not effect the on-going operations but it meant the fish were grown 65 days longer during startup to meet the market. " he said.

"Australis has now established its operations to feed that growing appetite and have incorporated these findings into its growth strategy," said Mr Graham.

"Our fish biomass is increasing rapidly as the average weight of fish in the plant continues to grow. We also plan to produce some larger fish of 1.5 kilogram in the new expanded grow-out area that will provide our customers with yet another product offering – fillets."

Mr Graham went on to say that the Company believes the market for its product can be developed beyond the soon-to-be expanded plant capacity of 1,000 tonnes per annum. Conceptual plans to further increase to a 2,000 tonne per annum facility on proximate land have been prepared.

The Phase two expansion is intended to be funded from cash flow and debt.

Please refer to the attached ASX Announcement, Australis Aquaculture Production Report for June Quarter 2005, for additional Company updates.

-ENDS-

For more information please view the Company's website at www.australis.us or contact:

Australis Aquaculture Limited
Level 18 Central Park 152-158 St George's Tce
Perth, Western Australia 6000
Tel: 08-9288-4540 Email: sg@australis.us Website: www.Australis.us

AUSTRALIS

ASX RELEASE – AUSTRALIS AQUACULTURE LIMITED
ASX Code: AAQ
July 28, 2005

PRODUCTION REPORT FOR JUNE QUARTER, 2005

Highlights

- Sales for the quarter were 24,000 kilograms valued at A$324,000 and for July are currently 70% above the previous quarter's rate, confirming a strong expected growth in sales.
- Forecast production for FY 2005/06 is 412 tonnes and full year fish biomass creation of 520 tonnes.
- The plan to increase production to 1,000 tonnes is well underway. Site work at the plant is anticipated to commence in October.
- Current sales equate to approximately 40,000 Australis Barramundi meals a month.

Quarterly Production Update

Production for the June quarter is detailed on the table below.

Summary of Key Indicators

	Q4, FY 2005 (Actual - kg)	Q1, FY 2006 (Forecast - kg)	% Change
Starting Inventory	48,419	80,000	65%
Ending Inventory	79,284	125,000	57%
*Biomass created	55,021	86,000	56%
Fish Sales	24,156	41,000	70%

*Biomass is the weight of all fish regardless of size

Fish biomass is building rapidly as the average weight of fish in the plant continues to increase.

Key measures of plant performance including mortality rates, growth rate and food conversion ratios all continue to track at or better then expected levels. These favorable results underpin an upward revision of the existing plant's capacity from the lower end of prospectus forecast production of 500 tonnes per annum (tpa) to the upper end of 700tpa. Fingerlings are now being stocked at a rate to support production at the revised capacity of 700 tpa. The number of fish in the plant was 60% of this capacity at the end of the June quarter and is forecast to reach 80% by the end of the September quarter.

Australis Aquaculture Limited
Level 18 Central Park 152-158 St George's Tce
Perth, Western Australia 6000
Tel: 08-9288-4540 Email: sg@australis.us Website: www.Australis.us

Output for the 2005/2006 year is forecast to be 412 tonnes. Financial year 2006/07 is forecast to be a year of full production in the order of 700 tonnes plus Australis will also produce fish in that year from the expanded plant. Output is currently 15 tonnes per month and will increase steadily until April 2006 when the existing plant will reach a 'steady state' capacity of 58 tonnes per month. This peak is approximately 90 days later than originally expected due to interruptions from refurbishment activities, some cumulative shortfalls in fingerling counting over several months and the market's choice of larger fish which take 65 days longer to grow. The average Australian plate size is 350-400 grams versus US preferred large plate size of 650gram – US 'Supersize Me' plate size.

A number of systems have now been employed to ensure accurate fingerling counting, including a state-of-the-art optical electronic fingerling counter and improvements to the procedures for counting and packing fingerlings in the hatcheries. Australis' strategy of maintaining three geographically separate hatcheries has also proven to be an essential ingredient to achieve a reliable year-round supply of fingerlings.

Numerous upgrades and refurbishments to the plant have been completed during the quarter. Most notable is the installation of a modular computer-controlled automated feeding system. This will reduce feed and labour costs and maximise feeding schedules across the plant to 24-hours a day. Additionally, new fish pumping, grading and counting systems have been installed to increase throughput and support the anticipated higher production levels.

At an annualised output of 700 tpa, the existing plant is forecast to generate sales of A$8.4 million per annum, at an Australian dollar of US$0.75 and a minimum wholesale price for the whole Australis Barramundi fish of US$4/lb (approx. A$12/kg).

Market development

Australis Barramundi is proving to be an attractive product in the large and diverse US seafood marketplace. An estimated 40,000 US diners a month are eating Australis' fish and fulfilling the Company pledge of offering 'an authentic Australian culinary experience'.

However, as a new product it requires continued active marketing support to build awareness and develop the market's understanding of the premium value to be enjoyed. In anticipation of the increasing volume becoming available for sale over the next six months, the Company has commenced a number of initiatives to maximize market penetration and awareness beyond the customers brought to Australis by its agent Interseas Fisheries Ltd.

A recent direct mail campaign to high-quality restaurants throughout the northeastern US has generated substantial interest. Further campaigns across the USA will follow to establish Australis as the prime source of this quality product, deserving of a premium price and that it is available year-round as a fresh or live offering. Participation in food festivals and trade shows with Interseas in Virginia and Texas this month is also a part of a continuing effort to achieve even greater awareness of the benefits of Australis Barramundi.

Iconic US chefs Rick Moonen and Craig Koketsu are participating in the Company's upcoming *Achieve Greatness* advertising campaign. Australis is thankful for their recognition and dedication to sustainable seafood and looks forward to working with them over the next 12 months. Several major articles in the US are also scheduled to be released in well targeted, national professional culinary and food enthusiast magazines, beginning this September.

AUSTRALIS

Plant Expansion

On April 26th 2005, Australis announced a capital raising to fund Phase One expansion of the Turners Falls facility to 1,000 tonnes per annum. Capital costs were estimated at A$2.06 million, plus $450,000 to complete upgrades required to the existing plant in preparation for the increased output. Subsequent to the successful capital raising, detailed design and analysis of expansion options commenced. The chosen option provides the maximum increase in output and makes use of existing infrastructure thus delivering the most favorable return on equity.

The Phase One expansion supports a strategy that 25% of the fish that would otherwise be harvested at 650 grams will be grown to 1.5 kilograms in the expanded grow-out area. As such, it increases Australis' product range and allows for the new production to be brought on more quickly than if the additional capacity had to be started from fingerlings. Fish of this size will provide our customers with four portion-sized fillets per fish, while also giving the Company the option of entering the substantial fillet market in readiness for the next phase of expansion. New equipment which can produce value-added gutted and scaled product is also being evaluated. If added, it is expected to expand the appeal of the fish to those restaurants and retail outlets with limited butchering capability. First production from the expanded area is anticipated six months after commissioning and maximum output within nine months.

Following Board approval of this strategy, final design and permitting of the expansion has commenced. Capital cost estimates will be completed this quarter and are expected to be consistent with prior estimates. A formal go ahead and letting of contracts is anticipated by October 2005.

Future growth

Australis believes that the market for its product can be developed beyond the expanded plant capacity of 1,000 tpa. Conceptual plans for a 2,000 tpa facility have been prepared on proximate land.

Our strategy is to aggressively grow the market for Australis Barramundi, to develop its reputation of quality and to continually grow output to meet that demand through staged expansion.

The Phase Two expansion to reach 2,000 tpa is intended to be funded from cash flow and debt.

In Conclusion

Australis has achieved a great deal in the 11 months since its listing:

1. Developed a successful proprietary process for transportation of large numbers of fingerlings to the USA
2. Secured exclusive fingerling supply agreements with three of Australia's largest hatcheries
3. Successfully grown Australian Barramundi at Turners Falls whilst outperforming expected survival, growth and food conversion targets based on similar plant in Australia
4. Introduced a new seafood product to the US marketplace and is already selling some 40,000 Australis Barramundi meals per month

It is particularly pleasing that US consumers have welcomed the availability of Australis Barramundi and the business has been established in the US without any significant setbacks or delays.

Australis Aquaculture Limited
Level 18 Central Park 152-158 St George's Tce
Perth, Western Australia 6000
Tel: 08-9288-4540 Email: sg@australis.us Website: www.Australis.us

AUSTRALIS

* Cash accounting requires only monies received during the period under 'Receipts from customers' to be reported in the attached Appendix 4c. Most wholesaler accounts are 30 days so as at June 30th the attached quarterly shows, a different amount to that referred to above.

For more information please contact:

Stewart Graham
Managing Director
Australis Aquaculture Limited
(08) 9288 4540
sg@austaqua.com.au
US based producers of Australian Barramundi

Ann M Nahajski
Porter Novelli
(08) 9386 1233
anahajski@wa.porternovelli.com.au

AUSTRALIS

Highlights of the First Year of operations:

- **Sales are growing strongly**
- **On track to achieve 412 tonnes of production this FY 2005/06**
- **Built $1.2 million of fish inventory and it is growing quickly**

This year's activities represent a year of solid achievement for the company. Sales have grown each month since the launch of Australis barramundi in the US marketplace in March. Monthly sales are now approaching A$250,000 per month.


$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
Monthly Sales (AUD)
Mar
Apr
May
Jun
Jul
Aug

Major milestones that have been met during the year are;

- Completion of the acquisition of the USA's largest indoor aquaculture facility, with patented technology
- Completed major upgrades to the plant within budget whilst commencing large-scale commercial operations
- Securing diverse and reliable fingerling supply through five-year exclusive supply agreements with 3 of Australia's largest hatcheries
- Launched branded sales program creating strong market demand and sold all fish produced
- Initiated expansion of production from rated capacity of 700 to 1,000 tonnes per annum.

Today, Australis provides over 50,000 Barramundi meals per month to US and Canadian diners.

Australis Aquaculture Limited
Level 18 Central Park 152-158 St George's Tce
Perth, Western Australia 6000
Tel: 08-9288-4540 Email: sg@australis.us Website: www.Australis.us ASX Code: AAQ

AUSTRALIS

Review of Financial Results and Performance

During FY 2005, the company acquired its facility in Turners Falls, Massachusetts, USA. FY 2005 was a start up year in which the company invested substantially to refurbish and upgrade the facility and to implement the staffing and practices to launch the new business. Regular stocking of the plant with Australian Barramundi fingerlings commenced during September 2004 with the first commercial sales taking place in March 2005.

The reported loss of $1,485,000 reflects the start up phase of the company and the establishment of the business in the USA, the loss was within internal forecasts.

Revenue of $1,945,000 is comprised of $412,000 in sales and $1,250,000 in unrealised sales brought to account using SGARA (Self Generating And Regenerating Assets). The company is now looking forward towards passing through break even point during FY 2005/2006 and becoming earnings positive.

SGARA is the compulsory application of Australian Account Standard AASB 141: technically described by the Act as; 'Initial and subsequent measurement of all biological assets at fair value less expected point-of-sale costs. If an active market exists, the quoted price in that market.' This translates to estimating the value of the fish being nurtured (fed, housed, maintained) which were carried forward to the next financial year and capitalising them. The amount is then assessed by the Company's auditors for approval as an inclusion in the accounts.

Annual General Meeting

The Annual General Meeting of the company will be held on Thursday 17th November, 2005 commencing at 9am at the Central Park Auditorium, Level 1, 152-158 St George's Terrace, Perth, Western Australia. The approximate date of dispatch of the company's Annual Report to shareholders will be 17th October 2005.

Please direct enquiries to:
Stewart Graham
Managing Director
Australis Aquaculture Limited
Perth, Western Australia
08-9288-4540

AUSTRALIS

Appendix 4E

Full year Report

30 June 2005

Australis Aquaculture LIMITED

ABN 65 098 236 938

Results for announcement to the market

			June 2005
Financial Results			$
Revenue from ordinary activities	Up	$1,942,716	$1,945,593
Loss from ordinary activities after tax attributable to members	Up	104%	$1,485,117
Net loss for the period attributable to members	Up	104%	$1,485,117

Dividends	Amount per Ordinary Security	Franked amount per security
2005 interim dividend	Nil	Nil
2004 interim dividend	Nil	Nil

Record date for determining entitlements to interim dividends	N/A

Net Tangible Asset Backing	**June 2005**	**June 2004**
Net tangible asset backing per ordinary security	$0.15	$0.06

Other explanatory notes

AUSTRALIS

AUSTRALIS AQUACULTURE LIMITED
PRELIMINARY FINAL REPORT
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $	Consolidated 2004 $
Revenues from ordinary activities	2	1,945,593	2,877
Employee benefits expense		(1,033,880)	(118,350)
Depreciation and amortisation expense	3	(146,777)	(44,044)
Borrowing costs expense		(43,032)	-
Consultants fees		(77,699)	(73,744)
Marketing expenses		(349,385)	(104,985)
Foreign exchange loss	3	-	(170,438)
Corporate expenses		(308,145)	(64,205)
Occupancy expenses		(82,025)	(64,461)
Inventories, Materials and consumables		(1,127,272)	-
Office expenses		(262,495)	(31,901)
Other expenses from ordinary activities		-	(57,334)
(Loss) from ordinary activities before related income tax expense		(1,485,117)	(726,585)
Income tax attributable to operating loss		-	-
Net (Loss) attributable to members of Australis Aquaculture Limited	10	(1,485,117)	(726,585)
Share issue costs		(720,674)	(34,440)
Total revenues, expenses and valuation adjustments attributable to members of Australis Aquaculture Limited and recognised directly in equity		(720,674)	(34,440)
Total changes in equity other than those resulting from transactions with owners attributable to members of Australis Aquaculture Limited		(2,205,791)	(761,025)
Basic earnings per share		($0.031)	($0.059)
Diluted earnings per share		($0.031)	($0.059)

AUSTRALIS

AUSTRALIS AQUACULTURE LIMITED
PRELIMINARY FINAL REPORT
STATEMENT OF FINANCIAL POSITION AT 30 JUNE 2005

	Note	Consolidated 2005 $	2004 $
Current Assets			
Cash assets		3,989,770	1,141,625
Receivables	4	210,302	31,792
Self-generating and regenerating assets	5	1,234,908	27,727
Other	6	840	113,312
Total Current Assets		5,435,820	1,314,456
Non Current Assets			
Property, plant and equipment	7	3,840,917	2,990,167
Total Non Current Assets		3,840,917	2,990,167
Total Assets		9,276,737	4,304,623
Current Liabilities			
Payables	8	387,388	162,893
Interest-bearing liabilities	8	77,017	2,755,749
Provisions	8	15,384	6,238
Total Current Liabilities		479,789	2,924,880
Non-Current Liabilities			
Interest-bearing liabilities	8	790,009	-
Total Liabilities		1,269,798	2,924,880
Net Assets		8,006,939	1,379,743
Equity			
Contributed equity	9	10,218,641	2,106,328
Accumulated losses	10	(2,211,702)	(726,585)
Total Equity		8,006,939	1,379,743

AUSTRALIS

AUSTRALIS AQUACULTURE LIMITED
PRELIMINARY FINAL REPORT
STATEMENT OF CASH FLOWS
FOR THE FOR THE YEAR ENDED 30 JUNE 2005

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
Cash flows from operating activities		
Proceeds from customers	249,847	148
Payments to suppliers and employees	(2,872,221)	(518,680)
Interest paid	(43,032)	-
Interest received	65,554	2,729
Net cash flows (used in) operating activities	(2,599,852)	(515,803)
Cash flows from investing activities		
Purchase of property, plant and equipment	(775,593)	(506,649)
Net cash flows from (used in) investing activities	(775,593)	(506,649)
Cash flows from financing activities		
Proceeds from issues of shares	8,060,000	2,140,766
Share issue expenses	(595,674)	(34,440)
Proceeds/(repayment) from borrowings	(1,240,736)	3,942
Advances from related party	-	53,807
Net cash flows from/(used in) financing activities	6,223,590	2,164,075
Net increase in cash held	2,848,145	1,141,623
Cash at beginning of the year	1,141,625	2
Cash at end of the year	3,989,770	1,141,625

AUSTRALIS AQUACULTURE LIMITED
NOTES TO THE PRELIMINARY FINAL REPORT

1. BASIS OF PREPARATION

(a) The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

(b) The financial report has been prepared in accordance with the historical cost convention. The accounting policies are consistent with those of the previous financial period.

2. REVENUE FROM ORDINARY ACTIVITIES

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES		
Revenue from Non Operating Activities		
Sales	412,511	-
Unrealised Sales Revenue from Self Generating Assets	1,250,754	-
Interest received	65,554	2,729
Other income	19,906	148
Foreign Exchange Gain	196,868	-
TOTAL REVENUE FROM ORDINARY ACTIVITIES	1,945,593	2,877

3. EXPENSES AND LOSSES/(GAINS)

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
a) Expenses		
Provision for employee entitlements	9,147	6,238
Depreciation of Plant & Equipment	146,777	44,044
Directors' Remuneration	441,422	296,511
Interest	43,032	-
Foreign Exchange loss	-	170,438
Operating lease rental	17,349	64,461

4. RECEIVABLES

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
Trade Debtors	96,643	-
Security bond & Deposits	89,114	6,000
GST receivable	24,545	25,792
	210,302	31,792

The security bond is non-interest bearing and has a maturity date of 12 months. GST receivable is non-interest bearing and generally received within 30 to 90 days.

5. SELF GENERATING AND REGENERATING ASSETS

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
Fish stocks at estimated net market value	1,234,908	27,727

6. OTHER CURRENT ASSETS

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
Prepayments	840	113,312

7. PROPERTY, PLANT & EQUIPMENT

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
Land at cost	933,333	933,333
Buildings at cost	2,261,667	2,070,324
Accumulated depreciation	(179,696)	(43,532)
	2,081,971	2,026,792
Capital Works in progress	632,794	-
Plant and equipment at cost	198,784	30,554
Accumulated depreciation	(5,965)	(512)
	192,819	30,042
	3,840,917	2,990,167
Movement during the year		
Land at cost		
Carrying amount at beginning of year	933,333	-
Additions	-	933,333
Carrying amount at end of year	933,333	933,333
Buildings at cost		
Carrying amount at beginning of year	2,026,792	-
Additions	-	2,070,324
Movement caused by foreign exchange	191,343	-
Depreciation	(136,164)	(43,532)
Carrying amount at end of year	2,081,971	2,026,792
Capital works in progress at cost		
Carrying amount at beginning of year	-	-
Additions	632,794	-
Carrying amount at end of year	632,794	-
Plant and equipment at cost		
Carrying amount at beginning of year	30,042	-
Additions	168,230	30,554
Depreciation	(5,453)	(512)
Carrying amount at end of year	192,819	30,042

AUSTRALIS AQUACULTURE LIMITED
NOTES TO THE PRELIMINARY FINAL REPORT

8. LIABILITIES

CURRENT LIABILITIES

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
(a) PAYABLES		
Trade creditors	311,334	128,344
Accruals	76,054	34,549
	387,388	162,893
(b) INTEREST BEARING LIABILITIES		
Lease Liabilities	43,581	-
Borrowings	33,436	2,755,749
	77,017	
(c) PROVISIONS:		
Employees Entitlements	15,384	6,238
TOTAL CURRENT LIABILITIES	479,789	2,924,880

NON-CURRENT LIABILITIES

	Consolidated 30/6/2005 $	Consolidated 30/6/2004 $
(a). INTEREST BEARING LIABILITIES		
Lease Liabilities	42,406	
Borrowings	747,603	
TOTAL CURRENT LIABILITIES	790,009	-

The bank loan has a 15 year term, however can be repaid in full from 28 July 2009, interest rate is charged at the prime rate plus 1%, the company is presently paying 7.25%, the interest rate is capped at 7.25%. The loan is secured against the property owned by the company (referred to in Note 7) where the Aquaculture Barramundi facility is located, Turners Falls, Massachusetts, USA.

9. CONTRIBUTED EQUITY

	Consolidated 30/06/05 Number	Consolidated 30/06/05 $
Balance at beginning of period ordinary fully paid shares	24,006,333	2,106,328
Movements during the year: -		
Shares held on trust at 30 June 2004 and issued on Initial Public offering in August 2004		(1,100,000)
Initial Public Offering @ $0.25	22,000,000	5,500,000
Issue of shares for Part Payment to Vendors of Aquaculture plant @ $0.25	1,304,461	326,115
Issue of shares to Sponsoring Stockbroker in lieu of services @ $0.25	500,000	125,000
Issue of shares for Part Payment to Vendors of Aquaculture plant @ $0.393	410,000	161,038
Fund raising Issue of Shares @ $0.60	6,100,000	3,660,000
Issue of shares for Final Payment to Vendors of Aquaculture plant @ $0.743	216,320	160,834
Less capital raising expenses		(720,674)
Balance at end of year	54,537,114	10,218,641

AUSTRALIS AQUACULTURE LIMITED
NOTES TO THE PRELIMINARY FINAL REPORT

Options on Issue

There were 5,470,000 unlisted options at the date of this report comprising the following:

5,000,000 options exercisable at $0.30 expiring 30 June 2009 issued to Directors, these options vested on date of issue however are escrowed for 2 years from date of issue.

470,000 options exercisable at $0.40 expiring 30 August 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan.

10. ACCUMULATED LOSSES

	Consolidated	
	30/6/2005 $	30/6/2004 $
Balance at beginning of period	(726,585)	-
Net loss attributable to members of the parent entity	(1,485,117)	(726,585)
Balance at end of period	(2,211,702)	(726,585)

11. CONTINGENT ASSETS AND LIABILITIES

There are no contingent assets or liabilities as at 30 June 2005.

12. EVENTS SUBSEQUENT TO BALANCE DATE

There has been no event, item or transaction that has not already been reported that has occurred between the end of the financial year and the date of this report of a material or unusual nature, likely in the opinion of the directors to have a significant effect on the Company operations, results or outcomes in subsequent years.

13. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS at 1 July 2004 being the company's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and the Company's best estimate of the known or reliably estimated impact of the changes on total equity as at the date of transition and 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken by the Company, (b) potential amendments to AIFRS's and Interpretations thereof being issued by the standard-setters and IFRIC, and (c) emerging and accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

- *Business combinations* – Under the Australian equivalent to IFRS 3 "Business Combinations", the company has chosen to utilise the exemption under AASB 1 "Australian Adoption of International Financial Reporting Standards" for all past business combinations;

13. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS - continued

- *Income Tax* – Under AASB 112 "Income Taxes", Currently, the consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB 112: Income Taxes, the entity will be required to adopt a balance sheet approach under which deferred tax balances are recognized when there is a difference between the carrying value of the asset or liability and its tax base.

  AASB 112 requires deferred tax assets (including carry forward tax losses) to be recognised when it is "probable" that the benefit can be realized. Under the old 1020, carry forward tax losses can only be recognized when tier recovery is considered to be virtually certain.

  After assessing the major changes relating to the transition to AIFRS, the Company is now in the process of quantifying these differences.

- *Foreign Currency* – Under the AASB 121 "The effects of changes in foreign exchange rates", the company will be required to consider the currency of the primary economic environment in which the company operates. It is unlikely the adoption of this standard will result in a material impact to the company's opening balance sheet, however going forward whilst the functional currency of the parent may remain Australian Dollars, the functional currency of the subsidiaries may be determined to be US Dollars; and

- *Share-based Payments* Under AASB 2: Share-based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. AASB 2 is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005.

  On Transition 1 July 2004

  No impact on transition since all of the Company's options had vested as at 1 January 2005.

14. SEGMENT INFORMATION

The company operates in one industry, namely the aquaculture industry, in one geographical segment, namely the United States of America.

AUSTRALIS

Annual meeting

The annual meeting will be held as follows:

Place	Level 1, Auditorium Central Park 152 – 158 St George's Terrace Perth, WA 6000
Date	Provisionally set as 17 November 2005
Time	9am (WST)
Approximate date the +annual report will be available	17 October 2005

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has formally constituted audit committee.

Sign here:

Date: 12 September 2005

Print name: Gabriel Chiappini
Company Secretary

AUSTRALIS

ASX RELEASE

September 15, 2005

MARKET UPDATE & PRESENTATION

Please find attached a market update that will be presented to investors and analysts over the next 3 days by Managing Director Mr Stewart Graham and US Operations Director Mr Josh Goldman.

For more information please contact:

Stewart Graham
Managing Director
Australis Aquaculture Limited
(08) 9288 4540
sg@austaqua.com.au
US based producers of Australian Barramundi

Ann M Nahajski
Porter Novelli
(08) 9386 1233
anahajski@wa.porternovelli.com.au


AUSTRALIS
barramundi

Australis Aquaculture Limited

Celebrating its first year listed on the Australian Stock Exchange and its first financial year of production.

AUSTRALIS

Presentation Overview

- Company Background
- Milestones & Achievements
- Production Performance Indicators
- The Fish Market
- Expansion Programme
- Financials & Capital Structure

Company Background

- Aug '04: Oversubscribed IPO + Purchase of USA's largest indoor aquaculture facility
- Sept '04: Commercial Stocking of plant commences
- Mar '05: Product Launch and sales at Boston International Seafood Show
- Aug '05: Clear positive growth path of sales

Milestones & Achievements

- Acquisition of the US's largest indoor aquaculture facility, with patented technology
- Completed major upgrades to the plant within budget whilst commencing large-scale commercial operations
- Launched branded sales program creating strong market demand and sold all fish produced
- Established five-year exclusive supply agreements with 3 of Australia's largest hatcheries
- Initiated expansion to 1,000 tonne per annum on existing site for turnover of $12 m p.a.

Grow-out Facility Location



Map of North East USA
Turners Falls Plant
BOSTON 90mins
91
91
Major Interstate Highway to NYC
NEW YORK CITY
New York City 3hrs

51 million people and 38,000 restaurants are within 300 Km of plant location

AUSTRALIS

Australis Facilities


AUSTRALIS
One Australis Way









Two of ten grow-out tanks

AUSTRALIS

Operations Overview:

Sequential Batch Production Process

Hatcheries → A → B → C/D → Grow-Out →

AUSTRALIS

Fish Growth


Actual
Projected
Fish Weight (grams)
700.00
600.00
500.00
400.00
300.00
200.00
100.00
Days

AUSTRALIS

Fish Survival



55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
No of Fish
Actual
Projected
Production Day

AUSTRALIS

Food Conversion Ratio



1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Food Conversion Ratio
Actual
Projected
Production Day

AUSTRALIS

Projected Fish Biomass


250,000
200,000
150,000
100,000
50,000
-
Biomass (lbs)
Actual
Projected
Apr-04
Aug-04
Nov-04
Feb-05
May-05
Sep-05
Date

AUSTRALIS

The US Fish Market

- A US market of 2mill tonnes or US$55 billion per annum
- Strategy. Explore and develop market so as to profitably meet it with fish
- Fish size is plate to 1.5kg
- Novelty, sustainability, freshness and quality are still the main drivers

The US Seafood Market

Product	Pounds	Kilograms	Tonnes for USA based on 290 mill persons
Shrimp	4	1.818	527,220
Canned Tuna	3.4	1.545	448,050
Salmon	2.219	1.004	291,160
Pollock	**1.706**	**0.7754**	**224,866**
Catfish:	1.137	0.5168	149,872
Cod:	**0.644**	**0.2909**	**84,361**
Crab	0.609	0.2768	80,272
Tilapia	**0.541**	**0.2459**	**71,311**
Clams	0.525	0.2386	69,194
Scallops	0.33	0.15	43,500
TOTAL			**1,989,806**





US$55 billion - wholesale

Live Fish Sales



AUSTRALIS

The US - Achieve Greatness Campaign


Achieve greatness
Leaders in sustainability
Rick Moonen
barramundi
Sustainably farmed
Flown live from Australia
Available year-round
AUSTRALIS


Achieve greatness
Craig Kokelsu
barramundi
Sustainably farmed
Flown live from Australia
Available year-round
AUSTRALIS

AUSTRALIS

Public Awareness

USA – The Fish

Appearance at Famous Restaurants

- James Beard Foundation, NY
- Manhattan Ocean Club, NY
- The Aquagrill, NY
- RM's, Las Vegas
- Patous, Philadelphia

Currently supplying fish for 50,000 meals a month across the USA & Canada.

Australia – The Company

Institutional and private shareholders enjoy regular Activities Updates

More than 41 newspaper, magazine and TV reports since float

Expansion Programme

- Well proven, Company owned patents remove technical risks
- Existing permits provide continuity of operations
- Rationale - scale of economy is financially compelling
- Supportive Government environment



N
Land contours
WEST SIDE OPT.
20,450 sq.ft.
ORIG. PH. II
50,400 sq.ft.
ORIG. PH. I
11,150 sq.ft.
EXISTING FACILITY
49,300 sq.ft.
Australis - current main site
Future additional capacity of 1,000 tonnes
1,000 tonne capacity

Future 1,000 tpa expansion subject to availability of land

The Directors



Chairman – Non Executive Director
Dr Alistair Cowden
BSc. Hons (Edinburgh)

A West Australian entrepreneur. Previously, Archaean Gold, Magnetic Minerals, Australian Cancer Technology. Currently Chairman of Vulcan Resources and Rox Resources.



Executive Director & Managing Director
Stewart-Graham
Exec. MBA (UWA), MAICD, CD

Eight years of Stockbroking experience with three WA brokers, listing five new companies. Established businesses in Australia and North America.

AUSTRALIS

The Directors

Executive Director & President US Operations
Joshua N Goldman
B.Sc.(Bio-engineering) Amherst USA



Mr Goldman is an internationally known aquaculture consultant recognised pioneer of recirculation systems in the USA and prime author of the patents and designer of the plant acquired by the Company.

David O'Sullivan (DOS) – non Executive
B. Sc. (Melb), B. Sc. Hons (Monash), CPAg, MAAAC, MAIAS



A well known Australian aquaculturalist experienced in the farming of Barramundi. Proprietor of National Aquaculture Training Institute, Adelaide .

Financials

2005 Monthly Sales



Monthly Sales (AUD)
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
Mar
Apr
May
Jun
Jul
Aug

AUSTRALIS

An Australian/US Success Story



Capital Structure

54,537,114 FP shares

Market Cap at 45c = $21 million

Plus

5 mill options at 30c 25/3/2009

470,000 US employee options at 40c 25/8/2009

AUSTRALIS

AUSTRALIS

ASX RELEASE

October 14, 2005

SHAREHOLDER NOTICE OF MEETING

Please find attached the Notice of Meeting for the Australis's Annual General Meeting to be held on Thursday, 17 November 2005 9am, Seminar Room, Podium Level, Central Park, 152 – 158 St George's Terrace, Perth WA.

For more information please contact:

Stewart Graham
Managing Director
Australis Aquaculture Limited
(08) 9288 4540
sg@austaqua.com.au
US based producers of Australian Barramundi

AUSTRALIS AQUACULTURE LIMITED

ACN 098 236 938

NOTICE OF ANNUAL GENERAL MEETING

PROXY FORM

EXPLANATORY MEMORANDUM

Date of Meeting
Thursday, 17 November 2005

MEETING
9am WST

PLACE OF MEETING
Seminar Room
Podium Level
Central Park
152 – 158 St George's Terrace
Perth, Western Australia

This Notice of Annual General Meeting and Explanatory Memorandum should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given of the Annual General Meeting of Australis Aquaculture Limited ("**Company**" or "**Australis**") to be held at Seminar Room, Podium Level, Central Park, 152-158 St George's Terrace, Perth, Western Australia, on Thursday, 17 November 2005 at 9am Western Standard Time, for the purpose of transacting the following business referred to in this Notice of Annual General Meeting.

An Explanatory Memorandum containing information in relation to the following Resolutions accompanies this Notice of Annual General Meeting.

AGENDA

ORDINARY BUSINESS

Annual Accounts

To receive and consider the financial statements of the Company for the year ended 30 June 2005, consisting of the Statements of Financial Performance, the Statements of Financial Position, the Statements of Cash Flows, the Directors' Report, the Directors' Declaration and Auditors' Report.

Resolution 1 – Remuneration Report

To consider, and if thought fit, to pass, with or without amendment, the following non binding resolution as an **ordinary resolution**:

> *"That shareholders adopt the Remuneration Report for the financial year ended 30 June 2005."*

Note: The vote on this resolution is advisory only and does not bind the Directors of the Company.

Resolution 2 – Re-election of Alistair Cowden as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That Alistair Cowden who retires by rotation in accordance with clause 13.2 of the Company's Constitution and who offers himself for re-election, be elected a Director of the Company."*

SPECIAL BUSINESS

Resolution 3 – Ratification of Placement

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, pursuant to and in accordance with Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company approve and ratify the issue of 6,100,000 Shares in the capital of the Company at an issue price of $0.60 each, as described in the Explanatory Memorandum accompanying this Notice of Annual General Meeting".

The Company will disregard any votes cast on Resolution 3 by any person who participated in the issue and any person associated with those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To deal with any other business which may be brought forward in accordance with the Constitution and the Corporations Act.

For the purposes of Resolutions 1 – 3, the following definitions apply:

*"**ASX**" means Australian Stock Exchange Limited;*

*"**Company**" means Australis Aquaculture Limited ACN 098 236 938;*

*"**Constitution**" means the Company's constitution, as amended from time to time;*

*"**Corporations Act**" means Corporations Act 2001 (Cth);*

*"**Directors**" means the Directors of the Company;*

*"**Listing Rules**" means the Listing Rules of the ASX; and*

*"**Shares**" means fully paid ordinary shares in the capital of the Company.*

By Order of the Board of Directors

Gabriel Chiappini
Company Secretary

14 October 2005

PROXIES

- Votes at the general meeting may be given personally or by proxy, attorney or representative.
- A shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at this meeting. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights.
- A proxy may but need not be a shareholder of the Company.
- The instrument appointing the proxy must be in writing, executed by the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or under hand of an officer of his attorney duly authorised.
- The instrument of proxy (and the power of attorney or other authority, if any, under which it is signed) must be lodged by person, post, courier or facsimile and reach the Registered Office of the Company at least 48 hours prior to the meeting. For the convenience of shareholders a Proxy Form is enclosed.

For the purposes of section 1074E(2) of the Corporations Act 2001 and regulation 7.11.37 of the Corporations Regulations 2001, the Company determines that members holding ordinary shares at 5.00pm WST on 15 November 2005 will be entitled to attend and vote at the Annual General Meeting.

Corporations

A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative's appointment which must be lodged with, or presented to the Company before the meeting.

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938

PROXY FORM

The Company Secretary
Australis Aquaculture Limited
Corporate Office Address: Level 18
Central Park
152 – 158 St George's Terrace
PERTH WA 6000
Facsimile: (08) 9288 4400

I/We (name of shareholder) ....
of (address) ....
being a member/members of Australis Aquaculture Limited HEREBY APPOINT
(name) ....
of (address) ....
and/or failing him (name) ....
of (address) ....
or failing that person then the Chairman of the Annual General Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Seminar Room, Podium Level, Central Park, 152-158 St George's Terrace, Perth, Western Australia, on 17 November 2005 at 9am Western Standard Time and at any adjournment of the meeting.

Should you so desire to direct the Proxy how to vote, you should place a cross in the appropriate box below:

I/We direct my/our Proxy to vote in the following manner:

	For	Against	Abstain
Resolution 1 – Remuneration Report	☐	☐	☐
Resolution 2 – Re-election of Alistair Cowden as a Director	☐	☐	☐
Resolution 3 – Ratification of Placement	☐	☐	☐

If no directions are given my proxy may vote as the proxy thinks fit or may abstain.

If you do not wish to direct your proxy how to vote, please place a mark in this box. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of Resolution 3 and votes cast by him other than as proxy holder will be disregarded because of that interest. ☐

The Chairman intends to vote **in favour** of Resolutions 3 in relation to undirected proxies.

This Proxy is appointed to represent ____% of my voting right, or if 2 proxies are appointed Proxy 1 represents _____% and Proxy 2 represents ____% of my total votes
My total voting right is ________shares

If the shareholder(s) is an individual:

Name: ____

If the shareholder is a company:

Affix common seal (if required by Constitution)

______________________________ ______________________________
Director/Sole Director and Secretary Director/Secretary

Dated: 2005.

INSTRUCTIONS FOR APPOINTMENT OF PROXY

1. A shareholder entitled to attend and vote is entitled to appoint no more than two proxies to attend and vote at this Annual General Meeting as the shareholder's proxy. A proxy need not be a shareholder of the Company.

2. Where more than one proxy is appointed, each proxy must be appointed to represent a specific proportion of the shareholder's voting rights. If such appointment is not made then each proxy may exercise half of the shareholder's voting rights. Fractions shall be disregarded.

3. The proxy form must be signed personally by the shareholder or his attorney, duly authorised in writing. If a proxy is given by a corporation, the proxy must be executed under either the common seal of the corporation or under the hand of an officer of the company or its duly authorised attorney. In the case of joint shareholders, this proxy must be signed by at least one of the joint shareholders, personally or by a duly authorised attorney.

4. If a proxy is executed by an attorney of a shareholder, then the original of the relevant power of attorney or a certified copy of the relevant power of attorney, if it has not already been noted by the Company, must accompany the proxy form.

5. To be effective, forms to appoint proxies must be received by the Company no later than 48 hours before the time appointed for the holding of this Annual General Meeting (that is, by 9am WST on 15 November 2005), by post, facsimile or e-mail to the respective addresses stipulated in this proxy form.

6. If the proxy form specifies a way in which the proxy is to vote on any of the resolutions stated above, then the following applies:

   (a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way;

   (b) if the proxy has 2 or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands;

   (c) if the proxy is Chairperson, the proxy must vote on a poll and must vote that way; and

   (d) if the proxy is not the Chairperson, the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

   If a proxy is also a shareholder, the proxy can cast any votes the proxy holds as a shareholder in any way that the proxy sees fit.

7. The Chairman intends to vote in favour of all resolutions in relation to undirected proxies.

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide shareholders with sufficient information to assess the merits of the Resolutions contained in the accompanying Notice of Annual General Meeting ("**Notice**") of Australis.

The Directors of the Company ("**Directors**") recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

RESOLUTION 1 – REMUNERATION REPORT

Section 298 of the Corporations Act requires that the annual Directors' Report contain a Remuneration Report prepared in accordance with section 300A of the Corporations Act.

By way of summary, the Remuneration Report:

(a) discusses the Company's policy and the process for determining the remuneration of its executive officers; and

(b) sets out remuneration details for each Director of the Company named in the Remuneration Report for the financial year ended 30 June 2005.

Section 250R(2) of the Corporations Act requires companies to put a resolution to their members that the Remuneration Report be adopted. Pursuant to section 250R(3), the vote on this resolution is advisory only and does not bind the Board or the Company.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

RESOLUTION 2 – RE-ELECTION OF ALISTAIR COWDEN AS A DIRECTOR

Resolution 2 seeks approval for the re-election of Alistair Cowden as a Director with effect from the end of the Meeting.

Clause 13.2 of the Constitution provides that at each Annual General Meeting one-third of the Directors or, if their number is not a multiple of three, then such number as is appropriate to ensure that no Director holds office for more than 3 years, shall retire from office.

Mr Cowden retires from office in accordance with this requirement and submits himself for re-election.

RESOLUTION 3 – RATIFICATION OF SHARE ISSUE

On 26 April 2005, the Company announced to ASX the closure of its $3,660,000 placement of 6,100,000 Shares with various Australian institutional and sophisticated investors. The placement was made pursuant to the prospectus lodged on 14 April 2005.

Listing Rule 7.4

Listing Rule 7.4 permits the ratification of previous issues of securities made without prior shareholder approval, provided the issue did not breach the 15% threshold set by Listing Rule 7.1. The effect of such a ratification is to restore a company's maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring shareholder approval.

Information for shareholders

The following information is provided to shareholders for the purposes of Listing Rule 7.5:

1. the number of Shares validly allotted under Listing Rule 7.1 was 6,100,000;

2. the price at which the Shares were allotted was $0.60 cents each;

3. the Shares allotted were fully paid ordinary shares which rank equally with all other fully paid ordinary shares on issue;

4. the Shares were issued to various Australian institutional and sophisticated investors; and

5. the funds are being used to fund a major on site expansion of the Company's US barramundi production facility at Turners Falls to approximately 1,000 tonnes per annum – a 50% increase in output.

GLOSSARY

In this Explanatory Memorandum, the following terms have the following meanings unless the context otherwise requires:

ASX	means Australian Stock Exchange Limited.
Board	means the board of Directors of the Company.
Company or Australis	means Australis Aquaculture Limited (ACN 098 236 938).
Constitution	means the constitution of the Company.
Corporations Act	means the Corporations Act 2001 (Cth).
Director	means a director of the Company.
Listing Rules	means the Listing Rules of the ASX.
Meeting	means the annual general meeting the subject of the Notice.
Notice	means the notice of annual general meeting which accompanies this Explanatory Memorandum.
Resolution	means a resolution proposed pursuant to the Notice.
Share	means a fully paid ordinary share in the capital of the Company.

AUSTRALIS

ASX RELEASE

October 26, 2005

ANNUAL REPORT

Australis is pleased to present its 2005 Annual Report.

The annual report will be available on the Australis website www.australis.us

Annual General Meeting

The Annual General Meeting for Australis will be held on Thursday, 17 November 2005, 9am, Seminar Room, Podium Level, Central Park, 152 – 158 St George's Terrace, Perth WA.

For more information please contact:

Stewart Graham
Managing Director
Australis Aquaculture Limited
(08) 9288 4540
sg@austaqua.com.au
US based producers of Australian Barramundi

AUSTRALIS

barramundi

ANNUAL REPORT 2005

Australis Aquaculture Limited

ABN 65 098 236 938

CORPORATE DIRECTORY

DIRECTORS

Dr. Alistair Cowden	*Chairman*
Mr Stewart Graham	*Managing Director*
Mr Joshua Goldman	*Executive Director*
Mr David O'Sullivan	*Non Executive Director*

COMPANY SECRETARY

Mr Gabriel Chiappini

US FISH PRODUCTION FACILITY

Australis Aquaculture LLC
1 Australia Way
Turners Falls Massachusetts. 01376 USA

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2 45 St George's Terrace,
Perth WA 6000
Telephone (08) 9323-2000
Facsimile (08) 93232033

AUDITOR

Ernst & Young
The Ernst & Young Building
11 Mounts Bay Road
PERTH WA 6000

ASX CODE AAQ

PRINCIPAL OFFICE

Level 18, Central Park
152-158 St George's Terrace
Perth WA 6000
Telephone (08) 9288 4540
Facsimile (08) 9288 4400
Email: sg@australis.us
Website: www.australis.us

REGISTERED OFFICE

Level 18, Central Park
152-158 St George's Terrace
Perth WA 6000

BANKERS

Bankwest Ltd
108 St George's Terrace
Perth WA 6000

LAWYERS

Blakiston & Crabb
1202 Hay Street
West Perth
WA 6005



AUSTRALIS AQUACULTURE LIMITED

TABLE OF CONTENTS

AUSTRALIS AQUACULTURE LIMITED
REVIEW OF OPERATIONS

Dear Shareholder,

On behalf of the directors and employees of Australis I am pleased to report on the strong progress made during our first year as a listed company.

Shareholder wealth has increased substantially, with the initial 25 cent share finishing the year at 65 cents -- a 160% increase. Additional funds raised strengthened our balance sheet and will provide capital to expand production and fully develop the Australis brand.

Inaugural sales of $1.6 million (including the creation of self-generating inventory valued at $1.2 million) provide clear evidence of the success of the Australis patented production process. It was just one year ago, in September 2004, that continuous commercial quantities of fingerlings began to enter the plant. It is a testament to the dedication of our staff that major upgrades were completed in accordance with time and budget forecasts.

Despite the usual start-up challenges following our acquisition and upgrading of our newly acquired plant, the company has now seen a planned increase to continuous output. Sales forecasts for the financial year 2006 is now able to be budgeted at 412,000 kgs valued at approximately $4.95 million. The year ahead is anticipated to be one of increasing output to the maximum original plant specification and the completion of the building of further capacity to see production increase to approximately 1,000,000 kilograms of Barramundi valued at $12 million.

As the first to invest in marketing fresh Barramundi in the US, Australis has begun to build strong brand leadership. We have established distribution throughout much of the United States and its 290 million consumers. As a *'Product of Australia'* grown in pristine, salty water, our Barramundi enjoys a special market position. The support of our celebrity chefs confirms the value of our sustainable production process. Potential competitors are unaware of the advantages of growing the fish in such a way and should other Barramundi appear in the market the flavour and texture difference should be obvious to the American market.

The Board of Australis are now focusing on continuous expansion and targeted marketing to build and meet demand with the highest quality products.

Australis Aquaculture Limited



STEWART GRAHAM
Managing Director

AUSTRALIS AQUACULTURE LIMITED
DIRECTORS' REPORT

The Directors present their report on the accounts for the year ended 30 June 2005.

Directors

The names and details of the Company's Directors in office during the financial year until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated:

Names, qualifications, experience and special responsibilities

Dr Alistair Cowden B Sc.Hons (Edinburgh) PhD (London)
Chairman (Appointed 6 March 2004)

Dr Cowden has had a successful 11 year corporate career in the start-up, restructuring, management, growth and financing of emerging publicly listed mining, exploration and medical technology companies. This follows 13 years as a professional geologist in Australia, Africa, and Europe and in academia. Mr Cowden is responsible for providing the board with strategic guidance and overall management of the board, he is a member of the audit, remuneration and nomination committee.

He has been instrumental in the development of 6 companies, including Archaean Gold NL, which gave sixfold returns to investors within 2 years of listing, Magnetic Minerals Limited which was taken over after 2 years doubling initial investments and Australian Cancer Technology Limited which is developing a novel cancer vaccine.

Dr Cowden is currently Chairman of Vulcan Resources Limited and Rox Resources Limited and has excellent corporate skills and a sound financial background. During the past 3 years Mr Cowden has also served as a director of the following other listed companies;

i. Rox Resources Limited
ii. Vulcan Resources Limited
iii. Australian Cancer Technology Limited (resigned 14 November 2003)
iv. Deep Yellow Limited (resigned 20 August 2004)

Mr Stewart Graham Exec. MBA (UWA), MAICD CD
Managing Director

Mr Graham is a West Australian businessman with a wide variety of experience which includes eight years at the dealing desk and management positions for a number of stockbroking firms in Western Australia. He has assisted in and identified a number of public companies where he took an active part in the capital raising and listing of their securities on the Australian Stock Exchange. Prior to entering into stockbroking he established businesses in Australia and North America which he later sold in 1989. Both are still operating and are significant participants of the handling of stock market related information services. Mr Graham as managing director is responsible for the strategic direction of the company in with the assistance of Mr Joshua Goldman provides support for the sales & marketing and the operations in the USA and is a member of the audit, remuneration and nomination committee.

Mr Joshua N Goldman B.Sc.(Bio-engineering) Amherst USA
US Executive Director (Appointed 11 March 2004)

Mr. Goldman is a key pioneer of commercial indoor recirculating aquaculture in the USA and is known internationally in the Industry. Mr. Goldman brings over 20 years of aquaculture management experience as well as considerable knowledge of seafood marketing. Goldman received one of the first major grants to develop indoor aquaculture and has founded several companies recognized as industry leaders. Mr. Goldman has consulted for public and private entities on four continents and was awarded three patents on water filtration and reuse. He has been featured in over 50 US and international media stories including the New York Times, Business Week, and the Financial Times. Mr Goldman has served on the boards of Mass Ventures, URI's Marine Advisory Board, New England Fisheries Development Association, and the Institute for International Cooperation & Development. Mr Goldman is the only US based director and is focussed on ensuring the aquaculture plant in the US is operating to its optimum capacity, Mr Goldman also has responsibility for expanding the barramundi market in the US and seeking new opportunities in North America and is a member of the audit, remuneration and nomination committee.

Mr David O'Sullivan (Dos) B.Sc. (Melbourne), B.Sc.Hons (Monash), Cpag, MAAAC, MAIAS
Non Executive Director (Appointed 1 July 2004)

Mr O'Sullivan is an aquaculturalist and marine biologist and is recognised as a major commentator on all sectors of the Australian aquaculture industry and is experienced in the farming of Barramundi. He has conducted his own aquaculture consultancy business since 1986. He is also the proprietor of National Aquaculture Training Institute which trains personnel for the aquaculture industry. Mr O'Sullivan is responsible for management of the provision of fingerlings to the US facility and the training of its personnel in the needs of the fish. Mr O'Sullivan brings considerable technical and practical experience to the Company. Mr O'Sullivan in addition to his non-executive director responsibilities provides advice with respect to fingerling acquisitions and quality control and is a member of the audit, remuneration and nomination committee.

Company Secretary

Mr Gabriel Chiappini CA, BBus, GAICD

Mr Chiappini has worked in Chief Financial Officer and Company Secretarial roles in local and international environments and has also held the position of Company Secretary with ASX listed and unlisted companies. He is currently Company Secretary of Clinical Cell Culture Limited and Biron Capital Limited.

Mr Graham Anderson CA, Bcom (resigned 11 March 2005)

Mr Anderson is the principal of an accounting practice and also provides company secretarial services to ASX listed clients.

Nature of Operations and Principal Activities

The principal activity of the consolidated entity during the financial year was the acquisition and development of a fish production facility in the USA and the ongoing operation of the production facility to produce commercial quantities of Barramundi to be sold into the US market.

Employees

The Consolidated entity employed 15 full time employees as at 30 June 2005 (2004: 7 employees).

Significant Changes in the State of Affairs

On 28 July 2004 the company completed the acquisition of the US aquaculture facility at Turners Fall, Massachusetts USA. The plant was upgraded for Barramundi production and is now operational with first significant commercial sales occurring during March 2005.

Likely Developments and Expected Results

The consolidated entity will continue to increase production at its aquaculture facility in the USA.

Dividends

No dividends have been paid during the year and the Directors have not recommended that any dividend be paid.

Corporate Information

Australis Aquaculture Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the US based entities that it controls, Australis Aquaculture LLC and Australis Aquaculture Holdings LLC both incorporated in the state of Massachusetts USA.

Operating and Financial Review

Australis Aquaculture Ltd was founded in 2004 with the aim of developing and commercialising an export market for Australian bred Barramundi. Australis has now acquired an aquaculture facility at Turners Fall, Massachusetts USA and since September 2004 has exported commercial quantities of Barramundi fingerlings to its US aquaculture grow out facility.

The company will continue to focus on the production and the sales & marketing of Barramundi in the US market, highlights during the period included;

i. Sales continuing to grow strongly
ii. On track to achieve 412 tonnes of production in FY 2006
iii. Production of $1,234,908 of fish inventory as at 30 June 2005
iv. Acquisition of the USA's largest indoor aquaculture facility, with patented technology
v. Completed major upgrades to the plant within budget whilst commencing large-scale commercial operations
vi. Established five-year exclusive supply agreements with 3 of Australia's largest hatcheries
vii. Launched branded sales program creating strong market demand and sold all fish produced
viii. Initiated expansion to 1,000 tonne per annum on existing site for turnover of $12,000,000 per annum.

Operating Results for the Period

In the 12 month period to 30 June 2005 the Company has invested funds in gearing the aquaculture facility for the production of Barramundi, with first significant commercial sales occurring in March 2005, total sales to 3rd parties totalled $412,511, with unrealised revenues due to the build up in Fish stocks accounted for as Self Generating and Regenerating assets (SGARA) totalling $1,250,754.

The consolidated loss for the year after income tax was $1,485,117 (2004: Loss $726,585).

Investments for future performance

The Company has spent in excess of $750,000 on upgrading the aquaculture plant in preparation of full production which is expected to be at the upper end of the forecast in the IPO prospectus number. Fingerlings are now being stocked at a rate to support production at the upper end of the forecast in the IPO prospectus of 700 tonnes per annum.

The Company has announced that it is planning to increase production to 1,000 tonnes per annum with site works expected to commence in October with a scoping study under way to double production further to 2,000 tonnes per annum.

In addition the Company has identified opportunities to diversify its product offering by growing fish to 1.5kg (current grow out size is 650 grams) with a marketing feasibility initiative to offer fillet Barramundi.

Review of Financial Condition

Capital Structure

During the period 22 million ordinary shares were issued as part of Initial Public Offering (IPO) placement at $0.25 per share to raise $5.5m.

In addition a further 6.1 million ordinary shares were issued as part of a placement at $0.60 per share to raise $3.66m

As part payment for the acquisition of the US aquaculture plant a total of 1,930,781 ordinary shares were issued at an average price of $0.336 per share.

Cash from Operations

Net cash flows used in operations increased from $0.5 million (period to 30 June 2004) to $2.6 million (12 months to 30 June 2005). This reflects the investment made by the company whilst gearing its aquaculture facility in preparation for full production.

Net cash flows used in operations is anticipated to decrease in the first half of 2006 following the increase in the level of sales with a positive cash inflow expected during the 2nd half of FY 2006.

Liquidity and Funding

The Company has sufficient funds to finance its operations and to take advantage of favourable business opportunities or to fund unforeseen expenditure.

Risk Management

The Board is responsible for overseeing the establishment and implementation of an effective risk management system and reviewing and monitoring the Company's application of that system.

Implementation of the risk management system and day-to-day management of risk is the responsibility of the Managing Director, with the assistance of senior management as required. The Managing Director is responsible for reporting directly to the Board on all matters associated with risk management.

Matters Subsequent to the End of Financial Year

Since 30 June 2005, the following significant subsequent events have occurred:

- Announcement to the market on 13 September 2005 stating that sales for August had increased to approximately to $250,000

Other than the above the Directors are not aware of any matter or circumstance that has significantly or may significantly affect the operations of the consolidated entity or the results of those operations, or the state of affairs of the company in subsequent financial years.

Share Options

There were 5,470,000 unlisted options at the date of this report comprising the following:

i. 5,000,000 options exercisable at $0.30 expiring 30 June 2009 issued to Directors
ii. 470,000 options exercisable at $0.40 expiring 30 August 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company. No options were exercised during the period.

Directors' Interests in Shares and Options of the Company

The interests of the Directors in shares at the date of this report are as follows:

	Fully Paid Shares	Options
Dr A Cowden	3,100,000	1,100,000
Mr S Graham	7,900,000	900,000
Mr J Goldman	2,377,983	2,000,000
Mr D O'Sullivan	2,600,000	1,000,000

Meetings of Directors

There were 10 meetings of Directors held during the year ended 30 June 2005 that were attended by all Directors.

Number of audit committee meetings and names of attendees

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	2	2
Stewart Graham	2	1
Joshua Goldman	2	1
David O'Sullivan	2	1

Number of remuneration committee meetings and names of attendees

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	1	1
Stewart Graham	1	1
Joshua Goldman	1	1
David O'Sullivan	1	1

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Australis Aquaculture Limited (the Company).

Remuneration philosophy

The performance of the Company depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives.

To this end, the Company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives
- Link executive rewards to shareholder value
- Significant portion of executive remuneration is dependent upon meting pre-determined performance targets
- Establish appropriate, demanding performance hurdles in relation to variable executive remuneration

Remuneration Committee

The Board of Directors via the Remuneration Committee is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and the executive team. The Board will assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and senior management remuneration is separate and distinct.

Non-executive director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The constitution and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at a General Meeting held by shareholders approving an aggregate remuneration of $150,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. If required the board will seek advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each non-executive director receives a fee for being a director of the Company and includes attendance at board and committee meetings. Any additional services provided are charged at a daily rate agreed in advance by the Chairman.

Senior manager and executive director remuneration

Objective

The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

- reward executives for Company and individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link reward with the strategic goals and performance of the Company; and
- ensure total remuneration is competitive by market standards

Structure

The Remuneration Committee determines the level and make-up of executive remuneration. To assist in achieving the Company's objectives the Remuneration Committee links the nature and amount of officers' emoluments to the Company's financial and operational performance. All executives and senior management are entitled to annual bonuses payable upon the achievement of corporate milestones and participate in the Company's employee share option plan.

Executives and senior management are entitled to receive options at the discretion of the board. These options are not dependent on the performance of the Company or the individual as they are considered to be a long term incentive in order to retain key employees of the Company. The independent directors reviews the annual amounts paid to executive directors and senior management, in determining the level of their remuneration the independent directors take into account the company's performance and achieving the company's corporate milestones. The corporate milestones are reviewed monthly at board meetings, in addition the board meets twice annually to review strategic goals to ensure the corporate milestones set for management are aligned with the company's shareholders goals, that is to increase the company's value.

Fixed Remuneration

Objective

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Structure

Fixed remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of company wide and individual performance and relevant comparative remuneration in the market.

Variable Remuneration

Variable remuneration is at the discretion of the board, no variable remuneration was paid during the financial year.

Company Performance

The company's performance is reflected in the movement in the company's earnings per share over time, the data below shows Australis's basic EPS since listing.

	2004	2005
Earnings/(cost) Per Share	($0.059)	($0.031)

Employment Contracts

The Managing Director Mr Stewart Graham and the US based Executive Director Mr Joshua Goldman are employed under contract. The current employment contracts for both Mr Graham and Mr Goldman commenced on 2 August 2004 and expire on 2 August 2007.

Under the terms of the contract Mr Graham can resign from his position and terminate his contract by way of written notice stating that the company has breached the contract or non observation or non-performance and the failure of the company to remedy the breach, non-observation or non-performance within 10 business days of the written notice. The company may terminate Mr Graham's contract without providing a reason by giving 6 months written notice or immediately upon the payment by the company to Mr Graham of an amount equal to the Remuneration for 6 months. The company may terminate Mr Graham's contract effective immediate by written notice if Mr Graham becomes bankrupt or insolvent, is found guilty of gross misconduct, refusing or neglecting to comply with any lawful direction or order given to him by the company which Mr Graham after receipt of the written notice has failed to rectify to the reasonable satisfaction of the company within 10 business days. Where termination with cause occurs the Managing Director is only entitled to that potion of remuneration which is outstanding up to the date of termination.

AUSTRALIS AQUACULTURE LIMITED
DIRECTORS' REPORT (Continued)
REMUNERATION REPORT (continued)

Employment Contracts (Cont'd)

Under the terms of the contract Mr Goldman can resign from his position and terminate his contract by way of written notice stating that the company has breached the contract or non observation or non-performance and the failure of the company to remedy the breach, non-observation or non-performance within 10 business days of the written notice. The company may terminate Mr Goldman's contract without providing a reason by giving 6 months written notice or immediately upon the payment by the company to Mr Goldman of an amount equal to the Remuneration for 6 months. The company may terminate Mr Goldman's contract effective immediate by written notice if Mr Goldman becomes bankrupt or insolvent, is found guilty of gross misconduct, refusing or neglecting to comply with any lawful direction or order given to him by the company which Mr Goldman after receipt of the written notice has failed to rectify to the reasonable satisfaction of the company within 10 business days. Where termination with cause occurs the Executive Director is only entitled to that potion of remuneration which is outstanding up to the date of termination.

Directors' & Officers' remuneration for the 12 month period ended 30 June 2005

	Primary Benefits		Post Employment	Equity	Other	
	Salary & Fees	Other	Superannuation		Bonuses	Total
Directors						
A Cowden	47,092	-	4,238	-	-	51,330
S Graham	185,942	-	16,735	-	-	202,677
J Goldman (i) (ii)	143,080	11,083	-	-	33,251	187,415
D O'Sullivan (iii)	27,942	30,094	2,515	-	-	60,551
Officers						
G Chiappini	-	32,198	-	-	-	32,198
G Anderson (iv)	-	55,583	-	-	-	55,583

(i) As part of Mr Goldman's contract he received a bonus on commencement of employment

(ii) Other Remuneration - Mr Goldman earning consulting fees prior to his full time employment contract being completed, refer to Note 17 (b)

(iii) Other Remuneration - Mr O'Sullivan provides consulting services associated with fingerling acquisitions, refer to Note 17 (b)

(iv) Mr Anderson resigned as Company Secretary on 11 March 2005

Options

No options were issued or vested to directors or officers during the period.

Earnings per share

Earnings per share for the current period was a loss of 3.1 cents compared to a loss of 5.9 cents per share for the previous period. Weighted average number of ordinary shares on issue used in the calculation of basic loss and diluted loss per share is 47,215,557.

Environmental Regulation

The company's operations are subject to significant environmental regulations under USA laws. At the date of this report the company is not aware of any breach of those environmental requirements.

Indemnification and Insurance of Directors and Officers

During the financial year, the company paid a premium to insure the Directors and Officers of the Company.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Australis Aquaculture Ltd support and have adhered to the principles of corporate governance. The Company's corporate governance statement is contained in the following section of this annual report.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The directors received the following declaration from the auditor of Australis;

Auditor's Independence Declaration to the Directors of Australis Aquaculture Limited

In relation to our audit of the financial report of Australis Aquaculture Limited for the financial period ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

V W Tidy
Partner
Perth
Date: 30 September 2005

NON-AUDIT SERVICES

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

General taxation and transfer pricing advice	$10,300

Signed for and on behalf of the Directors in accordance with a resolution of the Board.

STEWART GRAHAM
Managing Director

30 September 2005

AUSTRALIS AQUACULTURE LIMITED
CORPORATE GOVERNANCE STATEMENT

STATEMENT

From the date of listing on the Australian Stock Exchange until the end of the 2004/2005 financial year (the "**Reporting Period**") Australis Aquaculture Limited (the "**Company**") has continued to operate in accordance with systems of control and accountability which the Company adopted prior to listing as the basis for the administration of corporate governance. This report sets out the key corporate governance practices of the Company during the Reporting Period, providing disclosure to the extent recommended by the ASX in accordance with its "Principles of Good Corporate Governance and Best Practice Recommendations" (the "**ASX Guidelines**").

Commensurate with the spirit of the ASX Guidelines, the Company has followed each of the 28 Recommendations to the extent the Board considered that their implementation was practicable and likely to genuinely improve the Company's internal processes and accountability to external stakeholders. To the extent that the Company has adopted a practice that differs from the recommendations, disclosure is made of the Company's practice, and how that practice embraces the ASX Principles.

Additional information about the Company's corporate governance practices, including disclosure of the various charters, policies and procedures which form the Company's corporate governance framework, is set out on the company's website at www.australis.us

EXPLANATIONS FOR DEPARTURES FROM BEST PRACTICE RECOMMENDATIONS

As at the end of the Reporting Period, there are few recommendations of the ASX that the Company does not follow. These relate directly to the structure of the Board, and are described more fully as follows:

1. <u>**Principle 2, Recommendation 2.1**</u>

Notification of Departure

Principle 2
Recommendation 2.1: A majority of the Board should be independent directors
Notification of Departure

The Board considers two out of four directors to be independent (Alistair Cowden and David O'Sullivan).

The Board notes that Alistair Cowden and David O'Sullivan satisfy the test of independence as set out in Box 2.1 of the ASX Principles of Good Corporate Governance and Best Practice Recommendations, other than Mr Cowden having shareholding in excess of 5%. This is not considered to impede their ability to act independently on the Board.

Explanation for Departure

Since the Company listed, its Board structure has not changed. The Board was specifically structured in a way which was considered to best serve the interests of shareholders from both a long-term strategic and day-to-day operations perspective. The Board is of the view that two out of four directors is a sufficient level of independent representation to achieve best practice in corporate governance for the immediate future. Furthermore, mechanisms are in place to ensure the integrity of the financial accounts. While the audit function is carried out by the full Board, the two independent directors have direct recourse to the external auditor without the presence of management, should this be considered necessary. The Board will continue to monitor the effectiveness of its structure and will make any changes as are deemed desirable as the Company continues to grow.

Principle 2
Recommendation 2.4: The Board should establish a Nomination Committee

Notification of Departure:

There is no nomination sub-committee.

Explanation for Departure:

The full Board considers those matters that would usually be the responsibility of a nomination committee. The Board considers that no efficiencies or other benefits would be gained by establishing a separate nomination committee. The Board has adopted a Nomination Committee Charter, which it applies when convening as the nomination committee.

Principle 4
Recommendation 4.2: The Board should establish an Audit Committee

Notification of Departure:

A separate audit committee has not been formed.

Explanation for Departure:

The full Board carries out the role of the audit committee. This is considered effective in ensuring the integrity and truthfulness of the accounts. The Board has adopted an Audit Committee Charter, which it applies when convening as the audit committee. The Board convenes as the audit committee separate from regular meetings of the Board.

While two executives (Messrs Graham and Goldman) are Board members, neither is involved in the preparation of the accounts. The Board relies on the functions and capabilities of its external auditors to ensure proper audit of financial statements, and notes that its non-executive directors are available to meet directly with the external auditor without management present should this be required.

Principle 9
Recommendation 9.2: The Board should establish a Remuneration Committee

Notification of Departure:

A separate remuneration committee has not been formed.

Explanation for Departure:

The Board considers that no efficiencies or other benefits would be gained by establishing a separate remuneration committee. However, similarly to its approach to nomination-related matters, the Board has adopted a Remuneration Committee Charter, which it applies when convening as the remuneration committee.

SKILLS, EXPERIENCE, EXPERTISE AND TERM OF OFFICE OF EACH DIRECTOR

A profile of each director containing the applicable information is set out in the Directors' Report.

IDENTIFICATION OF INDEPENDENT DIRECTORS

In considering independence of directors, the Board refers to the criteria for independence as recommended by the ASX. To the extent that it is necessary for the Board to consider issues of materiality, the Board refers to the thresholds for qualitative and quantitative materiality as adopted by the Board and contained in the Statement of Board and Management Functions, which is disclosed in full on the Company's website.

The independent directors of the Company are Dr Alistair Cowden and David O'Sullivan. The Board has not changed its assessment of independence of those directors since the Company's 2004 Corporate Governance Report was published. That assessment is as follows:

Dr Cowden meets all of the criteria of the ASX independence criteria, other than he is a "substantial shareholder" of the Company (approximately 5.5% shareholding) within the definition ascribed by the Corporations Act. The Board considers that Mr Cowden's shareholding is not so substantial as to cause real potential for conflict between the interests of Mr Cowden and the majority of the other shareholders of the Company (and therefore affect Mr Cowden ability to exercise unbiased judgement). To the contrary, the Board (in the absence of Mr Cowden) considers that he demonstrates and consistently makes decisions and takes actions that are in the best interests of the Company and its shareholders, and therefore considers him to be independent.

Mr O'Sullivan has a shareholding (4.58%) below 5% and is therefore no longer a substantial shareholder in the Company. The Board considers that this is not so substantial as to cause potential for conflict between the interests of Mr O'Sullivan and the majority of other shareholders. Mr O'Sullivan also provides some consultancy services to the Company, however in the view of the Board these have not been sufficiently material to date, either from the perspective of Mr O'Sullivan or the Company, to impede Mr O'Sullivan's independent judgement. The Board therefore considers Mr O'Sullivan to be independent.

STATEMENT CONCERNING AVAILABILITY OF INDEPENDENT PROFESSIONAL ADVICE

If a director considers it necessary to obtain independent professional advice to properly discharge the responsibility of his/her office as a director then, provided the director first obtains approval for incurring such expense from the Chairman, the Company will pay the reasonable expenses associated with obtaining such advice.

AUDIT COMMITTEE MEMBERS AND MEETINGS

The full Board meets as the Audit Committee. All directors are financially literate and or possess "financial expertise", the details of which are more fully set out in the Directors' Report.

NUMBER OF AUDIT COMMITTEE MEETINGS AND NAMES OF ATTENDEES

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	2	2
Stewart Graham	2	1
Joshua Goldman	2	1
David O'Sullivan	2	1

CONFIRMATION WHETHER PERFORMANCE EVALUATION OF THE BOARD AND ITS MEMBERS HAVE TAKEN PLACE AND HOW CONDUCTED

During the Reporting Period an evaluation of the Board and its members was carried out.

NOMINATION COMMITTEE

The full Board carries out the role of the nomination committee. The full Board met formally once as the nomination committee, however nomination-related discussions also occurred from time to time during the year as required.

REMUNERATION COMMITTEE

The full Board carries out the role of the remuneration committee. The full Board met formally once as the remuneration committee during the Reporting Period.

REMUNERATION POLICY

Details of remuneration, including the Company's policy on remuneration, are contained in the "Remuneration Report" which forms of part of the Directors' Report.

Given the fledgling nature of the Company's operations and the small number of key executives, a detailed policy which distinguishes between executive and non-executive remuneration has not been warranted to date. All of the directors receive a fixed fee for their services, which fees are set in accordance with a shareholder-approved threshold. Remuneration of executives is set at a level which also takes into account their executive services. Executives are also eligible to receive a bonus, however this is discretionary and not related to the achievement of key performance indicators.

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent Audit Report to Members of Australis Aquaculture Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Australis Aquaculture Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

ERNST & YOUNG

Audit opinion

In our opinion the financial report of Australis Aquaculture Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Australis Aquaculture Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

T. Tidy

V W Tidy
Partner
Perth
30 September 2005

AUSTRALIS AQUACULTURE LIMITED
DIRECTORS DECLARATION

In accordance with a resolution of the directors of Australis Aquaculture Limited I state that:

1. In the opinion of the directors:

   (a) the financial statements and notes of the company and of the consolidated entity, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the company and the consolidated entity will be able to pay their debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

This declaration has been made on behalf of the Board.

Dated at Perth
30 September 2005

STEWART GRAHAM
Managing Director

AUSTRALIS AQUACULTURE LIMITED
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Note	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT ENTITY 2005 $	PARENT ENTITY 2004 $
Revenues from ordinary activities	2	1,945,593	2,877	82,017	2,877
Employee benefits expense		(1,033,880)	(118,350)	(203,751)	(102,353)
Depreciation and amortisation expense	3	(141,617)	(44,044)	(890)	-
Diminution expense		-	-	(986,465)	-
Borrowing costs expense	3	(43,032)	-	-	-
Consultants fee		(77,699)	(73,744)	(77,699)	(73,744)
Marketing expenses		(349,385)	(104,985)	(152,819)	(104,985)
Foreign exchange loss	3	-	(170,438)	-	-
Corporate expenses		(308,145)	(64,205)	(270,804)	(64,205)
Occupancy expenses		(82,025)	(64,461)	(21,337)	(31,611)
Inventories, Materials and consumables		(1,127,272)	-	-	-
Office expenses		(267,655)	(31,901)	(115,081)	(31,882)
Other expenses from ordinary activities		-	(57,334)	(4,022)	(54,949)
Loss from ordinary activities before related income tax expense		(1,485,117)	(726,585)	(1,750,850)	(460,852)
Income tax attributable to operating loss'	4	-	-	-	-
Net Loss attributable to members of Australis Aquaculture Limited	13	(1,485,117)	(726,585)	(1,750,850)	(460,852)
Share issue costs		(720,674)	(34,440)	(720,674)	(34,440)
Total revenue, expenses and valuation adjustments attributable to members of Australis Aquaculture Limited and recognised directly in equity.		(720,674)	(34,440)	(720,674)	(34,440)
Total changes in equity other than those resulting from transaction with owners attributable to members of Australis Aquaculture Limited		(2,205,791)	(761,025)	(2,471,524)	(495,292)
Basic earnings per share (cents per share)		(3.1)	(5.9)	(3.7)	(3.8)
Diluted earnings per share (cents per share)		(3.1)	(5.9)	(3.7)	(3.8)

The accompanying notes form part of these financial statements.

AUSTRALIS AQUACULTURE LIMITED
STATEMENT OF FINANCIAL POSITION
30 JUNE 2005

	Note	CONSOLIDATED		PARENT ENTITY	
		2005	2004	2005	2004
		$	$	$	$
Current Assets					
Cash assets		3,989,770	1,141,625	3,933,277	1,123,211
Receivables	5	210,302	31,792	30,545	31,792
Self-generating and regenerating assets - fish	6	1,234,908	27,727	-	-
Other	7	840	113,312	-	101,276
Total Current Assets		5,435,820	1,314,456	3,963,822	1,256,279
Non Current Assets					
Property, plant and equipment	8	3,840,917	2,990,167	3,121	-
Receivables	9	-	-	4,121,265	614,012
Total Non Current Assets		3,840,917	2,990,167	4,124,386	614,012
Total Assets		9,276,737	4,304,623	8,088,208	1,870,291
Current Liabilities					
Payables	11	387,388	162,893	65,885	162,893
Interest-bearing liabilities	11	77,017	2,755,749	-	57,749
Provisions	11	15,384	6,238	15,384	4,173
Total Current Liabilities		479,789	2,924,880	81,269	224,815
Non-Current Liabilities					
Interest-bearing liabilities	11	790,009	-	-	57,749
Total Liabilities		1,269,798	2,924,880	81,269	282,564
Net Assets		8,006,939	1,379,743	8,006,939	1,645,476
Equity					
Contributed equity	12	10,218,641	2,106,328	10,218,641	2,106,328
Accumulated losses	13	(2,211,702)	(726,585)	(2,211,702)	(460,852)
Total Equity		8,006,939	1,379,743	8,006,939	1,645,476

The accompanying notes form part of these financial statements.

AUSTRALIS AQUACULTURE LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Cash flows from operating activities				
Proceeds from customers	249,847	148	-	148
Payments to suppliers and employees	(2,872,221)	(518,680)	(1,798,789)	(429,731)
Interest paid	(43,032)	-	-	-
Interest received	65,554	2,729	65,554	2,729
Other	19,905	-	-	-
Net cash flows used in operating activities	(2,579,945)	(515,803)	(1,733,235)	(426,854)
Cash flows from investing activities				
Purchase of property, plant and equipment	(795,500)	(506,649)	(4,011)	-
Loan to controlled entities	-	-	(2,859,265)	(614,012)
Net cash flows used in investing activities	(795,500)	(506,649)	(2,863,276)	(614,012)
Cash flows from financing activities				
Proceeds from issues of shares	8,060,000	2,140,766	8,060,000	2,140,766
Share issue expenses	(595,674)	(34,440)	(595,674)	(34,440)
Net (repayment)/proceeds from borrowings	(1,240,736)	3,942	(57,749)	3,942
Advances from related party	-	53,807	-	53,807
Net cash flows from financing activities	6,223,590	2,164,075	7,406,577	2,164,075
Net increase in cash held	2,848,145	1,141,623	1,123,211	1,123,209
Cash at beginning of the year	1,141,625	2	2,810,066	2
Cash at end of the year	3,989,770	1,141,625	3,933,277	1,123,211

RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT ENTITY 2005	PARENT ENTITY 2004
Operating (loss) after tax	(1,485,117)	(726,585)	(1,750,850)	(460,852)
Depreciation	141,617	44,044	890	-
Employee entitlements	9,147	6,238	11,212	4,173
Foreign exchange loss/(gain)	(196,868)	170,438	-	-
Changes in assets and liabilities				
Receivables	(178,510)	(31,792)	1,245	(31,792)
Self Generating and regenerating assets	(1,207,181)	(27,727)	-	-
Other	112,472	(113,312)	101,276	(101,276)
Trade and other creditors	224,495	162,893	(97,008)	162,893
	(2,579,945)	(515,803)	(1,733,235)	(426,854)

The accompanying notes form part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

This financial report is a general purpose financial report which has been prepared on an accruals basis in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The financial statements have also been prepared in accordance with the historical cost convention, except for fish stocks (which are self-generating and regenerating assets) measured at net market value.

(b) Taxes

Income Tax

Income tax has been brought to account using the liability method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit/loss after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between the profit/loss and the taxable income/loss. The tax effect of timing differences which arises from the recognition in the accounts of items of revenue and expenses in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the statement of financial position as future income tax benefits or provision for deferred income tax, as the case may be at current tax rates. A future income tax benefit attributable to timing differences is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt. A future income tax benefit relating to tax losses is only carried forward as an asset where realisation of the benefit can be regarded as virtually certain.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cashflows arising from investing and financing activities, which is recoverable from or payable to the taxation authority are classified as operating cashflows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(c) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted.

(d) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised: -

Interest

Control of a right to receive the interest payment.

Sale of Goods

Control of the goods has passed to the buyer.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Trade and Other Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid on future goods and services received, whether or not billed to the entity.

(g) Contributed Equity

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(h) Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(i) Property, plant and equipment

Cost

Property, Plant and Equipment are measured at cost.

Depreciation

Depreciation is provided on a straight- line basis on all property, plant and equipment, other than freehold land.

Major depreciation periods are:	2005
Buildings:	15 years
Plant and equipment:	5 to 15 years

Management has revised the estimated useful life of the building from 10 years to 15 years. This has resulted in an annualised reduction of $67,599 in the depreciation charge.

(j) Interest bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

(k) Foreign Currency

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the entity are converted to local currency at the rate of exchange at the date of the transaction.

Foreign currency monetary items that are outstanding at the end of the financial year are translated using the spot rate at the end of the financial year. Any exchange differences are taken to the Statement of Financial Performance

Translation of foreign operations

All overseas operations are treated as integrated operations. The financial reports of overseas operations are translated using the temporal method and any exchange differences are taken to the statement of financial performance.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(m) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Australis Aquaculture Limited (the parent company) and all entities that Australis Aquaculture Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(n) Self Generating and Regenerating assets

Fish stocks are measured at their estimated net market value at each reporting date. The estimated net market value is determined as the net present value of cash flows expected to be generated by the sale of fish (discounted at a risk adjusted interest rate).

Net increments or decrements in the estimated market value of fish stocks are recognised as revenues or expenses in the net profit or loss, determined as:

(i) the difference between the total net market value of fish stocks recognised at the beginning of the financial year and the total net market value of the fish stocks recognised as at the reporting date; less

(ii) costs incurred during the financial year to acquire fish stocks.

Costs incurred in maintaining or growing fish are recognised as expenses when incurred.

(n) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- Other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The Company does not have a superannuation scheme and the value of share options issued to Directors and employees have not been recognised as an employee benefit expense.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(p) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(q) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(o) Comparatives

Comparatives are for the year ended 30 June 2004.

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES				
Revenue from Operating Activities				
Sales	412,511	-	-	-
Net increase in market values of fish stocks	1,250,754	-	-	-
Interest received	65,554	2,729	65,554	2,729
Other income	19,906	148	-	148
Foreign Exchange Gain	196,868	-	16,463	-
Total Revenue from ordinary activities	1,945,593	2,877	82,017	2,877

NOTE 3. OPERATING LOSS

(a) Operating loss from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:

Provision for employee entitlements	9,147	6,238	9,147	4,173
Depreciation of Building	136,164	43,532	-	-
Depreciation of Plant & Equipment	5,453	512	890	-
Provision for diminution in Intercompany loans	-	-	986,465	-
Interest expense	43,032	-	-	-
Cost of sales	266,234	-	-	-
Foreign Exchange loss	-	170,438	-	-
Operating lease rental	17,349	6,238	-	4,173

NOTE 4. INCOME TAX

The prima facie tax; using tax rates applicable in the country of operation, on operating (loss) differs from the income tax *provided in the financial statements as follows:*

Prima facie tax benefit on the operating loss	(445,535)	(217,976)	(525,255)	(138,256)
Tax effect of permanent differences				
Provision for diminution	-	-	295,939	-
Other items	(100,540)	8,348	(48,179)	8,348
Income tax benefit not brought to account	546,076	209,628	277,495	129,908
Income tax expense	-	-	-	-
Deferred tax assets and liabilities				
Provision for deferred income tax - current	(2,744)	-	(3,363)	-
Future income tax benefit on timing differences	2,744	-	3,363	-
Total	-	-	-	-
Future income tax benefit – not taken into account	9,170	-	8,547	-
Income tax losses				
Future income tax benefit arising from tax losses of a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	653,264	209,628	328,164	129,908

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$

NOTE 4. INCOME TAX (Cont'd)

This future income tax benefit will only be obtained if:
(a) the company derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised;
(b) the company continues to comply with the conditions for deductibility imposed by tax legislation; and
(c) no changes in tax legislation adversely affect the ability of the company to realise these benefits.

NOTE 5. RECEIVABLES (Current)

Trade Debtors	96,643	-	-	-
Security bond	89,114	6,000	6,000	6,000
GST receivable	24,545	25,792	24,545	25,792
	210,302	31,792	30,545	31,792

The security bond is non-interest bearing and has a maturity date of 12 months. GST receivable is non-interest bearing and generally received within 30 to 90 days.

NOTE 6. FISH INVENTORIES

Fish stocks at estimated net market value	1,234,908	27,727	-	-

The Company had 580,624 Barramundi Fish in the US plant varying in size from 1 to 625 grams as at 30 June 2005.

In determining the estimated net market values the directors have taken into account the current market value of the fish, the costs of acquiring and growing fish and the insurance values. The directors have also allowed for selling and point of sale costs and have taken into account assumptions relating to the growth cycle for Barramundi which does not exceed 9 months.

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
NOTE 7. OTHER				
Prepayments	840	113,312	-	101,276

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Land at cost	989,229	933,333	-	-
Buildings at cost	2,205,771	2,070,324	-	-
Accumulated depreciation	(179,696)	(43,532)	-	-
	2,026,075	2,026,792	-	-
Capital Works in progress	632,794	-	-	-
Plant and equipment at cost	198,784	30,554	4,011	-
Accumulated depreciation	(5,965)	(512)	(890)	-
	192,819	30,042	3,121	-
	3,840,917	2,990,167	3,121	-
Movement during the year				
Land at cost				
Carrying amount at beginning of year	933,333	-	-	-
Additions	-	933,333	-	-
Movement caused by foreign exchange	55,896	-	-	-
Carrying amount at end of year	989,229	933,333	-	-
Buildings at cost				
Carrying amount at beginning of year	2,026,792	-	-	-
Additions	-	2,070,324	-	-
Movement caused by foreign exchange	135,447	-	-	-
Depreciation	(136,164)	(43,532)	-	-
Carrying amount at end of year	2,026,075	2,026,792		
Capital works in progress at cost				
Carrying amount at beginning of year	-	-	-	-
Additions	632,794	-	-	-
Carrying amount at end of year	632,794	-	-	-
Plant and equipment at cost				
Carrying amount at beginning of year	30,042	-		
Additions	168,230	30,554	4,011	-
Depreciation	(5,453)	(512)	(890)	-
Carrying amount at end of year	192,819	30,042	3,121	-

The assets have been acquired during the previous 15 months and therefore directors believe that the carrying amounts reflect the amounts for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction and therefore reflect their fair values

Please refer to note 11 for details relating to secured mortgage held by a bank over the freehold land and buildings noted above.

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
NOTE 9. RECEIVABLES (Non Current)				
Loan to controlled entities	-	-	5,107,730	614,012
Provision for diminution	-	-	(986,465)	
	-	-	4,121,265	614,012

The loan to controlled entities is interest free with no specified repayment terms.

NOTE 10. INTERESTS IN SUBSIDIARIES

The parent entity has two wholly owned subsidiary companies being Australis Aquaculture LLC and Australis Aquaculture Holdings LLC. These companies are incorporated in the United States of America.

	Country of Incorporation	Percentage Owned 2005 %	Percentage Owned 2004 %	Investment 2005 $	Investment 2004 $
Australis Aquaculture LLC	USA	100%	100%	-	-
Australis Aquaculture Holdings LLC	USA	100%	100%	-	-

Australis Aquaculture Ltd is the ultimate Australian parent entity in the wholly owned group.

NOTE 11. PAYABLES

	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT ENTITY 2005 $	PARENT ENTITY 2004 $
CURRENT LIABILITIES				
(a) PAYABLES				
Trade creditors	311,334	128,344	43,298	128,344
Accruals	76,054	34,549	22,587	34,549
	387,388	162,893	65,885	162,893
(b) INTEREST BEARING LIABILITIES				
Lease Liabilities (i)	43,581	-	-	-
Borrowings (ii)	33,436	2,755,749	-	57,749
	77,017	2,755,749	-	57,749
(c) PROVISIONS				
Employees Entitlements	15,384	6,238	15,384	4,173
TOTAL CURRENT LIABILITIES	479,789	2,924,880	81,269	224,815
NON-CURRENT LIABILITIES				
(a) INTEREST BEARING LIABILITIES				
Lease Liabilities (i)	42,406	-	-	-
Borrowings (ii)	747,603	-	-	-
TOTAL NON CURRENT LIABILITIES	790,009	-	-	-

(i) The lease liability has a remaining 23 months before maturity, payments are made monthly and interest is charged at a rate of 12%, please refer to note 23 for details on expenditure commitments associated with this finance lease.

(ii) The bank loan has a 15 year term, however can be repaid in full from 28 July 2009, interest rate is charged at the prime rate plus 1%, the company is presently paying 7.25%; the interest rate is capped at 7.25%. The loan is secured against the property owned by the company (referred to in Note 8) where the Aquaculture Barramundi facility is located, Turners Falls, Massachusetts, USA.

Trade Creditors are generally paid with 30 days and do not attract any interest.

NOTE 12. CONTRIBUTED EQUITY

	Consolidated/ Parent		Consolidated/ Parent	
Movement in shares on issue	**30/06/05 Number**	**30/06/05 $**	**30/06/04 Number**	**30/06/04 $**
Balance at beginning of period ordinary fully paid shares	24,006,333	2,106,328	7,500,000	2
Movements during the year: -				
Shares held on trust and issued on Initial Public offering in August 2004	-	(1,100,000)	-	-
Initial Public Offering @ $0.25	22,000,000	5,500,000	-	-
Issue of shares for Part Payment to Vendors of Aquaculture plant @ $0.25	1,304,461	326,115	-	-
Issue of shares to Sponsoring Stockbroker in lieu of services @ $0.25	500,000	125,000	-	-
Issue of shares for Part Payment to Vendors of Aquaculture plant @ $0.393	410,000	161,038	-	-
Fund raising Issue of Shares @ $0.60	6,100,000	3,660,000	-	-
Issue of shares for Final Payment to Vendors of Aquaculture plant @ $0.743	216,320	160,834	-	-
Private Placement	-	-	16,506,333	1,140,766
Subscription proceeds received as shares to be issued on Initial Public Offering	-	-	-	1,100,000
Less capital raising expenses	-	(720,674)	-	(34,440)
Balance at end of year	54,537,114	10,218,641	24,006,333	2,106,328

Options on Issue

There were 5,470,000 unlisted options at the date of this report comprising the following:

5,000,000 options exercisable at $0.30 expiring 30 June 2009 were granted to Directors on 30 June 2004. These options vested on date of issue however are escrowed for 2 years from date of issue.

470,000 options exercisable at $0.40 expiring 30 August 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan.

NOTE 13. ACCUMULATED LOSSES

	CONSOLIDATED		PARENT ENTITY	
	2005 $	**2004 $**	**2005 $**	**2004 $**
Balance at beginning of period	(726,585)	-	(460,852)	-
Net loss attributable to members of the parent entity	(1,485,117)	(726,585)	(1,750,850)	(460,852)
Balance at end of period	(2,211,702)	(726,585)	(2,211,702)	(460,852)

NOTE 14. EARNINGS PER SHARE

	2005 No	**2004 No**
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	47,215,557	12,281,900

Potential ordinary shares on issue are not considered to be dilutive.

NOTE 15. FINANCIAL INSTRUMENTS

(a) Credit Risk Exposure

The credit risk on financial assets of the company which have been recognised on the balance sheet is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest Rate Risk Exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

2005 Consolidated	Note	**Floating interest rate**	**Fixed interest maturing in:**			**Non-interest bearing**	**Total**
			1 year or less	**over 1 to 5 years**	**more than 5 years**		
Financial assets		**$**	**$**	**$**	**$**	**$**	**$**
Cash assets		3,989,770	-	-	-	-	3,989,770
Receivables		-	-	-	-	210,302	210,302
		3,989,770	-	-	-	210,302	4,200,072
Weighted average interest rate		5.25%					
Financial Liabilities							
Payables		-	-	-	-	387,388	387,388
Interest bearing liabilities		781,040	43,581	42,406	-	-	867,027
		781,040	43,581	42,406	-	387,388	1,254,415
Weighted average interest rate		7.25%	12. 00%	12.00%	-	-	
Net financial assets (liabilities)		3,208,730	(43,581)	(42,406)	-	(177,086)	2,945,657

2004 Consolidated	Note	**Floating interest rate**	**Fixed interest maturing in:**			**Non-interest bearing**	**Total**
			1 year or less	**over 1 to 5 years**	**more than 5 years**		
Financial assets		**$**	**$**	**$**	**$**	**$**	**$**
Cash assets		1,141,625	-	-	-	-	1,141,625
Receivables		-	-	-	-	31,792	31,792
		1,141,625	-	-	-	31,792	1,173,417
Weighted average interest rate		3.00%					
Financial Liabilities							
Payables		-	-	-	-	162,983	162,983
Interest bearing liabilities		3,942	-	-	-	2,751,807	3,942
		3,942	-	-	-	2,914,700	2,918,642
Weighted average interest rate		16.5%	-	-	-	-	
Net financial assets (liabilities)		1,137,683	-	-	-	(2,882,908)	(1,745,225)

(c) Net Fair Value of Financial Assets and Liabilities

The net fair value of the financial assets and liabilities are the same as their carrying amount.

	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
NOTE 16. AUDITORS REMUNERATION				
Amounts received or due and receivable				
- auditing or reviewing the financial report	60,000	10,000	15,000	10,000
- other services	10,300	10,000	10,300	10,000
	70,300	20,000	25,300	20,000

NOTE 17. DIRECTOR & EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

(i) Specified Directors

Alistair Cowden	Chairman
Stewart Graham	Managing Director
Joshua Goldman	Executive Director
David O'Sullivan	Director (non-executive) (appointed 1 July 2004)

(ii) Specified Executives

Gabriel Chiappini	Company Secretary (appointed 11 March 2005)
Graham Anderson	Company Secretary (resigned 11 March 2005)

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The Remuneration Committee of the Board of Directors of Australis Aquaculture Limited is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the company's financial and operational performance. All directors and executives have the opportunity to qualify for participation in the Employee Share Incentive Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow, share price growth and environmental performance.

The current employment agreement with the Managing Director and Executive Director has a six month notice period. For further details on the contracts of the Managing Director and the Executive Director please refer to pages 9 & 10 of the directors' remuneration report contained within the directors' report.

		Primary			Post Employment		Equity	Other	Total
	Salary & Fees	Other	Non Monetary Benefits	Super-annuation	Retirement benefits	Options Amortised Cost	Bonuses	
	$	$	$	$	$	$	$	$
Specified Directors								
Alistair Cowden								
2005	47,092	-	-	4,238	-	-	-	51,330
2004	-	-	-	-	-	26,180	-	26,180
Stewart Graham								
2005	185,942	-	-	16,735	-	-	-	202,677
2004	93,038	-	-	8,370	-	21,420	-	122,828
Joshua Goldman								
2005 (i)	143,080	11,083	-	-	-	-	33,251	187,415
2004	57,997	-	-	-	-	47,600	-	105,597
David O'Sullivan								
2005 (ii)	27,942	30,094	-	2,515	-	-	-	60,551
2004	18,106	-	-	-	-	23,800	-	41,906
Total								
2005	356,964	41,178	-	19,250	-	-	33,251	450,642
2004	169,141	-	-	8,370	-	119,000	-	296,511

NOTE 17. DIRECTOR & EXECUTIVE DISCLOSURES (Continued)

(c) Remuneration of Specified Directors and Specified Executives

Specified Executives								
Gabriel Chiappini								
2005 (iii)	-	32,198	-	-	-	-	-	32,198
2004	-	-	-	-	-	-	-	-
Graham Anderson								
2005 (iii)	-	55,583	-	-	-	-	-	55,583
2004	-	870	-	-	-	-	-	870
Total								
2005	-	87,781	-	-	-	-	-	87,781
2004	-	870	-	-	-	-	-	870

(i) Other income represents consulting services provided under normal terms and conditions
(ii) Other income represents consulting services provided under normal terms and conditions
(iii) Other income represents company secretarial services provided under normal terms and conditions

(c) Shareholdings of Specified Directors and Specified Executives

	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
FULLY PAID ORDINARY SHARES					
Specified Directors					
Alistair Cowden	3,100,000	-	-	-	3,100,000
Stewart Graham	7,900,000	-	-	-	7,900,000
Joshua Goldman	2,377,983	-	-	-	2,377,983
David O'Sullivan	2,600,000	-	-	-	2,600,000
Specified Executives					
Gabriel Chiappini	-	-	-	-	-
Total	15,977,983	-	-	-	15,977,983

(d) Option holdings of Specified Directors and Specified Executives

	Held at 1 July 2004	Granted	Options exercised	Net change other	Held at 30 June 2005	Vested at 30 June 2005 not exercisable
UNLISTED OPTIONS						
Specified Directors						
Alistair Cowden (i)	1,100,000	-	-	-	1,100,000	1,100,000
Stewart Graham (i)	900,000	-	-	-	900,000	900,000
Joshua Goldman (i)	2,000,000	-	-	-	2,000,000	2,000,000
David O'Sullivan (i)	1,000,000	-	-	-	1,000,000	1,000,000
Specified Executives						
Gabriel Chiappini	-	-	-	-	-	-
Total	5,000,000	-	-	-	5,000,000	5,000,000

NOTE 18. RELATED PARTY DISCLOSURES

(a) Wholly owned group transactions

Loans from Australis Aquaculture Limited to wholly owned subsidiaries, with no fixed date for repayment. These loans are unsecured and interest free.

(b) Transactions with director related entities

During the period fees of $30,094 (2004:$0) were paid under normal terms and conditions to Dosaqua Pty Ltd, aquaculture consultants, of which Mr D O'Sullivan is a director and shareholder.

During the period consulting fees of $11,083 (2004:$0) were paid under normal terms and conditions to Aquatic Advisors, of which Mr J Goldman is a director and shareholder.

NOTE 19. STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
Cash Balance comprises:				
Cash assets	3,989,770	1,141,625	3,933,277	1,123,211

(b) Non cash financing and investing activities

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
Acquisition of property, plant and equipment by means of the issue of fully paid ordinary shares (refer to note 11)	647,987	-	-	-
Payment of Placement fee by means of the issue of fully paid ordinary shares (refer to note 11)	125,000	-	125,000	-

NOTE 20. SUBSEQUENT EVENTS

Since 30 June 2005, the following significant subsequent events have occurred:

- Announcement to the market on 13 September 2005 stating that sales for August had increased to approximately to $250,000

Other than the above the Directors are not aware of any matter or circumstance that has significantly or may significantly affect the operations of the consolidated entity or the results of those operations, or the state of affairs of the company in subsequent financial years.

NOTE 21. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS at 1 July 2004 being the company's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS. So far the company has been unable to definitely quantify the full impact of adopting AIFRS or complete the opening balance sheet in accordance with AIFRS as at 1 July 2004.

The actual effects of the transition to AIFRS may differ from the areas disclosed due to (a) ongoing work being undertaken by the Company, (b) potential amendments to AIFRS's and Interpretations thereof being issued by the standard-setters and IFRIC, and (c) emerging and accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

- *Business combinations* – the company has chosen to utilise the exemption under AASB 1 "Australian Adoption of International Financial Reporting Standards" relating to past business combinations. Accordingly the carrying amount under AGAAP of assets acquired and liabilities assumed in prior business combinations shall be their deemed costs under AIFRS at the date of acquisition;

- *Income Tax* – Currently, the consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB 112: Income Taxes, the entity will be required to adopt a balance sheet approach under which deferred tax balances are recognised when there is a difference between the carrying value of the asset or liability and its tax base.

  Under AASB 112 "Income Tax" requires deferred tax assets (including carry forward tax losses) to be recognised when it is "probable" that the benefit can be realized. Under AGAAP, carry forward tax losses can only be recognized when tier recovery is considered to be virtually certain.

  After assessing the major changes relating to the transition to AIFRS, the Company is now in the process of quantifying these differences.

- *Foreign Currency* – Under the AASB 121 "The effects of changes in foreign exchange rates", each individual entity within the group must determine its functional currency and measure its results and the financial position in that currency.

  An entity is required to translate its results and financial position from its functional currency into a presentation currency using the method required for translating a foreign operation for inclusion in the reporting entity's financial statements. Under this method, assets and liabilities are translated at the closing rate, income and expenses are translated at the exchange rate at the dates of transactions. For the company the functional currency is likely to be AUD. Management has yet to determine the functional currency of the US subsidiaries and therefore the impact of this standard at the date of transition to AIFRS; and

- *Share-based Payments* Under AASB 2: "Share-based Payments", the company will be required to determine the fair value of options granted to employees as remuneration and recognise an expense in the Statement of Financial Performance. AASB 2 is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested prior to 1 January 2005.

  There is no impact on transition since all of the company's options granted prior to the date of transition had vested prior to 1 January 2005. The company is in the process of determining the impact for the financial year ended 30 June 2005 of the granted options to employers under the Employee Share Option Plan during the year.

NOTE 22. SEGMENT INFORMATION

The company operates in one industry, namely the aquaculture industry, in one geographical segment, namely the United States of America.

NOTE 23. EXPENDITURE COMMITMENTS

Finance Leases

	CONSOLIDATED		PARENT ENTITY	
	2005 $	2004 $	2005 $	2004 $
Minimum lease payments:				
- Not later than one year	50,443	-	-	-
- Later than one year and not later than five years	46,239	-	-	-
Total minimum lease payments	96,682	-	-	-
- Future finance charges	(10,695)	-	-	-
- Lease liability	85,987	-	-	-
Current liability	43,581	-	-	-
Non current liability	42,406	-	-	-
	85,987	-	-	-

The finance commitment is for equipment used in the aquaculture plant the lease matures on May 2007, the interest rate is 12%.

NOTE 24. EMPLOYEE BENEFITS

Employee Share Option Plan (ESOP)

An employee share scheme has been established where the Company may, at the discretion of the board, grant options over the ordinary shares of Australis Aquaculture Limited to directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Australis Aquaculture Limited. The options cannot be transferred and will not be quoted on the ASX.

(a) ESOP Options granted during the reporting year

The following summarises information about options issued to employees during the financial year, there were no ESOP options issued prior to this allotment;

Grant Date	30 August 2004
Number	470,000
Vesting Date	30 August 2005
Expiry Date	30 August 2008
Weighted average exercise price	$0.40

(b) ESOP Options exercised

Nil

(c) ESOP Options held at the end of the reporting year

The following summarises information about options held by employees as at 30 June 2004;

Number of options	Grant Date	Vesting Date	Expiry Date	Weighted average exercise price
470,000	30 August 2004	30 August 2005	30 August 2008	$0.40

AUSTRALIS AQUACULTURE LIMITED
ADDITIONAL ASX INFORMATION

DISTRIBUTION OF SHARES as at 26 September 2005

Distribution of holdings	Fully Paid Shares Number of holders	Options Number of holders
1-1,000	56	-
1,001 – 5,000	254	-
5,001 – 10,000	286	-
10,001 – 100,000	310	8
100,001 and over	45	5
	951	13

20 LARGEST SHAREHOLDERS as at 26 September 2005

Fully Paid Shares

Holder	Shares	%
Bulleen Pty Ltd (G S Graham Family A/C>	7,900,000	14.49
National Nominees Limited	6,293,100	11.54
Drumfochar Pty Ltd	3,000,000	5.50
David O'Sullivan Aquatrust A/C	2,500,000	4.58
Joshua Goldman	2,377,983	4.36
RBC Services Australia Nominees Pty Limited	2,300,00	4.22
Citicorp Nominees Pty Ltd	2,210,552	4.05
Mass Fin Tech LLC	1,726,781	3.17
WSF Pty Ltd	1,684,242	3.09
Mirrabooka Investments Limited	985,000	1.81
Citicorp Nominees Pty Limited	800,000	1.47
Rosendorff Diamond Jewellers Pty Ltd	700,000	1.28
William Paul Brooks	600,000	1.10
State One Holdings Pty Ltd	587,900	1.08
JP Morgan Nominees Australia Ltd	551,500	1.01
David Creighton Gellatly & Evelyn May Gellatly	500,000	0.92
Vilson Pty Ltd	500,000	0.92
Boldbow Pty Ltd	478,641	0.88
Health Super Pty Ltd	470,000	0.86
Stuart Young Craig	450,000	0.83
	36,615,699	**67.16**

Options

Holder	Shares	%
Joshua Goldman	2,000,000	36.56
Alistair Cowden	1,100,000	20.11
David O'Sullivan	1,000,000	18.29
Stewart Graham	900,000	16.45
	5,000,000	**91.41**

SUBSTANTIAL SHAREHOLDERS

	Fully Paid Shares	%	Options	%
Acorn Capital Limited	8,140,000	14.99	-	-
Bulleen Pty Ltd < G S Graham Family A/c>	7,900,000	14.49	900,000	16.45
Drumfrochar Pty Ltd	3,160,000	5.50	1,100,000	20.11

VOTING RIGHTS

Each shareholder is entitled to receive notice of and attend and vote at general meetings of the company. At a general meeting, every shareholder present in person or by proxy, representative or attorney will have one vote on a show of hands and on a poll, one vote for each share held. Any shares which are not fully paid shall be entitled to a fraction of a vote equal to that proportion of a vote that the amount paid on the relevant share bears to the total issue price of the share.





Australian Head Office

Australis Aquaculture, LTD
level 18 Central Park, 152-158 St George's Tce
Perth Western Australia 6000
Int'l: 61-8-9288-4540
ASX Stock Symbol: AAO

U.S. Headquarters:

Australis Aquaculture, LLC
One Australis Way
Turners Falls, MA 01376
413-863-2040
www.australis.us

AUSTRALIS

ASX RELEASE OF OCTOBER 31ST 2005 - ASX Code: AAQ

QUARTERLY REPORT FOR SEPTEMBER QUARTER, 2005

Highlights

- Sales for the quarter up by 197%.
- Sales continuing to rise with the increasing output of the Turners Falls facility, confirming the markets positive response to Australis Barramundi.
- Australis Barramundi is distributed throughout the USA and Canada by a network of 114 wholesaler/distributors as shown on the attached map.
- Product consumption now equates to approximately 50,000 Barramundi meals per month.
- Construction has commenced on the expansion of the Turners Falls facility. The exiting facility and expansion is now anticipated to support production of around 1,000,000kgs (1,000 tonnes) per annum worth approx A$12 million.
- Three of America's preeminent celebrity chefs have joined the Australis *'Achieve Greatness'* campaign in support of the health, quality, and sustainability benefits of Australis Barramundi.

Quarterly Production Update

Production for the September quarter is detailed in the table below.

Summary of Key Indicators

	Q4, FY 2005 (Actual - kg)	Q1, FY 2006 (Actual - kg)	% Change
Starting Inventory	48,000	80,000	66%
Ending Inventory	80,000	97,000	21%
Biomass created	55,000	73,000	33%
Fish Sales (Kgs)	24,000	54,000	125%
Sales (AUD$)*	329,000	648,500	197%

** excludes revenues created by Self Generating and Regenerating Asset (SGARA) accounting standard (Sales figures based on a 0.75c exchange rate)*

For more information, please contact:
Stewart Graham, Managing Director
Australis Aquaculture Limited, Turners Falls, MA, USA, Int'l + 1 (413) 522-9100
Email: sg@australis.us
or Gabriel Chiappini, Company Secretary, Perth, Western Australia, (08) 9486-1644

AUSTRALIS

The '*Achieve Greatness*' Marketing Campaign – Our US Chef Supporters


Achieve greatness

Rick Moonen was born to be a chef. Rick got his first taste of life in a kitchen at the Culinary Institute of America where he graduated first in his class. He spent 2 years at La Cote Basque, alongside a young Charlie Palmeradn before starting at the world famous Le Cirque. In 1988 Rick accepted a position as Executive Chef at The Water Club and later became Executive Chef and partner in Oceana. He received countless accolades, and three stars from The New York Times. Rick realized his dream of opening his own restaurant in 200, when he opened **rm** and **Branzini**. Moonen has been a frequent guest on many television shows such as *Today*, *Good Morning, America*, CBS's *The Early Show* and on several Food Network shows such as *Cooking Live with Sara Moulton*.


Achieve greatness

Craig Kokestu is the Executive Chef of the Manhattan Ocean Club restaurant, New York City. Koketsu fostered his passion for precision, knowledge, and flavor by working with acclaimed chefs from diverse backgrounds. His pursuit of excellence led him to some of America's top restaurants to grow and develop as a chef and leader. As executive chef of Manhattan Ocean Club, Koketsu draws from his experience to create an inspired seafood menu that pairs innovative flavors with classic techniques. His cuisine is broadly Asian-influenced, utilizing elements that are Japanese, Korean, Chinese, Vietnamese, Thai, and Middle Eastern with creative use of seasoning, texture, and temperature.


Achieve greatness

Michel Nischan is known for his innovative cuisine that reflects his philosophy of balance and well-being. Nischan's objective is to create meals that achieve impact through focusing on pure ingredients and limiting manipulation. Michel broke into the Connecticut market as chef and co-owner of Restaurant Miche Mache, which quickly became one of Connecticut's most highly praised restaurants where he was dubbed "the best chef in Connecticut, was highlighted in The New York Times, and regularly finished in the top ten of the Zagat Restaurant Guide. More recently Nischan became executive chef at the Heartbeat Restaurant at New York's W hotel, and is the Author of the new cookbook of Pure and Simple

Chef interviews by US or Australian journalists can be arranged by appointment through Australis US Executive Director, Joshua Goldman on Int'l +1 (413) 863-2040 Ext 112 or email josh@australis.us

AUSTRALIS Achieves National Distribution



OR
CA
NV
AZ
CO
TX
MN
MO
IL
MI
OH
TN
AL
GA
FL
NC
PA
MD
DC
DE
NJ
CT
MA
NH
VT
ME
Kokanee Cafe
Camp Sherman, Oregon
RM Seafood
Las Vegas, Nevada
Imperial Seafood
Manhattan Ocean Club
New York City, New York
Harpers Restaurant
Charlotte, North Carolina

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN	Quarter ended ("current quarter")
098 236 938	30 September 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	590	590
1.2	Payments for (a) staff costs	(175)	(175)
	(b) advertising and marketing	(45)	(45)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(932)	(932)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	29	29
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(533)	(533)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(533)**	**(533)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(130)	(130)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(130)	(130)
1.14	**Total operating and investing cash flows**	(663)	(663)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(22)	(22)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(22)	(22)
	Net increase (decrease) in cash held	(685)	(685)
1.21	Cash at beginning of quarter/year to date	3,990	3,990
1.22	Exchange rate adjustments to item 1.21	(77)	(77)
1.23	**Cash at end of quarter**	3,228	3,228

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	104
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

As part of the sale & purchase agreement to acquire the aquaculture facility in the USA, the company issued 216,320 Ordinary Shares as Final payment for the acquisition of the plant.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	54	774
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	359	504
4.2	Deposits at call	2,869	3,486
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	3,228	3,990

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..31 October 2005..........................
(Company secretary)

Print name: .Gabriel Chiappini

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

AUSTRALIS

ASX RELEASE

November 17, 2005

RESULTS OF AGM

The Annual General Meeting for Australis was held today at 9am in the Seminar Room, Podium Level, Central Park, 152 – 158 St George's Terrace, Perth WA. Resolutions 1 to 3 contained in the Notice of General Meeting dated 14 October 2005 were approved at the meeting of Shareholders held today by a show of hands.

Proxy votes exercisable by all proxies validly appointed were as follows:

RESOLUTION	FOR	AGAINST	PROXY DISCRETION	ABSTAIN
1	20,380,985	16,000	119,500	-
2	20,388,985	8,000	119,500	-
3	12,528,585	59,000	119,500	7,809,400

For more information please contact:

Stewart Graham
Managing Director
Australis Aquaculture Limited
(08) 9288 4540
sg@austaqua.com.au
US based producers of Australian Barramundi

AUSTRALIS

ASX RELEASE

18 January, 2006

APPENDIX 3B

Please find attached Appendix 3B in relation to the issue of Employee Share Options, the company also advises the cancellation of 40,000 employee options issued during 2004 with an exercise price of $0.40 and expiry date of 30 August 2008.

For more information please contact:

Stewart Graham
Managing Director
Australis Aquaculture Limited
(08) 9288 4540
sg@australis.us
US based producers of Australian Barramundi

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	750,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	*Vesting 10 April 2006 expiring 10 October 2008.* *Exercise price of $0.43*

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – when exercised
5	Issue price or consideration	NIL – issued as part of employment terms
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide loyalty and productive incentives for employee productivity
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
34,145,822	Ordinary F/P shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,391,292 5,000,000 430,000 770,000	Escrowed ORD shares Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NA
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

3

Quotation agreement

1 Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary Date: 18 January 2006

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX RELEASE OF JANUARY 31st 2006 - ASX Code: AAQ

US BARRAMUNDI PRODUCTION REPORT FOR DECEMBER QUARTER, 2005

Summary of Key Indicators
(kg unless indicated)

	Q1, FY 2006 (Sept 2005)	Q2, FY 2006 (Dec 2005)	% Change
Starting Inventory	*70,633	86,692	23%
Ending Inventory	*86,692	137,830	59%
Biomass created	*70,058	99,136	42%
Fish Sales **	54,000	44,308	-18%
Sales (AUD$)***	648,500	566,833	-13%

* *Revised numbers, due to more accurate counting equipment installed during the quarter.*
** *Whole fish weight basis.*
*** *Sales exclude revenues created by applying Self Generating and Regenerating Asset (SGARA) accounting standards. Sales figures based on an USD/AUD exchange rate of $0.75*

Highlights

Production

- Production from the Turners' Falls plant continues to accelerate, with biomass creation increasing by 42% over the previous quarter.
- Ending inventory rose by 59%, with 138,000 kg of livestock as of 31st December.
- Facility expansion to 1,000tpa is on schedule for completion in June 2006, with the first revenue contribution from the expansion expected in December 2006

Sales

- Average selling price was slightly higher (+7%) than the prior quarter, despite a seasonal decline in live fish sales.
- Third party sales declined by 13% in dollar terms over prior quarter, due to the rapid surge in sales (+ 125%) achieved in the September quarter.
- Sales are expected to rise substantially over the next two quarters as product availability increases and the company benefits from relationships being established with multi-unit restaurant chains and major retailers.
- Record week of sales, with last week's sales totalling AUD$60,497 the equivalent of AUD$786,465 per quarter.
- Product testing has confirmed that Mercury, pesticide and PCB' levels are below detectable limits. This provides a positive health message for the American market: "Australis Barramundi are contaminant free

AUSTRALIS

Financial

- Expenditure in the current quarter is in line with management's expectations, with the company continuing to invest in its production capacity during the final ramp up stages to full production. This has resulted in ending quarter SGARA inventory levels of approximately AUD$2,170,000 allowing the company to realise this value via sales during the next 2 quarters.
- A construction loan of US$500,000 has been secured from our existing US bank.

Marketing

- Australis is encouraged by the results of its sales and marketing efforts to date, having sold 100% of output during the start-up phase. Australis Barramundi is now on the menu in restaurants ranging from the Trump Tower in Fifth Avenue, New York City, to the local Chinese restaurant in Amherst, Massachusetts.
- Equally, the exacting health and safety requirements of large volume buyers gives Australis comfort that the market does not automatically accept a new fish in commercial quantities, thus providing a significant barrier to entry for competitors.
- Having now established a respected premium brand, Australis is using its base of 114 distributors to leverage its position to enter multi-unit restaurant chains and retailers; market sectors which offer large volume opportunities to meet the company's increasing output.
- Australis is also broadening its product focus to include fillets and frozen barramundi to meet the requirements of major distributors. Several large US and Canadian supermarket and restaurant chains (52 to 282 stores) are in the final stages of evaluating its fish.
- To support increased production and sales, Australis has hired Ms Carol Devine as VP of Marketing to augment the activities of our existing brokers and develop new national accounts. Ms Devine is a seasoned executive, with over 20 years of high-level sales and marketing experience. She spent her early years implementing promotions and closing deals for media giants MTV, CBS, VH-1, Nickelodeon, and Disney, then headed up sales for global leadership training companies Blessing/White and Decker Communications. Prior to joining Australis, Carol was VP of Sales & Marketing for Gravity Switch, an award-winning interactive media company. She graduated Magna cum Laude from Boston University with a B.A. in Marketing.

Further Expansion Planning

- Feasibility studies on further expansion of Australis' US activities have commenced, with 5,000 tpa being viewed by the board as the next logical volume target.
- Three key options are being evaluated, including the novel use of a converted 60,000 tonne ship to be moored off Miami, Florida. This option is being evaluated to take advantage of impending US Federal legislation enabling offshore aquaculture within the US Exclusive Economic zone.

AUSTRALIS

Background to Australis Aquaculture Limited – ASX code: AAQ

Australis was listed on the Australian Stock Exchange on August 4th 2004 having purchased the USA's largest indoor fish grow-out facility (by culture volume) the previous month.

The facility at Turners Falls was chosen for its proximity to one of the world's largest cities, New York and its closeness to the $2 billion a year wholesale seafood distribution hub of Boston, just 90 mins to the East. The grow-out facility was modified and reconditioned to suit the tropical Australian Barramundi, Australia's most respected fish.

Every six weeks 200,000 Barramundi fingerlings are air freighted from one of three Australis contracted Australian hatcheries directly to JFK airport, New York City. In the 18mths since listing Australis has maintained its focus on the reliable, economic production of the fish, parallelled by the development of the market for the fish in commercial quantities never before seen outside of Australia. A new expansion under construction will soon further increase production to 1,000 tonnes per annum valued at approximately $12 million.

The US seafood market is 2 million tonnes per annum and is growing strongly with the heightened consumer awareness for healthy foods. Australis aims to create shareholder wealth by being a strong participant in this market. The Australis team in both Australia and the USA are developing the US market brand for Australis Barramundi by establishing a high regard for the health giving and sustainability profile of the fish produced, both very important aspects to US consumers.



AUSTRALIS

Australis Managing Director Stewart Graham holding a rare sight in North East USA, a tropical Australian Barramundi. Photographed in January 06 outside the Company's US grow-out facility at Turners Falls, Massachusetts.

For more information, please contact:
Stewart Graham, Managing Director
Australis Aquaculture Limited,
Perth, Western Australia, Intl + 61-8-9288-4540
Local Tel: (08) 9288-4540 Email: sg@australis.us

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN	Quarter ended ("current quarter")
098 236 938	31 December 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		509	1,099
1.2	Payments for	(a) staff costs	(419)	(594)
		(b) advertising and marketing	(37)	(82)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(1,014)	(1,946)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		16	45
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(945)	(1,478)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(945)	(1,478)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(297)	(427)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(297)	(427)
1.14	**Total operating and investing cash flows**	(1,242)	(1,905)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(23)	(45)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(23)	(45)
	Net increase (decrease) in cash held	(1,265)	(1,950)
1.21	Cash at beginning of quarter/year to date	3,374	3,990
1.22	Exchange rate adjustments to item 1.21	34	102
1.23	**Cash at end of quarter**	2,142	2,142

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	130
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	82	798
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	129	458
4.2	Deposits at call	2,013	2,916
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22) Prior quarter's ending cash adjusted for a September outstanding deposit of $146k now recorded as a September transaction	2,142	3,374

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..31 January 2006..........................
(Company secretary)

Print name: .Gabriel Chiappini

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

AUSTRALIS

ASX/MEDIA RELEASE OF FEBRUARY 13TH 2006 - ASX Code: AAQ

New York Celebrates Valentines Day with 'Forbidden Love' Barramundi while Australis' New Hatchery Fish get Romantic.

For general and business news release on Valentines Day

Diners at the Trump Tower restaurant on Fifth Avenue, New York City and numerous other restaurants across the USA are today enjoying the Aboriginal Dreamtime embodiment of 'Forbidden Love', the Australian Barramundi.

According to Aboriginal Dreamtime, two young lovers wanted to marry but were forbidden by their tribe, so the story says, the young couple eloped but when chased to the waters edge, dived in and changed into the Barramundi. The prominent spines of the fish were seen as the spears thrown at the fleeing lovers as they made their final leap into the water to hide amongst the mangroves, where they can be found today.

Australis Managing Director, Mr Stewart Graham said there have been no such *restraints in its newly established hatchery at Turners Falls*, Massachusetts following the recent arrival of the Company's first brood fish and now 500,000 new-born barramundi hatchlings.

"Female barramundi can lay up to six million eggs a season so our 21 brood fish (which include some essential males) should comfortably provide the more than 2 million fingerlings required for the soon to be completed extension of our 1,000 tonne per annum indoor grow-out facility, located near New York City in the USA" said Mr Graham

"Australis production and sales are rising, with *weekly sales currently at 6,500 kilograms* of whole fish and the first large US supermarket chain order is expected in two weeks time. This already equates to more than 50,000 Americans a month dining on our fish, and this number is expected to double in the next three months", he said.

It has taken 18 months to customise the USA's largest indoor fish farm, stock it with fish, establish a national distribution network of 114 wholesalers and build a branded sales program for Barramundi in the US market.

"With reliable production now a reality and a strong marketing program in place, Australis will soon meet its objective of the profitable, US commercialisation of this wonderful health giving Australian icon".

For more information, please contact:
Stewart Graham, Managing Director
Australis Aquaculture Limited,
Perth, Western Australia, (08) 9288-4540

Website: www.australis.us

AUSTRALIS

Background to Australis Aquaculture Limited – ASX code: AAQ

Australis was listed on the Australian Stock Exchange on August 4th 2004 having purchased the USA's largest indoor fish grow-out facility (by culture volume) the previous month.

The facility at Turners Falls was chosen for its proximity to one of the world's largest cities, New York and its closeness to the $2 billion a year wholesale seafood distribution hub of Boston, Massachusetts, just 90 minutes to the East. The grow-out facility was modified and reconditioned to replicate the natural habitat of the tropical Australian Barramundi, Australia's most respected fish.

Every six weeks 200,000 Barramundi fingerlings have been air freighted from one of three Australis contracted Australian hatcheries directly to JFK Airport, New York (some exporting will continue). In the 18mths since listing Australis has maintained its focus on the reliable, economic production of the fish, parallelled by the development of the market for the fish in commercial quantities never before seen outside Australia. A new expansion under construction will soon further increase production to 1,000 tonnes per annum valued at approximately A$12 million. The recent addition of the Company's own Barramundi hatchery is intended to provide an on-site capacity to reliably supply year-round fingerlings for the envisaged additional 4,000 tonnes per annum Barramundi production currently under assessment.

The US seafood market is 2 million tonnes per annum and is growing strongly with the heightened consumer awareness for healthy foods. Australis aims to create shareholder wealth by becoming a market leader in this industry. The Australis team in the USA are developing the US market brand for Australis Barramundi by establishing a high regard for the quality of its product and the health benefits and sustainability profile of the fish produced - all very important characteristics to US consumers.

AUSTRALIS

RECEIVED
2007 FEB 27 A 11: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 2, 2006

ASX/MEDIA RELEASE

Share Placement

Australis Aquaculture Ltd
ASX: AAQ

The Directors of Australis Aquaculture Ltd announce the placement of 3.5 million shares at 40 cents raising $1.4 million less costs, to institutional and private stockbroker clients. The placement was managed by State One Stockbroking Limited.

The monies raised are to be allocated to the development of fillet product for Australis' US supermarket and multi-restaurant chain customers and working capital to support increasing sales volumes.

For further information please call:

Stewart Graham
Managing Director
Australis Aquaculture Ltd
Perth office 08-9288-4540

AUSTRALIS

ASX RELEASE OF March 7 2006 - ASX Code: AAQ

ISSUE OF AUSTRALIS AQUACULTURE LIMITED SHARES – SECONDARY TRADING NOTICE
NOTIFICATION PURSUANT TO PARAGRAPH 708A(5)(e) OF THE CORPORATIONS ACT 2001 ("Act")

The Board of Directors of Australis Aquaculture Limited ("**Company**") is pleased to announce the allotment and issue on 7 March of 3,500,000 fully paid ordinary shares ("**Securities**") at an issue price of $0.40 each raising a total of $1,400,000 under a placement announced by the Company on 2 March 2006. Please also find attached Appendix 3B in relation to the placement.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. By the Company giving this notice, sale of the Securities noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby notifies ASX under paragraph 708A(5)(e) of the Act that:

(a) the Company issued the Securities without disclosure to investors under Part 6D.2 of the Act;

(b) as at 7 March 2006 the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

(c) as at 7 March 2006 there is no information:

(i) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(ii) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

A. the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

B. the rights and liabilities attaching to the Securities.

- ENDS –

Stewart Graham
Managing Director
Australis Aquaculture Ltd
Perth office 08-9288-4540

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	- Market Development - Investment into Plant & Equipment - Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 March 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
37,645,822	Ordinary F/P shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,391,292 5,000,000 430,000 750,000	Escrowed ORD shares Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NA
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary Date: 7 March 2006

Print name: GABRIEL CHIAPPINI

Form 604

Corporations Act 2001
Section 671B

RECEIVED
2007 FEB 27 A 11:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of change of interests of substantial holder

To Company Name/Scheme: AUSTRALIS AQUACULTURE LIMITED

ACN/ARSN

1. Details of substantial holder(1)

Name: REFER TO APPENDIX A

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 3/3/06

The previous notice was given to the company on: 5/5/05

The previous notice was dated: 5/5/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORD'S	3,637,613	6.696%	4,783,798	8.772%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
REFER TO APPENDIX B					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
REFER TO APPENDIX A					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address

Signature

PP print name ALAN HILL capacity DIRECTOR

sign here [signature] date 6/3/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Appendix A: SUMMARY OF INTEREST IN AUSTRALIS AQUACULTURE LIMITED

HOLDER	A.C.N.	Reg Holder	Ordinary Shares
WSF Pty Ltd	068 823 567	WSF Pty Ltd	2,118,384
Boldbow Pty Ltd	058 640 047	Boldbow Pty Ltd	728,691
Boldbow Pty Ltd - Leveraged	058 640 047	Boldbow Pty Ltd	353,540
State One Equities Pty Ltd	084 904 650	State One Equities Pty Ltd	818,285
State One Holdings Pty Ltd	097 092 316	State One Holdings Pty Ltd	612,140
State One Stockbroking Ltd	092 989 083	State One Stockbroking Ltd	152,758
TOTAL			**4,783,798**

ANNEXURE B: CONSIDERATION

Summary of consideration for each relevant interest purchased.

Four pages attached

State One Stockbroking Ltd.

ACN 092 989 083 ABN 95 092 989 083

Trades By Stock in Date Order

From: 03-May-2005 To: 03-Mar-2006

Advisor	Trade Date	Buy/Sell	Stock	Quantity	Price	Value
AAQ AUSTRALIS AQUACULTURE LIMITED						
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	09/05/2005	B	AAQ	17600	$ 0.66	$ 11,616.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	10/05/2005	B	AAQ	13448	$ 0.67	$ 9,010.16
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	31/05/2005	B	AAQ	61630	$ 0.62	$ 38,210.60
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	20/06/2005	B	AAQ	188000	$ 0.65	$ 122,200.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	18/08/2005	B	AAQ	1500	$ 0.50	$ 750.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	17/11/2005	B	AAQ	12980	$ 0.44	$ 5,711.20
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	18/11/2005	B	AAQ	900	$ 0.44	$ 396.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	21/11/2005	B	AAQ	14000	$ 0.49	$ 6,860.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	22/11/2005	B	AAQ	500	$ 0.50	$ 250.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	06/12/2005	B	AAQ	5000	$ 0.46	$ 2,300.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	08/12/2005	B	AAQ	21120	$ 0.45	$ 9,504.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	06/12/2005	S	AAQ	15000	$ 0.44	$ 6,600.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	12/12/2005	B	AAQ	700	$ 0.44	$ 308.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	16/12/2005	B	AAQ	2000	$ 0.45	$ 900.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	11/01/2006	B	AAQ	500	$ 0.44	$ 220.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	12/01/2006	B	AAQ	20000	$ 0.43	$ 8,600.00
WSF PTY LTD, <ADH SF A/C> Alan Hill(Hse)	03/03/2006	B	AAQ	7812	$ 0.40	$ 3,124.80
Totals: Buy Units: 367,690	Sell Units: 15000		Net Units: 352,690			
Grand Totals:			Net Units: 352,690			

State One Stockbroking Ltd.

ACN 092 989 083 ABN 95 092 989 083

Trades By Stock in Date Order

From: 03-May-2005 To: 03-Mar-2006

Advisor	Trade Date	Buy/Sell	Stock	Quantity		Price		Value
AAQ AUSTRALIS AQUACULTURE LIMITED								
BOLDBOW PTY LTD. Alan Hill(Hse)	08/08/2005	B	AAQ	6000	$	0.54	$	3,240.00
BOLDBOW PTY LTD. Alan Hill(Hse)	15/08/2005	B	AAQ	58200	$	0.49	$	28,518.00
BOLDBOW PTY LTD. Alan Hill(Hse)	26/08/2005	B	AAQ	10000	$	0.48	$	4,800.00
BOLDBOW PTY LTD. Alan Hill(Hse)	30/08/2005	S	AAQ	10000	$	0.49	$	4,900.00
BOLDBOW PTY LTD. Alan Hill(Hse)	07/09/2005	B	AAQ	26000	$	0.42	$	10,920.00
BOLDBOW PTY LTD. Alan Hill(Hse)	13/12/2005	B	AAQ	3300	$	0.44	$	1,452.00
BOLDBOW PTY LTD. Alan Hill(Hse)	14/12/2005	B	AAQ	8000	$	0.45	$	3,600.00
BOLDBOW PTY LTD. Alan Hill(Hse)	10/01/2006	B	AAQ	9500	$	0.44	$	4,180.00
BOLDBOW PTY LTD. Alan Hill(Hse)	31/01/2006	B	AAQ	2250	$	0.37	$	832.50
BOLDBOW PTY LTD. Alan Hill(Hse)	08/02/2006	B	AAQ	18000	$	0.44	$	7,920.00
BOLDBOW PTY LTD. Alan Hill(Hse)	09/02/2006	B	AAQ	4000	$	0.46	$	1,840.00
BOLDBOW PTY LTD. Alan Hill(Hse)	16/02/2006	B	AAQ	5000	$	0.46	$	2,300.00
Totals: Buy Units: 150250	Sell Units: 10000		Net Units: 140250					
Grand Totals:			Net Units: 140250					

State One Stockbroking Ltd.

ACN 092 989 083 ABN 95 092 989 083

Trades By Stock in Date Order

From: 03-May-2005 To: 03-Mar-2006

Advisor	Trade Date	Buy/Sell	Stock	Quantity	Price	Value
AAQ AUSTRALIS AQUACULTURE LIMITED						
SOS STATE ONE EQUITIES PTY LTD. Alan Hill(Hse)	1/06/2005	B	AAQ	53245	$ 0.61	$ 32,479.45
SOS STATE ONE EQUITIES PTY LTD. Alan Hill(Hse)	28/02/2006	B	AAQ	500000	$ 0.40	$ 200,000.00
Totals: Buy Units: 553245	Sell Units: 0		Net Units: 553245			
Grand Totals:			Net Units: 553245			

State One Stockbroking Ltd.

ACN 092 989 083 ABN 95 092 989 083

Trades By Stock in Date Order

From: 03-May-2005 To: 03-Mar-2006

Advisor	Trade Date	Buy/Sell	Stock	Quantity	Price	Value
AAQ AUSTRALIS AQUACULTURE LIMITED						
SOS STATE ONE STOCKBROKING LTD.	28/02/2006	B	AAQ	100000	$ 0.40	$ 40,000.00
Alan Hill(Hse)						

Totals:	Buy Units: 100000	Sell Units: 0	Net Units: 100000		
Grand Totals:			Net Units: 100000		

ANNEXURE C: AUSTRALIS AQUACULTURE LIMITED

Alan Hill is the director and controlling shareholder of each of the following companies:

WSF Pty Ltd

Boldbow Pty Ltd

State One Equities Pty Ltd

State One Holdings Pty Ltd

State One Stockbroking Ltd.

AUSTRALIS

Results for announcement to the market

Financial Results				December 2005 $	December 2004* $
Revenue from ordinary activities	Up	2763%	To	1,193,035	41,668
Loss from ordinary activities after tax attributable to members	Down	90 %	to	114,930	1,199,055
Net loss for the period attributable to members	Down	90 %	to	114,930	1,199,055

Dividends	Amount per Ordinary Security	Franked amount per security
2005 interim dividend	Nil	Nil
2004 interim dividend	N/A	N/A

Record date for determining entitlements to the 2005 interim dividends	N/A

Net Tangible Asset Backing	December 2005	December 2004*
Net tangible asset backing per ordinary security	$0.1406	$0.103

Other explanatory notes

* The comparative figures are for the six-month period to 31 December 2004.

The information required by listing rule 4.2A is contained in both this Appendix 4D and the attached half-year report. This half-yearly reporting information should be read in conjunction with the most recent annual financial report of the company.

Australis Aquaculture Limited

ABN 65 098 236 938

HALF YEAR REPORT
31 DECEMBER 2005

AUSTRALIS AQUACULTURE LIMITED
CORPORATE DIRECTORY

DIRECTORS

Dr Alistair Cowden	Chairman
Mr Stewart Graham	Managing Director
Mr Joshua Goldman	Executive Director
Mr David O'Sullivan	Non Executive Director

COMPANY SECRETARY
Mr Gabriel Chiappini

US FISH PRODUCTION FACILITY
Australis Aquaculture LLC
1 Australia Way
Turners Falls Massachusetts. 01376 USA

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Level 2 45 St George's Terrace,
Perth WA 6000
Telephone (08) 9323-2000
Facsimile (08) 93232033

AUDITOR
Ernst & Young
The Ernst & Young Building
11 Mounts Bay Road
PERTH WA 6000

ASX CODE AAQ

PRINCIPAL OFFICE
Level 18, Central Park
152 -158 St George's Terrace
Perth WA 6000
Telephone (08) 9288 4540
Facsimile (08) 9288 4400
Email: sg@australis.us
Website: www.australis.us

REGISTERED OFFICE
Level 18, Central Park
152 - 158 St George's Terrace
Perth WA 6000

BANKERS
Bankwest Ltd
108 St George's Terrace
Perth WA 6000

LAWYERS
Blakiston & Crabb
1202 Hay Street
West Perth
WA 6005.

AUSTRALIS AQUACULTURE LIMITED
DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2005.

1. DIRECTORS

The names of the directors of the company in office at the date of this report or during the half-year are:-

Alistair Cowden

Stewart Graham

Joshua Goldman

David O'Sullivan

All directors, unless stated otherwise, held their position as a director throughout the entire half-year and up to the date of this report.

2. REVIEW AND RESULTS OF OPERATIONS

In the 6 month period to 31 December 2005 the company commenced expansion of the Turners Falls plant to an expected output of 1,000 tonnes per annum and continued with its increased production rate with a total of approximately 170,000 kilogrammes of BioMass created during the 6 month period. Sales during the period totalled $1,193,035 with the net increase in fair value less estimated point of sale costs of fish stocks pursuant to accounting for biological assets accounting pursuant to Australian Accounting Standard AASB 141 "Agriculture" of $913,913. Net loss for the period was $114,930 compared to the 6 month period to 31/12/04 loss of $1,199,055.

3. AUDITOR'S INDEPENDENCE DECLARATION

Section 307 (c) of the Corporations Act 2001 requires the company's auditors, Ernst & Young, to provide the directors with a written Independence Declaration in relation to their review of the financial report for the half year ended 31 December 2005. The written Auditor's Independence Declaration is attached to the Auditor's Independent Review Report to the members and forms part of this Directors' Report.

Signed for and on behalf of the directors in accordance with a resolution of the Board.

Stewart Graham
Managing Director
Dated: 16 March 2006
Perth, Western Australia

ERNST & YOUNG

■ The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent review report to members of Australis Aquaculture Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements for the consolidated entity comprising both Australis Aquaculture Limited (the company) and the entities it controlled during the six months, and the directors' declaration for the company, for the half-year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Australis Aquaculture Limited and the entities it controlled during the half-year ended 31 December 2005 is not in accordance with:

(a) the Corporations Act 2001, including:
  - (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half-year ended on that date; and
  - (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

V. Tidy

V W Tidy
Partner
Perth
16 March 2006

VT:HG:AUSTRALISAQUA:020

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of Australis Aquaculture Limited

In relation to our review of the financial report of Australis Aquaculture Limited for the half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

V. Tidy

V W Tidy
Partner
Perth
16 March 2006

VT:HG:AUSTRALISAQUA:021

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Australis Aquaculture Limited, I state that:

In the opinion of the directors:

a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Dated at Perth
16 March 2006

STEWART GRAHAM
Managing Director

AUSTRALIS AQUACULTURE LIMITED
CONDENSED INCOME STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Note	CONSOLIDATED 2005 $	2004* $
Continuing Operations			
Revenues from ordinary activities	2	1,193,035	41,668
Net increase in fair values of fish stocks		913,913	-
Other income	2	394,508	116,266
Employee benefits expense		(774,033)	(506,501)
Depreciation and amortisation expense	2	(63,016)	(251,880)
Borrowing costs expense		(33,558)	(19,567)
Consultants fee		(10,681)	(53,671)
Marketing expenses		(200,318)	(108,986)
Corporate expenses		(191,395)	-
Occupancy expenses		(58,704)	(111,408)
Inventories, Materials and consumables		(1,149,254)	-
Office expenses		(135,427)	(210,712)
Other expenses from ordinary activities		-	(94,264)
Loss From Continuing Operations Before Income Tax		(114,930)	(1,199,055)
Income tax attributable to operating loss		-	-
Net Loss attributable to members of Australis Aquaculture Limited		(114,930)	(1,199,055)
Basic earnings per share (cents per share)		(0.211)	(2.770)
Diluted earnings per share (cents per share)		(0.211)	(2.770)

The accompanying notes form part of this condensed Income Statement.

* The comparative figures are for the six-month period to 31 December 2004.

AUSTRALIS AQUACULTURE LIMITED
CONDENSED BALANCE SHEET
FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED	
	At 31 December 2005 $	**At 30 June 2005 $**
Current Assets		
Cash and cash equivalents	2,152,770	3,989,770
Trade and other receivables	257,414	210,302
Fish stocks	2,222,620	1,234,908
Inventories	73,767	-
Other	55,469	840
Total Current Assets	4,762,040	5,435,820
Non Current Assets		
Property, plant and equipment	4,278,405	3,600,617
Total Non Current Assets	4,278,405	3,600,617
Total Assets	9,040,445	9,036,437
Current Liabilities		
Payables	490,058	387,389
Interest-bearing liabilities	83,109	77,017
Provisions	15,385	15,384
Total Current Liabilities	588,552	479,790
Non-Current Liabilities		
Interest-bearing liabilities	783,198	790,009
Total Liabilities	1,371,750	1,269,799
Net Assets	7,668,695	7,766,638
Equity		
Issued Capital	10,218,641	10,218,641
Option Premium Reserve	90,352	39,306
Accumulated losses	(2,563,958)	(2,449,028)
Foreign Currency translation reserve	(76,340)	(42,281)
Total Equity	7,668,695	7,766,638

The accompanying notes form part of this condensed Balance Sheet.

AUSTRALIS AQUACULTURE LIMITED
CONDENSED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED	
	2005	2004*
	$	$
Cash flows from operating activities		
Receipts from customers	1,099,183	37,005
Payments to suppliers and employees	(2,621,894)	(1,011,546)
Interest paid	-	(17,800)
Interest received	44,589	35,848
Net cash flows used in operating activities	(1,478,122)	(956,493)
Cash flows from investing activities		
Purchase of property, plant and equipment	(427,061)	(2,824,176)
Payments for deposits	-	(36,479)
Net cash flows used in investing activities	(427,061)	(2,860,655)
Cash flows from financing activities		
Proceeds from issue of shares	-	4,400,000
Share issue expenses	-	(384,000)
Proceeds from borrowings	-	1,555,000
Repayment of borrowings	(45,392)	(16,232)
Net cash flows from financing activities	(45,392)	5,554,768
Net (decrease)/increase in cash held	(1,950,575)	1,737,620
Cash at beginning of the year	3,989,770	1,141,623
Foreign exchange movement	113,575	(412,365)
Cash at end of the year	2,152,770	2,466,878

* The comparative figures are for the six-month period to 31 December 2004.

AUSTRALIS AQUACULTURE LIMITED
CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

Consolidated	Issued Capital $	Option Premium Reserve $	Accumulated Losses $	Currency Translation Difference $	Total $
At 1 July 2004	2,106,328	-	(726,585)	-	1,379,743
Loss for the period	-	-	(1,188,723)	-	(1,199,055)
Shares held on trust and issued on Initial Public Offering in August 2004	(1,100,000)	-	-	-	(1,100,000)
Issue of share capital	5,500,000	-	-	-	5,500,000
Issue of shares for part payment to Vendors of Aquaculture plant	326,115	-	-	-	326,115
Issue of shares to sponsoring Stockbroker in lieu of services	125,000	-	-	-	125,000
Capital raising expenses	(574,274)	-	-	-	(574,274)
Currency translation differences	-	-	-	(10,322)	(10,322)
Cost of share-based payment	-	-	-	-	-
At 31 December 2004	**6,383,169**	-	**(1,915,308)**	(10,322)	**4,447,207**

Consolidated	Issued Capital $	Option Premium Reserve $	Accumulated Losses $	Currency Translation Difference $	Total $
At 1 July 2005	10,218,641	39,306	(2,449,028)	(42,281)	7,766,638
Loss for the period	-	-	(114,930)	-	(114,930)
Currency translation differences	-	-	-	(34,059)	(34,059)
Cost of share-based payment	-	51,046	-	-	51,046
At 31 December 2005	**10,218,641**	**90,352**	**(2,563,958)**	**(76,340)**	**7,668,695**

AUSTRALIS AQUACULTURE LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2005

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of Half Year Consolidated Financial Report

The half year financial report does not include all notes of the type normally included within an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities as of the consolidated entity as the full financial report. The half year financial report should be read in conjunction with the annual financial report of Australis Aquaculture Ltd as at 30 June 2005, which was prepared based on Australian Accounting Standards applicable to financial years beginning before 1 January 2005 ("AGAAP').

It is also recommended that the half year financial report be considered together with any public announcements made by Australia Aquaculture Limited during the half year ended 31 December 2005 in accordance with the continuance disclosure obligations arising under the Corporations Act 2001.

(b) Basis of Accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year report has been prepared in accordance with the historical cost convention, except for fish stocks that have been valued at fair values less estimated point of sale costs. For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(c) Statement of Compliance

Compliance with AASB 134 ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standard IAS 34 "Interim Financial Reporting".

This is the first half-year financial report prepared based on Australian equivalent to International Financial Reporting Standards ('AIFRS') and comparatives for the half-year ended 31 December 2004 and period ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1 (d) below.

Reconciliations of:
- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year 31 December 2004 and period ended 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 financial report prepared under AGAAP are detailed in Note 7 below.

(d) Summary of Significant Accounting Policies

Basis of Consolidation

The financial report of the Consolidated Entity comprises the financial report of Australis Aquaculture Limited and its controlled entities ("the Group"). Control exists where Australis Aquaculture Limited has the capacity to dominate the decision making relative to the financial and operating policies of another entity so that the other entity operates with Australis Aquaculture Limited to achieve the objectives of Australis Aquaculture Limited.

All inter-company balances and transactions between entities in the Consolidated Entity, including any unrealised profits or losses, are eliminated on consolidation.

Where controlled entities have entered or left the Consolidated Entity during the year, their operating results have been included from the date control was obtained or until the date control ceased. The financial statements of controlled entities are prepared for the same reporting period as Australis Aquaculture Limited, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Income Tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Inventories

Inventories held relate to raw materials and finished goods and are measured at the lower of cost and net realisable value. Cost comprises direct materials and labour and an appropriate portion of fixed and variable overhead expenditure.

Overheads are assigned on the basis of normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Fish Stocks

Fish stocks are measured at their fair value less estimated point of sale costs. The fair value is determined as the net present value of cash flows expected to be generated by the sale of fish (discounted at a risk adjusted interest rate). Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Net increments or decrements in the fair value less estimated point of sale costs are recognised as revenues or expenses in the net profit or loss, determined as:

(i) the difference between the total fair value less estimated point of sale costs of fish stocks recognised at the beginning of the financial year and the total fair value less estimated point of sale costs of the fish stocks recognised as at the reporting date; less

(ii) costs incurred during the financial year to acquire fish stocks.

Costs incurred in maintaining or growing fish are recognised as expenses when incurred.

Fish harvested are initially measured at their fair value less estimated point of sale costs.

Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and buildings are measured at cost less accumulated depreciation.

Depreciation

The depreciable amount of plant & equipment including capitalised leased assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Rates used for depreciation are as follows:

Buildings:	15 years
Plant and equipment	5 to 15 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Interest
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

All revenue is stated net of any amounts of Goods and Services Tax.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and Other Receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Trade and Other Payables

Liabilities for trade creditors and other amounts are carried at amortised cost and represent liabilities for goods and services provided to the group prior to the end of the financial year that are unpaid and due when the group becomes obliged to make future payments in respect to the purchase of these goods and services.

Issued Capital

Issued capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefit expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have a maturity approximating the terms of the related liability are used.

Employee benefits expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and,
- other types of employee benefits

are expensed on a net basis in their respective categories.

Obligations for contributions to defined contribution superannuation funds, as stipulated by statutory requirements, are charged as expenses when incurred.

Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ("equity-settled transactions").

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using the Black-Scholes options valuation model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Australis Aquaculture Limited ("market conditions").

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date").

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.
No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Foreign currencies

Both the functional and presentation currency of Australis Aquaculture Ltd is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the rate of exchange at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Resulting exchange differences are brought to account in determining the result for the period.

The functional currency of the USA subsidiaries Australis Aquaculture LLC and Australis Aquaculture Holdings LLC is US Dollar ($USD).

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Australis Aquaculture Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity.

Recoverable Amount of Assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount.

Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Loss per Share

Basic loss per share is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares on issue during the financial year adjusted for any bonus element.

Diluted loss per share is calculated as net loss attributable to members, adjusted for;

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares on issue during the financial year adjusted for any bonus element.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as a current asset or liability in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Interest-bearing liabilities

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.
Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term

Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

	CONSOLIDATED	
	31/12/05 $	31/12/04 $
NOTE 2. REVENUE		
Revenue		
Sales	1,193,035	41,668
Total Revenue from ordinary activities	1,193,035	41,668
Other Income		
Interest received	40,027	35,848
Other income	400	-
Foreign Exchange Gain	354,081	80,418
Total Other Income	394,508	116,266

	31/12/05 No	31/12/04 No
NOTE 3. EARNINGS PER SHARE		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	54,537,114	43,286,823

Potential ordinary shares on issue are not considered to be dilutive.

NOTE 4. EVENTS AFTER BALANCE SHEET DATE

Since 31 December 2005, the following significant subsequent events have occurred:

- Announcement to the market on 2 March 2006 that it had issued 3,500,000 ordinary shares at $0.40 each to raise $1,400,000; and
- Announcement to the market on 14 February 2006 that it had set up a Barramundi hatchery at its Turners Falls Plant, Massachusetts, USA by acquiring 21 brood fish that should provide up to 2,000,000 fingerlings per annum.

Other than the above the Directors are not aware of any matter or circumstance that has significantly or may significantly affect the operations of the consolidated entity or the results of those operations, or the state of affairs of the company in subsequent financial years.

NOTE 5. SEGMENT INFORMATION

The company operates in one industry, namely the aquaculture industry, in one geographical segment, namely the United States of America.

NOTE 6. CONTINGENT ASSETS & LIABILITIES

There are no contingent liabilities or contingent assets as at 31 December 2005 and in the interval between 31 December 2005 and the date of this report.

NOTE 7. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

(a) AASB 1 Transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

Share-based payment transactions

AASB 2 "Share-Based Payments" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(b) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ("AGAAP") are illustrated below.

(i) Reconciliation of total equity under AGAAP to AIFRS

	Consolidated		
	30/06/05 $	31/12/04 $	01/07/04 $
Total equity under AGAAP	8,006,939	4,457,539	1,379,743
Share-based payment expense (a)	(39,306)	-	-
Option premium reserve (a)	39,306	-	-
Currency translation differences	(240,301)	(10,322)	
Total equity under AIFRS	7,766,638	4,447,207	1,379,743

(ii) Reconciliation of accumulated loss under AGAAP to AIFRS

	Consolidated		
	30/06/05 $	31/12/04 $	01/07/04 $
Total accumulated loss under AGAAP	(2,211,702)	(1,925,630)	(726,585)
Share-based payment expense (a)	(39,306)	-	-
Foreign Exchange gain/(loss)	(198,020)	10,322	-
Total accumulated loss under AIFRS	(2,449,028)	(1,915,308)	(726,585)

(a) Share-based payment costs are charged to the income statement under AASB 2 "Share-based Payments", but not under AGAAP

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

AUSTRALIS

ASX/MEDIA RELEASE

Monday April 3rd, 2006
ASX code: AAQ

Australis reports growth of US Barramundi Sales

- **Sales up 60% to AUD$905,660* for the March quarter.**
- **Barramundi sales for the month of March increased to 35.7 tons.**
- **Australis Barramundi now sold in 400 supermarket stores across the USA & Canada.**

Australis is pleased to announce that fish sales for the quarter have risen substantially to AUD$905,660 – a 60% increase over the prior quarter and 40% above its previous best. Much of this growth has come from the execution of the company's marketing plan to establish a presence in the retail sector, via the first significant sales to supermarket chains.

Building on its already strong presence in the 'white tablecloth' and live fish markets, Australis has successfully implemented its strategy to penetrate multi-unit supermarket chains. Australis Barramundi is now being sold in four chains representing more than 400 stores across Canada and the USA. Another high quality chain, servicing New York to Washington DC with 70 stores, has reserved an allocation of fish, with sales to commence in April. Discussions with other regional and national supermarket chains are also progressing as planned.

Australis can now offer the volume and quality of product demanded by major retailers and restaurant chains. Our near-term marketing efforts will include a focus on the multi-unit restaurant sector, which is underrepresented in the company's current sales mix.

Demand from Australis' existing 150+ distributor network has also risen following intensive sales and marketing efforts, including the International Boston Seafood Show, NY Restaurant Show and Miami Food & Wine festival.

Australis has made a $10 million investment in its facilities, proprietary systems and technical expertise to create inventory and engineer the flavour and texture of the fish to meet the discerning tastes of the US market. This has taken eighteen months of fine tuning which is now being recognized by its customers.

Plant expansion, which started last year, had been slowed in March to confirm demand from the retail sector. Australis is now confident that its sales will continue to grow strongly in these progressively broadening markets.

Stewart Graham
Managing Director
Australis Aquaculture Ltd

* as at 31/3/06 AUD/US exchange rate of $0.715

Australis Aquaculture Limited
Level 18, Central Park, 152-158 ST George's Tce, Perth WA 6000
T: 089-288-4540 F: 089-288-4400 ABN: 65 098 236 938
US Operations – One Australia Way, Turners Falls, MA
E: sg@australis.us W: www.australis.us ASX code: **AAQ**
US based producers of Australian Barramundi

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN	Quarter ended ("current quarter")
098 236 938	31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		678	1,777
1.2	Payments for	(a) staff costs	(427)	(1,021)
		(b) advertising and marketing	(50)	(132)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(1,101)	(3,046)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		21	65
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(879)	(2,357)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(879)**	**(2,357)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(277)	(704)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(277)	(704)
1.14	**Total operating and investing cash flows**	(1,155)	(3,061)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,323	1,323
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(23)	(69)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	1,300	1,254
	Net increase (decrease) in cash held	144	(1,806)
1.21	Cash at beginning of quarter/year to date	2,142	3,990
1.22	Exchange rate adjustments to item 1.21	20	123
1.23	**Cash at end of quarter**	2,306	2,306

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	130
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	703	810
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,592	129
4.2	Deposits at call	714	2,013
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22) Prior quarter's ending cash adjusted for a September outstanding deposit of $146k now recorded as a September transaction	2,306	2,142

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..27 March 2006.........................
(Company secretary)

Print name: .Gabriel Chiappini

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ

Monday May 1st, 2006

Australis Reports Continuing Strong Sales Growth

Summary of Key Indicators

	Q2, FY 2006 (Dec 2005)	Q3, FY 2006 (March 2006)	% Change
Ending Inventory (kgs)	137,830	150,052	9%
Fish Sales (kgs)	44,308	70,107	58%
Sales (AUD$)*	$566,833	$905,660	60%

**Calculated as of 31/3/06, based on AUD/US exchange rate of $0.715*

Highlights

- **March sales increased to 35.7 metric tonnes - 76% higher than the best previous month**
- **April sales tracking at about the same level as March, with further gains expected in May**
- **Penetration of retail supermarket sector is occurring as anticipated, with product now reaching more than 400 supermarket outlets**
- **First sales to large multi-unit restaurant chain has commenced in April; discussions with several other chains are proceeding**

Production

- Current fish stocks forecasted to support continuous sales at increased output levels through February, 2007
- US hatchery is now operating successfully mid-way through its first production run, with approximately 600,000 juvenile barramundi larvae in production
- April biomass creation has returned to anticipated levels as a result of higher sales clearing tanks in accordance with production targets
- Tenth and final grow-out system retrofit to be completed in April

Sales

- Sales for the March quarter increased to AUD$905,660, an increase of 60% over the previous quarter
- Average pricing for the quarter remains stable at AUD$12.90/kg, even with the company's entry into high-volume, typically lower priced, markets
- Strong re-order rates from existing retail customers confirms positive consumer response.

Australis Aquaculture Limited
Level 18, Central Park, 152-158 ST George's Tce, Perth WA 6000
T: 089-288-4540 F: 089-288-4400 ABN: 65 098 236 938
US Operations: One Australia Way, Turners Falls, MA
E: sg@australis.us W: www.australis.us ASX code: **AAQ**
US based producers of Australian Barramundi

Financial

- Cost of Goods are tracking approximately 5% better than budget. Operating cost savings facilitating more intensive marketing and brand development activities
- Construction loan of US$500,000 from existing US bank closed in April

Comments

Just twelve months after the commencement of its first regular commercial sales, Australis is pleased to report continuing strong revenue growth for the quarter and into April. Much of this growth has come from execution of the company's marketing plan to establish a presence in the retail sector, via the first significant sales to supermarket chains.

Australis has benefited from ongoing regional and national media attention, which has increased awareness and assisted in generating sales. In the March quarter, national media coverage included feature articles in Seafood Business (the major trade publication of the US seafood industry), Grocery Headquarters, and Restaurants & Institutions, plus a consumer article in The Washington Examiner. Regional media coverage has included a segment on San Francisco's leading radio station by an internationally-acclaimed food & wine editor, a news segment on a regional CBS-TV affiliate, a 3-page article in a top business magazine, plus articles in local newspapers. Looking ahead, Australis barramundi will be the featured ingredient on the Food Network's popular Iron Chef America (airing nationally on April 30th, with daily airings in early May), and in Plate magazine featuring 'Food from Down Under' in July.

With stable and significantly increased product availability, Australis can now offer the volume and quality of product demanded by major retailers and restaurant chains. Our near-term marketing efforts will include a focus on the multi-unit restaurant sector, which remains under-represented in the current sales mix. Australis looks forward to continued growth in its progressively broadening markets.

For further information please call:

Stewart Graham, Managing Director
089-288-4540

AUSTRALIS

ASX RELEASE

ASX code: AAQ
May 9th, 2006

US Barramundi Plant Expansion to 1,000 tpa Resumes

- **A$2.6 million expansion due for completion in November 2006**
- **First harvest the from expanded plant expected in February 2007**
- **Barramundi sales for May continuing at strong levels**

The Directors of Australis are pleased to announce the resumption of the company's A$2.6 million expansion of its US Turners Falls Barramundi hatchery and grow-out facility to 1,000 tonnes per annum. This 43% increase in capacity will support continuing sales growth and take full advantage of the company's existing infrastructure.

Significantly increased sales over the last 90 days have given the Directors confidence that the company's expanded customer based and coordinated marketing efforts are creating sufficient demand to support the increased capacity.

Expected completion and stocking of the new facility is scheduled for November 2006. First sales from the expanded facility are expected to occur in February 2007.

For further information please call:

Stewart Graham, Managing Director
Perth, Western Australia. 089-288-4540

Josh Goldman, US Executive Director
Turners Falls, MA 413-863-2040

ASX/MEDIA RELEASE

ASX code: AAQ

23 May, 2006

Appendix 3Y

Tuesday 23 May 2006: Australis Aquaculture Limited (ASX: AAQ) ("Australis" or "the company") Please find attached Appendix 3Y in relation to securities disposed of by the company's Managing Director, Mr Stewart Graham.

For further information please call:

Stewart Graham, Managing Director
Perth, Western Australia. 089-288-4540

Josh Goldman, US Executive Director
Turners Falls, MA 413-863-2040

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Australis Aquaculture Ltd**
ABN	**65 098 236 938**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Garth Stewart GRAHAM
Date of last notice	**9 August 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bulleen Pty Ltd <GS Graham Family Trust> (a trust which the Director is a beneficiary and a director of the trustee company)
Date of change	23 May 2006
No. of securities held prior to change	**Indirect shareholding** 300,000 Fully Paid Ordinary Shares 7,600,000 Fully Paid Ordinary Shares (escrowed until 04/08/2006) 900,000 unlisted options exercisable at $0.30
Class	Fully paid ordinary shares
Number acquired	-
Number disposed	300,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$117,000

+ See chapter 19 for defined terms.

No. of securities held after change	**Indirect shareholding** 7,600,000 Fully Paid Ordinary Shares (escrowed until 04/08/2006) 900,000 unlisted options exercisable at $0.30
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AUSTRALIS

RECEIVED
2007 FEB 27 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX RELEASE

ASX code: AAQ
June 6th 2006

Management Change Signals New Era for Australis Growth in the USA

- **US Management & Board presence strengthened; Goldman appointed Managing Director; Lightlife Foods founder joins Board**
- **Company achieves cash break-even, before expansion cap ex**
- **Marketing strategy delivers strong sales – 100% of production being sold**
- **Expansion to 1,000 tpa remains on-track**

Management Shifts to US - The Directors of Australis are pleased to announce the appointment of US Executive Director Joshua Goldman as the company's Managing Director. This move enhances leadership and streamlines management as the business continues to focus on increasing revenue and expanding operations.

Mr. Goldman brings 20 years of aquaculture management experience; consulting on four continents and serving as president and senior manager of several prominent aquaculture companies. Mr. Goldman designed, built and managed the Australis facility since 1992. He is also the author of the patents that underlie the success of the US operations. He has served as Australis' US Executive Director since US operations commenced in mid-2004.

Consistent with Australis' objective to strengthen its US presence, Michael Cohen has joined AAQ's board in a non-executive capacity. Mr. Cohen was Founder and CEO of Lightlife Foods, one of the US' most successful natural products manufacturers, until Lightlife's 2000 acquisition by ConAgra Foods, a US Fortune 100 company.

Demand Remains Strong - The strong sales seen in March and April has continued through May, following the successful introduction of barramundi to supermarkets and restaurant chains. 100% of current production is now being sold, allowing the company to achieve breakeven. Greater production will follow. The chart below shows sales over the last six months.

Monthly Sales: December – May


$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
December
January
February
March
April
May

Results shown above in AUD, based on a 0.73 exchange rate to the US dollar

Australis Aquaculture Limited
One Australia Way, Turners Falls, MA 01376 USA
E: josh@australis.us W: www.australis.us ASX code: AAQ

European Interest - Following a string of enquiries from Europe, Australis has applied for a US government license to export barramundi to the EU. Sales to Europe are expected to accelerate the company's growth by providing additional market opportunities. European Barramundi production is currently very limited and airfreight to Europe is cost-competitive at just US$0.55-0.60/lb, with same day delivery from Boston.

Founder Remains Involved – While Stewart Graham, Australis' founder, is stepping down as Managing Director, he will remain with Australis as a non-executive director. "I'm thrilled that the company has built a significant presence in the North American market, and is rapidly increasing sales. This new alignment of management will enable Australis to continue to grow while keeping operations close to our customers" said Graham. The Board wishes to express its sincere gratitude to Mr. Graham for his significant contributions to the Company's development.

In the USA
Josh Goldman, Managing Director
Office: +1 413-863-2040 ext 112
Home Office: +1 413-367-9234 (EST – daylight)
Email: josh@australis.us

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ

15 June 2006

Appendix 3X

Thursday 15 June 2006: Australis Aquaculture Limited (ASX: AAQ) ("Australis" or "the company") Further to the appointment of Mr Michael Cohen to the board of Australis, please find attached appendix 3X.

- ENDS -

For further information please call:

Josh Goldman, Managing Director
Office: 413-863-2040 ext 112
Home Office: 413-367-9234
Email: josh@australis.us

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Australis Aquaculture Ltd**
ABN	**65 098 236 938**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael Cohen
Date of appointment	5 June 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities **Nil**

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

AUSTRALIS

ASX RELEASE

ASX code: AAQ
June 20th 2006

New US Hatchery Operational, Site for Expansion Secured Laying Foundation for Significant Growth

- **New hatchery now fully operational with approximately 1 million juvenile barramundi in production**
- **7 hectare site secured less than 1 km from existing plant; will expand production from 1,000 to 5,000 tonnes, generating sales of ≈$45m per year**

A Hatchery is Born - Australis is pleased to announce that its new US hatchery is now fully operational, making it the only commercial-scale barramundi hatchery operating in North America. Approximately 1 million juvenile barramundi are currently in production.

"Development of this new hatchery at our Turners Falls facility improves the reliability and cost of our fingerlings supply; crucial prerequisites to undertaking further expansion beyond the 1,000 tonne level," said Australis' newly appointed Managing Director, Josh Goldman. The new hatchery is provisioned to be expanded from its current capacity of 2 million fingerlings per year to up to a total of 7 million, sufficient to support the company's medium-term growth target of 5,000 tpa. Integrated fingerling production will generate considerable savings, and is one more step towards realizing economies of scale. Australian hatcheries will continue to play a role in assuring reliability while maintaining genetic diversity of the stock.

New Site Secured for Additional Plant - Australis has secured an option to purchase a 7 hectare parcel of land less than 1 km from its existing plant. The new site will benefit from fast-track permitting, and will share management and technical resources with the company's existing operations. These benefits will reduce development and ongoing operational costs.

The new site will host a sophisticated grow-out facility making use of Australis' proven technology. The facility will feature low-cost modular nursery and grow-out units, supporting staged expansion over time of up to 4,000 tpa. With total production of 5,000 tpa the company will generate an estimated AUD$45 million of revenue from its US operations. A scoping study will be completed within 90 days and, subject to due diligence and financing, construction is expected to commence during 2007. With what Australis believes to be the barramundi industry's lowest capital and operating costs, the company is well positioned to capture a large share of the expanding market for healthy and sustainable seafood.

Australis Aquaculture Limited
One Australia Way, Turners Falls, MA 01376 USA
E: josh@australis.us W: www.australis.us ASX code: AAQ

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Josh Goldman, Managing Director
Massachusetts Office: +1 413-863-2040 ext 112
Home Office: +1 413-367-9234
Email: josh@australis.us

AUSTRALIS

ASX RELEASE

ASX code: AAQ
July 6th 2006

Director Change at Australis

Dr. Alistair Cowden has advised the Company that he is resigning as Chairman of Australis. Dr. Cowden was today appointed Managing Director of Vulcan Resources, where he is required to focus his full-time attention. Dr. Cowen is reluctantly relinquishing his outside board positions.

Says Dr. Cowden, "It is with considerable regret that I take this step as I have very much enjoyed being part of Australis. I am proud to have been part of Australis from prior to its listing to today - a robust business with a powerful brand and a quality product that's being embraced by the world's largest consumer market. Australis has made great strides in just two years, and I am confident that the company's board, management and staff will create the world's largest and most successful Barramundi business."

The board expresses its sincere appreciation to Dr. Cowden for his energy and commitment to Australis, and for the guidance he has brought to the company during his tenure as Board Chairman.

Current Australis Director, Mr Stewart Graham, will adopt the role of interim Chairman as the Company continues to execute plans for the future.

Enquiries to:

Australis Aquaculture Limited
Gabriel Chiappini, Company Secretary
Telephone, Perth (08) 9486-1644

AUSTRALIS

ASX RELEASE

ASX code: AAQ
July 10th 2006

Appendix 3Z

Further to the announcement on Thursday 6 July 2006, please find attached Appendix 3Z in relation to previous Chairman Mr Alistair Cowden.

Enquiries to:

Australis Aquaculture Limited
Gabriel Chiappini, Company Secretary
Telephone, Perth (08) 9486-1644

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AUSTRALIS AQUACULTURE LIMITED
ABN	098 236 938

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Alistair Cowden
Date of last notice	11 August 2004
Date that director ceased to be director	6 July 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NA

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Securities are held by Drumfrochar Pty Ltd as Trustee for Lyndoch Trust of which Mr Alistair Cowden is a beneficiary	3,100,000 Fully Paid Ordinary Shares 1,100,000 Unlisted options expiring 25 March 2009, exercise price $0.30

Part 3 – Director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

+ See chapter 19 for defined terms.

AUSTRALIS

ASX RELEASE

ASX code: AAQ
July 24th 2006

Removal of Escrow on Ordinary Shares & Registered Office

Australis Aquaculture Limited ("Australis", ASX:AAQ) notes that a total of 15,979,350 fully paid ordinary shares and a total of 5,000,000 unlisted options with an exercise price of $0.30 and expiry of 25 March 2009 issued as part of the listing process to directors and promoters will be released from escrow on 4 August 2006. The shares and options were subject to a 24 month escrow period from date of initial listing of Australis.

Shares on issue after release of escrow

- Total ordinary shares listed on the ASX 58,037,114

Registered Office

The new registered office of Australis will be:

The Quadrant Building
Level 9, 1 William Street
Perth WA 6000

Ph: +61 8 9486 1644
Fax: +61 8 9327 1778

The principal place of business for Australis is:

One Australia Way
Turners Falls
Massachusetts 01376 USA

Ph: +1 413 863 2040
Fax: +1 413 863 2950
Email: josh@australis.com

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Gabriel Chiappini, Company Secretary
Ph: +61 8 9486 1644

AUSTRALIS

ASX RELEASE

ASX code: AAQ

July 25th 2006

Shareholder Investor update

Australis Aquaculture Limited ("Australis", ASX:AAQ) is pleased to release its July 2006 investor update, this update has today been mailed to all Australis shareholders.

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Josh Goldman, Managing Director
Massachusetts Office: +1 413-863-2040 ext 112
Home Office: +1 413-367-9234
Email: josh@australis.us

AUSTRALIS

INVESTOR UPDATE JULY 2006





Bringing Barramundi to the World

AUSTRALIS

Dear Fellow Shareholder,

It is with great pleasure that I write my first letter to you as Managing Director of Australis.

The past six months have seen our company make great strides as it evolves from a start-up into a sound and healthy business with extraordinary potential. Thanks to the support of our shareholders, our customers and our staff, major renovations to the plant are now complete, creating what we believe is the world's largest barramundi farm. With the completion of these upgrades and increased sales now driving more predictable harvest rates, we have stabilized performance and set the stage for further improvements in productivity.

In addition to being the first and only significant US producer of barramundi, Australis is benefiting from the confluence of four significant factors:

1. **Growing demand for healthy seafood** – The American consumer is demanding ever-greater quantities of fish that contain no contaminants, have high levels of omega-3s, and whose production does not harm the environment. Australis Barramundi is ideally positioned to meet these needs.

2. **Solid positioning in a great market** – Being first to market with a healthy seafood product of superior quality has enabled Australis to establish a leading market position and to define the standards of the category around our strengths. Australis's compelling message is resonating with American consumers who now enjoy more than 120,000 barramundi meals per month. Australis Barramundi is becoming a hot product in the AUD$50 billion US seafood market.

3. **Low cost, proprietary technology** – Australis has unparalleled expertise in controlled environment aquaculture, which is allowing us to expand more quickly—and with significantly lower costs—than any of our competitors.

4. **Rising energy costs** – Australis's energy costs per pound of fish are far lower than those of traditional fisheries. As energy becomes more costly, traditional fisheries will be disadvantaged, continuing to drive the economics of the business in our favor.

Every day, Australis is proving that our business model can operate on a large scale. We have established sales and distribution to each of the key market sectors that will support future growth. Our expansion from 700 to 1000 tonnes per year is expected to reduce unit production costs by approximately 18%. Additional expansion to 5,000 tpa or more is expected to result in further significant economies of scale. These factors—along with our low-cost production systems, patented technology, well-developed methods and experienced management team—combine to position us to build significant value for our shareholders.

As we forge ahead with purpose and enthusiasm, we also recognize that all good things take time. I pledge to confront our opportunities, as well as our challenges, with discipline and integrity.

I look forward to keeping you apprised of the many exciting developments that are occurring here at Australis.



Respectfully,

Joshua Goldman
Managing Director

Growing the Next Fish Sensation


IRON CHEF
AMERICA

Australis Barramundi Hits Primetime

In less than two years, Australis has turned a fish previously unknown in the US into a significant seafood trend. Australis Barramundi has enjoyed an abundance of media exposure. Most notably, we were featured as the "secret ingredient" on the popular American television show *Iron Chef America*. Our product was also highlighted on a top-rated San Francisco radio program and a TV news segment. Major feature articles about Australis have appeared in America's top seafood magazine (*Seafood Business*), in *Business West* magazine and in *The Washington Examiner*. Additional mentions appeared in *Grocery Headquarters, Chef Magazine, The Hartford Courant, Restaurants & Institutions*, and *Food Service East*. All of this positive media attention is generating a significant "buzz" and attracting new customers to the fold.


Omega-3 Content of Popular Fish

Charting a Healthy Course

Testing proves that Australis Barramundi is an excellent source of heart-healthy omega-3 fatty acids. Our high omega-3 levels—comparable to those of wild Coho salmon—are unique to Australis Barramundi and three times higher than any competing barramundi. This achievement resulted from our development of proprietary, all-natural feeds, and a process of rigorous testing and refinement.

High omega-3s, along with low contaminants, ecological sustainability and great taste are what American consumers want and what Australis offers. To communicate this message, we are promoting Australis Barramundi as "A Better Fish". Our "Better Fish" campaign meaningfully addresses consumer concerns in three easily-remembered sound bites:

Better Tasting. Better For You. Better for Our Environment.

Customers Lining Up

As part of our sales diversification strategy, Australis has established relationships with several of the country's leading supermarket and restaurant chains. Whole Foods, the world's leading natural foods supermarket, and Legal Sea Foods, one of America's most respected seafood chains, are just two of the many purveyors who are now selling Australis Barramundi. Says Legal's Vice President of Seafood Operations,

> *After visiting Australis's operations and seeing first hand the care that they put into these fish, I can say without hesitation that they passed our stringent requirements with flying colors. We're thrilled to offer our customers a fish that's this fresh, this healthy, and this delicious.*

Note that a number of current and prospective customers have the potential to absorb Australis's entire existing production capacity over the next three-five years.



White House State Dinner Serves Australis Barramundi

President George W. Bush hosted Australian Prime Minister John Howard and 100 guests, including Rupert Murdoch, Defense Secretary Donald Rumsfeld and Australian entertainer Kenny Chesney at a state dinner where pan-roasted Australis Barramundi was served as the main course. Says Carol Devine, Vice President of Marketing at Australis, "In the eyes of the US restaurant and retail sector, seeing Australis Barramundi served at a state dinner at the White House is the ultimate recommendation!"

Building Momentum


QUARTERLY SALES
AUD
$1,000,000
$800,000
$600,000
$400,000
$200,000

Stable Production Growth

In less than two years, Australis has achieved a volume of production that the entire Australian barramundi farming sector took more than a decade to reach. By integrating the Australian barramundi sector's best practices with our innovative technology, Australis has been able to establish large scale production extraordinarily quickly. With increased sales now driving more constant harvest rates, and faster and more efficient fish transfer and grading systems coming on line, the stage is set for steady gains in output and productivity over the long-term.



A Hatchery is Born!

Australis's recently completed US hatchery—the only commercial-scale barramundi hatchery operating in North America—will substantially reduce operating costs while helping to assure a reliable fingerling supply. Our new hatchery capacity of at least 2 million fingerlings per year (up to an estimated 7.5 million) is sufficient to support the company's medium-term growth target of 5,000 tpa. Integrated fingerling production is one more step towards realizing economies of scale. "Development of the hatchery at our Turners Falls facility improves the reliability and cost of our fingerlings supply: crucial prerequisites to undertaking further expansion beyond the 1,000 tonne level," says Reagan Ellis, Hatchery Manager. "As a greater proportion of our fingerlings are supplied by our US hatchery, significant savings will be realized." Australian hatcheries will continue to be used for ongoing supply and genetic diversity of stock.



Expansion to 1,000 Tonnes Moving Forward

In light of strong customer demand for Australis Barramundi, the company's board of directors unanimously approved the resumption of its AUD$2.6 million expansion. Management expects construction to be complete in November 2006, when the first batch of fish will be stocked to the new facility. Stocking mature fingerlings will accelerate production and allow sales of fish from the expanded facility to begin in February 2007. The additional capacity is expected to reduce unit costs by approximately 18%, grow revenue by more than 40% to over AUD$10 million, and significantly increase profitability.



New Site Optioned for Next Plant

Australis has secured an option to purchase a 7+ ha parcel less than 1 km from the company's existing plant. Our new site will host a sophisticated grow-out facility using Australis's proven, proprietary technology. The facility will feature low-cost modular nursery and grow-out units, and support a staged expansion over time of up to 4,000 tpa. Total production of 5,000 tpa will generate an estimated AUD$45 million of US revenue. With the growing popularity of our product, and the benefit of quite possibly the industry's lowest capital and operating costs, Australis is poised to capture a large share of the expanding market for healthy and sustainable seafood. The company is now creating a development plan for the new site. Ground-breaking is targeted for spring 2007.

Australis has successfully established itself as a leader in the North American seafood market. As we continue to reduce costs and increase market share, we look toward our future with great anticipation.

AUSTRALIS

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ

Monday July 31st, 2006

4th Quarter Report

- Highlights -

- **Sales increased 31% to A$1.18 million (in constant dollars), compared to the March quarter. Sales for the year increased 8-fold, from A$412,000 to A$3.2 million.**
- **Net income from US operations was positive at A$12,000, compared with (A$782,000) for the March quarter. Operating cash flow improved 65% from (A$879,000) to (A$316,000).**
- **Increased sales occurred via penetration of new markets and a broadening of the company's customer base.**
- **Major upgrades to fish handling systems are improving nursery operations in support of further production and sales growth.**
- **A hatchery was established at the Turners Falls facility and began to supply fingerlings consistent with the Company's plans to develop fully integrated operations with the lowest possible costs.**
- **The plant expansion to increase capacity by 40% is on track for completion and stocking in November, 2006.**
- **An option was secured for a large site in close proximity to the existing plant. The two sites have the potential to generate fresh barramundi sales of ≈A$45m per annum.**
- **US-based Director of operations was appointed Managing Director.**

Third Party Sales


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
March - '05
June - '05
Sept - '06
Dec - '06
March - '06
June - '06
US$
A$

**Calculated based on closing exchange rate for each quarter*

Australis Aquaculture Limited
One Australia Way, Turners Falls, MA 01376 USA
E: josh@australis.us W: www.australis.us ASX code: AAQ

Managing Director's Commentary

The fourth quarter was a period of significant accomplishment for Australis as we intensified our efforts to develop and expand the business. Progress was made on three principal fronts:

First, we continued to focus on managing our entry into the retail sector through the roll-out of innovative promotional programs in partnership with several supermarket chains. This initiative demonstrated that Australis barramundi can, with appropriate promotional support, establish a strong position in the largest segment of the US seafood market. We have an opportunity to position our barramundi as a premier product that responds to the needs of consumers and major seafood buyers. The positive experiences to date provide compelling evidence that sales to supermarkets will continue to grow.

Second, we substantially upgraded our production systems by increasing the rate and number of batches that can move through our nursery into the grow-out tanks. This is being accomplished through the establishment of our in-house hatchery, which will provide greater and more consistent access to fingerings. Increased production is also being achieved through the installation of larger automated fish handling systems, including fish pumps, automatic graders, counters and the associated piping. With faster and more accurate fish handling systems in place, we also began to improve production information management systems to provide immediate and actionable feedback.

Third, we commenced work on expanding the plant to a capacity of 1,000 tpa at an expected cost of USD$2.3m. This will result in what we believe to be industry's lowest-cost facility for production of high-quality barramundi on the doorstep of one of the world's largest seafood markets. Once complete and fully operational for July 2007 the expanded facility will provide the cash flow needed to drive the next phase of growth.

To this end Australis secured the option to purchase a second larger site with the capacity to produce a further 4,000 tpa. Preliminary planning and permitting have started and a scoping study is scheduled for completed during the current quarter.

Two related initiatives were launched during the June quarter. In keeping with our strategy to expand our markets, we have applied for permits to export into Europe. Further, we made significant progress to enter the frozen barramundi market using imported product. Sales of frozen barramundi will improve Australis' competitive position by making it the first and only multi-product form supplier operating in the North American Market

We are confident that these efforts will drive growth and value creation for Australis.

Joshua Goldman
Managing Director

Australis Aquaculture Limited
One Australia Way, Turners Falls, MA 01376 USA
E: josh@australis.us W: www.australis.us ASX code: **AAQ**

Summary of Accomplishments

Production / Physical Plant

- Australis completed a two year program of renovating & upgrading the production facility at Turner Falls, Massachusetts. The upgrading of the 10th and final grow-out tank was completed providing additional capacity. Acquisition and renovation costs for the plant (prior to the 1,000 tpa expansion) involved an investment of A$8,600/tonne, representing excellent value.
- The company has built up fish stocks which will support continuous sales growth up to an annual rate of 1,000 tpa by about July 2007. Accelerated stocking has commenced to meet the demands of the expanded facility. Upgrades to fish handling systems are enabling faster and more accurate grading, transfer and counting of fingerlings which will support higher rates of production.
- Plans to develop an in-house automated filleting capacity are progressing.

Financial Results

- Sales for the June quarter increased 31% in US$, to A$1.18 million over the previous quarter.
- Australis became net income positive in its US operations generating A$12,000, up from (A$782,000) in the previous quarter.
- Quarterly cash outflow declined 65% from (A$879,000) to (A$316,000).
- Average pricing remained essentially unchanged from the previous quarter.

Sales

- High re-order rates from retail accounts confirmed strong market support. Management anticipates an ability to sustain significant growth from this sector, following the installation of in-house filleting capacity.
- Success with export license from the US Food and Drug Administration will enable the company to export to the European market.
- Australis will enter the frozen food sector with imported product to grow revenue and earnings.

Management & Board Development

- During the quarter, the Directors announced the appointment of Joshua Goldman as the company's Managing Director. Mr Goldman brings 20 years of international management and consulting experience specializing in the aquaculture industry. He has served as President and Senior Manager of several prominent US aquaculture companies.
- Dr Alistair Cowden was replaced as Chairman by company founder and ex-MD Stewart Graham.
- Michael Cohen, founder and former CEO of Lightlife Foods, one of the US' most successful natural products manufacturers, joined the company's board as a non-executive director.

For further information please call:

In the USA
Josh Goldman, Managing Director
Office: +1 413-863-2040 ext 112
Home Office: +1 413-367-9234 (EST – daylight)
josh@australis.us

In Australia
Kamini Rambausek
Monsoon Communications
03 9620 3333
kaminir@monsoon.com.au

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN	Quarter ended ("current quarter")
098 236 938	30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers	1,114	2,891
1.2	Payments for (a) staff costs	(430)	(1,452)
	(b) advertising and marketing	(51)	(183)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(962)	(4,008)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	21	87
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(308)	(2,665)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(308)**	**(2,665)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(485)	(1,189)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
		-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(485)	(1,189)
1.14	**Total operating and investing cash flows**	(793)	(3,854)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,323
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(24)	(93)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(24)	1,230
	Net increase (decrease) in cash held	(817)	(2,624)
1.21	Cash at beginning of quarter/year to date	2,306	3,990
1.22	Exchange rate adjustments to item 1.21	(70)	53
1.23	**Cash at end of quarter**	1,419	1,419

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	141
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	651	790
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	272	1,592
4.2	Deposits at call	1,147	714
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22) Prior quarter's ending cash adjusted for a September outstanding deposit of $146k now recorded as a September transaction	1,419	2,306

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..31 July 2006..........................
(Company secretary)

Print name: Gabriel Chiappini

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	NA
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	NA
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	*NA*

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	NA
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 430,000 750,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	15,979,350
39	Class of +securities for which quotation is sought	Ordinary Fully Paid Shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of 24 month Restriction period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
58,037,114	Ordinary Fully Paid Shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary

Date: 4 August 2006

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX RELEASE

ASX code: AAQ

August 9th 2006

Shareholder Notice of Meeting

Australis Aquaculture Limited ("Australis", ASX:AAQ) Please find attached Australis Notice of Meeting, the meeting is to be held at the Seminar Room, Podium Level, Central Park, 152-158 St George's Terrace, Perth, Western Australia, on Friday, 8 September 2006 at 10am. The Notice of Meeting was mailed to shareholders yesterday.

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Gabriel Chiappini, Company Secretary
Ph: +61 8 9486 1644

Australis Aquaculture Limited
One Australia Way, Turners Falls, MA 01376 USA
E: josh@australis.us W: www.australis.us ASX code: AAQ

AUSTRALIS AQUACULTURE LTD
ACN 098 236 938

NOTICE OF GENERAL MEETING

PROXY FORM

EXPLANATORY MEMORANDUM

Date of Meeting
Friday, 8 September 2006

Time of Meeting
10am

Place of Meeting
Seminar Room
Podium Level
Central Park
152 – 158 St George's Terrace
Perth, Western Australia

AUSTRALIS AQUACULTURE LTD
ACN 098 236 938
NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the members of Australis Aquaculture Ltd ACN 098 236 938 ("**Australis**" or "**Company**") will be held at Seminar Room, Podium Level, Central Park, 152-158 St George's Terrace, Perth, Western Australia, on Friday, 8 September 2006 at 10am, for the purpose of transacting the following businesses referred to in this Notice of General Meeting.

AGENDA

Resolution 1 – Grant of Director Options to Mr Joshua Goldman

To consider and, if thought fit, to pass with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That, for the purpose of section 208 of the Corporations Act and Listing Rule 10.14 and all other purposes, the Directors be and are hereby authorised to grant 3,500,000 Director Options under the Company's Employee Share Option Plan, each exercisable on or before 1 July 2010 at an exercise price of 40 cents, for no consideration to Mr Joshua Goldman (or his nominee), on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice."*

The Company will, in accordance with section 224 of the Corporations Act, disregard any votes cast on Resolution 1 by Mr Joshua Goldman or any associate of Mr Joshua Goldman. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 – Grant of Director Options to Mr Michael Cohen

To consider and, if thought fit, to pass with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That, for the purpose of section 208 of the Corporations Act and Listing Rule 10.14 and all other purposes, the Directors be and are hereby authorised to grant 500,000 Director Options under the Company's Employee Share Option Plan, each exercisable on or before 1 July 2010 at an exercise price of 40 cents, for no consideration to Mr Michael Cohen (or his nominee), on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice."*

The Company will, in accordance with section 224 of the Corporations Act, disregard any votes cast on Resolution 2 by Mr Michael Cohen or any associate of Mr Michael Cohen. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Ratification of Prior Issue of Shares

To consider and, if thought fit, to pass with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That, for the purpose of Listing Rule 7.4 and all other purposes, the Company ratifies the allotment and issue of 3,500,000 fully paid ordinary shares in the capital of the Company at an issue price of $0.40 per share, to the parties and on the terms set out in the Explanatory Memorandum accompanying this Notice of Meeting"*

The Company will disregard any votes cast on Resolution 3 by persons who participated in the issue and any associates of those persons. However, the Company will not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Mr Gabriel Chiappini
Company Secretary
Dated: 28 July 2006

DEFINED TERMS

Terms defined in the Explanatory Memorandum accompanying this Notice of Meeting have the same meaning where used in the Notice of Meeting and the Proxy Form.

PROXIES

A Shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at this meeting. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the Shareholder's voting rights.

A proxy may, but need not be, a Shareholder of the Company.

Proxy forms must reach the Registered Office of the Company at least 48 hours prior to the meeting. For the convenience of Shareholders, a Proxy Form is enclosed.

VOTING ENTITLEMENTS

For the purpose of regulation 7.11.37 of the Corporations Regulations 2001, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the meeting. The snapshot date is 5.00pm WST on Wednesday, 6 September 2006.

AUSTRALIS AQUACULTURE LTD
ACN 098 236 938

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide Shareholders with sufficient information to assess the merits of the Resolutions contained in the Notice of General Meeting of Australis Aquaculture Ltd ("**Australis**" or "**Company**") accompanying this Explanatory Memorandum.

The Directors recommend that Shareholders read this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

RESOLUTIONS 1 AND 2 - GRANT OF DIRECTOR OPTIONS TO MESSRS JOSHUA GOLDMAN AND MICHAEL COHEN

Introduction

Resolution 1 seeks Shareholder approval for the proposed grant of 3,500,000 Director Options with an exercise price of $0.40 and an expiry date of 1 July 2010 to Mr Joshua Goldman, who is the Company's recently appointed Managing Director. Prior to this appointment, Mr Goldman was the Company's US Executive Director. The Company considers Mr Goldman's appointment as Managing Director is consistent with the Company's strategy to focus on increasing revenue and expanding operations in the US.

Resolution 2 seeks Shareholder approval for the proposed grant of 500,000 Director Options with an exercise price of $0.40 and an expiry date of 1 July 2010 to Mr Michael Cohen, who is a recently appointed non-executive Director. Mr Cohen's appointment is consistent with the Company's objective to strengthen its US presence, as Mr Cohen was founder and chief executive officer of Lightlife Foods, one of the US' most successful natural products manufacturers.

The grant of the Director Options is designed to encourage the performance of Messrs Goldman and Cohen (together the "**Nominated Directors**").

Mr Joshua Goldman's Director Options will be exercisable on and from the following dates until the date being four years from the date of grant:

- 500,000 tranche A Director Options will be exercisable from the date of grant and otherwise granted on the terms as set out in Annexure A;
- 1,000,000 tranche B Director Options will be exercisable from 1 July 2007 and otherwise granted on the terms as set out in Annexure B;
- 1,000,000 tranche C Director Options will be exercisable from 1 July 2008 and otherwise granted on the terms as set out in Annexure C; and
- 1,000,000 tranche D Director Options will be exercisable from 1 July 2009 and otherwise granted on the terms as set out in Annexure D,

provided that the closing sale price of the issued Shares exceeds the price of 45 cents for not less than 5 consecutive trading days prior to the date of exercise.

The terms of the Director Options to Mr Michael Cohen are set out in Annexure E to this Explanatory Memorandum. The Director Options to be granted to Mr Cohen are exercisable immediately upon the date of grant.

The proposed grant of the Director Options will be subject to the terms of the Company's Employee Share Option Plan ("**Plan**"). If however there is any inconsistency between the terms of the Director Options as set out in Annexures A to E and the Plan, the terms as set out in Annexures A to E prevail to the extent of the inconsistency.

Under the Company's current circumstances, it is considered that the incentives to the Nominated Directors represented by the grant of the Director Options are a cost effective and efficient reward and incentive for the Company, as opposed to alternative forms of incentive, such as the payment of cash compensation. The Nominated Directors agree that it is better for the Company that each of them be rewarded by way of securities in the Company, rather than by way of cash.

The number of Director Options to be granted to Messrs Goldman and Cohen has been determined based upon the Directors' wish to ensure that the remuneration offered is competitive with market standards. The Directors have generally reviewed a selection of comparable companies to determine market conditions generally and consider the proposed number of Director Options to be granted will ensure that Messrs Goldman's and Cohen's overall remuneration is in line with market standards. Further, the exercise price is above the closing Share price as at 27 July 2006 is $0.38 providing an appropriate incentive for Messrs Goldman and Cohen.

Related Party Transactions

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provision; or

(b) Shareholder approval is obtained prior to the giving of the financial benefit and the benefit is given within 15 months after obtaining such approval.

For the purposes of Chapter 2E, the Nominated Directors are each a related party of the Company.

Resolutions 1 and 2 provide for the grant of Director Options to the Nominated Directors which is a financial benefit for the purposes of Chapter 2E of the Corporations Act.

In accordance with section 219 of the Corporations Act, the following information is provided to Shareholders:

(a) The related parties to whom the proposed Resolution would permit the financial benefit to be given are as follows:

Name	Director Options
Mr Joshua Goldman (or his nominee)	3,500,000
Mr Michael Cohen (or his nominee)	500,000
TOTAL	**4,000,000**

(b) The nature of the financial benefit proposed to be given:

The nature of the financial benefit proposed to be given is the grant of the Director Options for no consideration on the terms and conditions set out in Resolutions 1 and 2 and Annexure A to this Explanatory Memorandum.

(c) Directors' recommendation:

All Directors were available to consider Resolutions 1 and 2.

Messrs David O'Sullivan, Stewart Graham and Michael Cohen (who do not have an interest in Resolution 1) recommend that the Shareholders approve the grant of Director Options under Resolution 1 to Mr Goldman for the reasons outlined above.

Mr Goldman declined to make a recommendation to Shareholders in respect of Resolution 1 as he has a material personal interest in the outcome of the Resolution by virtue of the proposed grant of Director Options to him or his nominee.

Messrs Joshua Goldman, David O'Sullivan and Stewart Graham (who do not have an interest in Resolution 2) recommend that the Shareholders approve the grant of Director Options under Resolution 2 to Mr Cohen for the reasons outlined above.

Mr Cohen declined to make a recommendation to Shareholders in respect of Resolution 2 as he has a material personal interest in the outcome of the Resolution by virtue of the proposed grant of Director Options to him or his nominee.

Shareholders should note that for the reasons noted above and below, it is proposed to grant Director Options to Mr Cohen, a non-executive Director, notwithstanding Guideline 9.3 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations which guideline provides that non-executive directors should not receive options.

(d) Other information that is reasonably required by Shareholders to make a decision whether it is in the best interests of the Company to pass Resolutions 1 and 2 that is known to the Company or any of its Directors:

(i) The proposed Resolutions would have the effect of giving power to the Directors to grant up to 4,000,000 Director Options on the terms and conditions as set out in Resolutions 1 and 2 and Annexure A and Annexure B to this Explanatory Memorandum. The Company presently has 58,037,114 Shares and 6,180,000 unlisted Options on issue.

(ii) The Company's advisers have valued the Director Options using the Black-Scholes Option Valuation methodology, which is acceptable for the purposes of a notice of meeting. Their assessment of the value of the Director Options has been prepared using the following variables:

- Exercise Price $0.40;
- Share price as at 21 July 2006 $0.38;
- Term of options 4 years;
- Risk free rate 5.845%;
- Dividend yield nil;
- Employee exit rate[1] 5% to 15%;
- Exercise multiple[2] 1.25 times; and
- Volatility rate 56.6%.

Based on the above variables and the total number of Director Options to be granted to the Nominated Directors the total value of Director Options for Mr Joshua Goldman and Mr Michael Cohen is as follows:

- 500,000 Director Options vesting on grant of options, 7.06 cents each;
- 1,000,000 Director Options vesting on the first anniversary date of the grant of Options, 10.68 cents each;
- 1,000,000 Director Options vesting on the second anniversary date of the grant of Options, 11.66 cents each; and
- 1,000,000 Director Options vesting on the third anniversary date of the grant of Options, 10.28 cents each.

Using the above mentioned assumptions this values Mr Joshua Goldman's Options at $326,200 and Mr Michael Cohen's Options at $35,300.

[1] **Employee exit rate** - This rate measures the rate at which employees are likely to cease employment during the vesting period. This factor is determined by management and is based on management's experience and may also include a factor for the weighted average life expectancy of Employees.

[2] **Exercise multiple** - This multiple considers the exercise behaviour of employees and is once again subjective in nature. It measures the multiple by which the share price must exceed the exercise price before employees are likely to exercise the option and may vary significantly across various levels and/or ages of employees. So for example, where the multiple is 2.5 for a subgroup, management has determined that the share price should be 2.5 times the exercise price before that subgroup are likely to exercise the option.

(iii) If any Director Options granted as proposed are exercised, the effect would be to dilute the shareholding of existing Shareholders.

Assuming all Director Options and all existing options are also exercised, the total dilution would be approximately 17.54%. The market price of the Shares during the period of the Director Options will normally determine whether or not option holders exercise the Director Options. At the time any Director Options are exercised and Shares are issued pursuant to the exercise of the Director Options, the Shares may be trading on ASX at a price which is higher than the exercise price of the Director Options.

(iv) As at the date of this Notice, the Nominated Directors and their associates have relevant interests in securities in the Company as follows:

Name	Number of Shares	Number of Options
Mr Joshua Goldman	2,377,983[1]	2,000,000[2]
Mr Michael Cohen	Nil	Nil

Notes:

1. 2,206,410 of these Shares are in ASX-imposed escrow until 4 August 2006.
2. These unlisted Options are exercisable at 30 cents each on or before 25 March 2009.

(v) The Nominated Directors will be receiving the following remuneration for their roles as Directors, plus compulsory superannuation contributions in accordance with the Superannuation Guarantee legislation:

Name	Base salary/fees p.a. (USD$)	Value of Options*	Total Financial Benefit $AUD^
Mr Joshua Goldman	USD$160,000	AUD$326,200+	AUD$574,833
Mr Michael Cohen	USD$20,000	AUD$35,300	AUD$61,966

* Using a volatility figure of 56.6%

^ Using a USD$: AUD$ exchange rate of $0.75

\+ 500,000 tranche A Director Options to be granted to Mr Goldman under Resolution 2 are exercisable immediately, the 1,000,000 tranche B Director Options are exercisable on the first anniversary of the grant date, the 1000,000 tranche C Director Options are exercisable on the second anniversary of the grant date and the 1,000,000 tranche D Director Options are exercisable on the third anniversary of the grant date. The above financial benefit assumes that all the value is provided to Mr Joshua Goldman as if all the options vested immediately.

(vi) The following table gives details of the highest, lowest and latest price of the Company's Shares trading on the Australian Stock Exchange Limited over the past 12 months ending on 27 July 2006:

Security	Highest Price	Date of highest price	Lowest Price	Date of lowest price	Latest Price on 27 July 2006
Shares	59 cents	1 August 2005	35 cents	13/6/06, 14/6/06, 15/6/06, 16/6/06, 23/6/06, 10/7/06, 11/7/06, 12/7/06 and 13/7/06	38 cents

(vii) Under the Australian Equivalent of IFRS, the Company is required to expense the value of the Director Options in its statement of financial performance for the current financial year. Other than as disclosed in this Explanatory Memorandum, the Directors do not consider that from an economic and commercial point of view, there are any costs or detriments including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in granting the Director Options pursuant to the Resolutions.

(viii) Neither the Directors nor the Company are aware of any other information that would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by the proposed Resolutions.

Listing Rule 10.14

The Director Options are to be issued pursuant to the Plan. The terms of the Plan were announced to the ASX on 30 July 2004.

Listing Rule 10.14 broadly requires shareholders' approval by ordinary resolution to any issue by a listed company of securities to a related party under an employee incentive scheme. Accordingly, Listing Rule 10.14 requires shareholders to approve the issue of Director Options under the Plan to the Nominated Directors.

Additional Information

For the purposes of Listing Rule 10.15, the following information is provided to shareholders:

(a) the Director Options will be granted to the Nominated Directors, or their nominees;

(b) the maximum number of Director Options to be issued pursuant to Resolution 2 is 3,500,000 and the maximum number of Director Options to be issued pursuant to Resolution 3 is 500,000;

(c) the Director Options will be issued in accordance with the terms and conditions of the Director Options set out in Annexures A to E;

(d) the Director Options will be granted for no consideration;

(e) no funds will be raised by the grant of the Director Options;

(f) all Directors, or their permitted nominees, are entitled to participate in the Plan but for the purposes of Resolution 1 and 2 at this time the Company is only seeking to grant Director Options to the Nominated Directors;

(g) no Directors, or their permitted nominees, have received any Director Options under the Plan; and

(h) the Director Options will be granted on a date, being no later than 12 months after the date shareholder approval is obtained for Resolutions 1 and 2.

RESOLUTION 3 – RATIFICATION OF PRIOR ISSUE OF SHARES

Listing Rule 7.4

The Company issued 3,500,000 Shares on 7 March 2006 at an issue price of $0.40 per Share under its 15% placement capacity and now seeks pursuant to this Resolution 3, Shareholder approval to ratify the issue of the 3,500,000 Shares.

Listing Rule 7.4 permits the ratification of previous issues of securities made without prior shareholder approval, provided the issue did not breach the 15% threshold set by Listing Rule 7.1. The effect of such ratification is to restore a company's maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring shareholder approval. The purpose of Resolution 3 is to maximise the number of Shares that can be issued without requiring further Shareholder approval under Listing Rule 7.1.

The following information is provided to shareholders for the purpose of Listing Rule 7.5:

(i) the total number of Shares allotted and issued was 3,500,000;

(j) the price at which the Shares were issued was $0.40 each;

(k) the Shares issued were fully paid ordinary shares which rank equally with all other fully paid ordinary shares on issue;

(l) the Shares were allotted and issued to mainly professional investors of StateOne Equities Limited, each of them unrelated parties to the Company; and

(m) the funds were raised for the provision of market development, investment into plant and equipment and working capital.

GLOSSARY

"**ASX**" means Australian Stock Exchange Limited;

"**Australis**" or "**Company**" means Australis Aquaculture Ltd ACN 098 236 938;

"**Corporations Act**" means Corporations Act 2001 (Cth);

"**Director**" means a director of the Company;

"**Director Options**" means Options to be granted to the Nominated Directors, on the terms and conditions set out in Annexure A and Annexure B of this Explanatory Memorandum;

"**General Meeting**" means the general meeting of shareholder convened by the Notice;

"**Listing Rules**" means the Listing Rules of the ASX;

"**Nominated Directors**" means Mr Joshua Goldman and Mr Michael Cohen;

"**Notice**" means the Notice of General Meeting accompanying this Explanatory Memorandum;

"**Option**" means an option to acquire a Share;

"**Resolution**" means a resolution contained in the Notice;

"**Shareholder**" means a shareholder of the Company;

"**Shares**" means fully paid ordinary share in the Company; and

"**WST**" means Australian Western Standard Time.

ANNEXURE A

TERMS AND CONDITIONS OF DIRECTOR OPTIONS (TRANCHE A) – MR JOSHUA GOLDMAN

The terms and conditions of the Director Options (Tranche A) are:

1. The Options shall expire four years from the date of grant ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on the Commencement Date and on or before 5.00 pm WST on the Expiry Date, provided that the closing sale price of the issued Shares exceeds the price of 45 cents for not less than 5 consecutive trading days prior to the date of exercise.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 40 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = \frac{O - E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

In the case of a bonus issue the number of Shares over which the Option is exercisable may be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue. The Company shall notify the ASX of the adjustments in accordance with the Listing Rules.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options.. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue, of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If the Option holder's appointment with the Company ceases or is terminated for any reason the Options may be exercised by the holder (or the holder's legal personal representative(s)) within 14 days of the cessation or termination of the holder's employment with the Company provided that:

(a) the Options have not lapsed under condition 1; and

(b) the Options are entitled to be exercised pursuant to condition 2.

If the Option is not exercised within the 14 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending not later than the Expiry Date) as the Board decides.

16. Notwithstanding any other terms and conditions, all Options may be exercised:

(a) during a Bid Period;

(b) at any time after a Change in Control Event has occurred; or

(c) on an application under section 411 of the Corporations Act if a court orders a meeting to be held concerning a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

17. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules.

18. In these terms and conditions:

"**ASX**" means Australian Stock Exchange Limited;

"**Bid Period**" in relation to a takeover bid in respect of Shares in the Company, means the period referred to in the definition of that expression in section 9 of the Corporations Act provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the Bid Period shall be deemed to have commenced at the time of that announcement;

"**Board**" means the board of directors of the Company;

"**Business Day**" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"**Change of Control Event**" means a shareholder, or a group of associated shareholder, becoming entitled to sufficient Shares in the Company to give it or them the ability and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board;

"**CHESS**" means the Clearing House Electronic Sub-Register System;

"**Commencement Date**" means the date of grant of the Options;

"**Company**" means Australis Aquaculture Limited;

"**Listing Rules**" means the Official Listing Rules of ASX as they apply to the Company;

"**Option**" means an option to acquire one Share;

"**Option holder**" means Joshua Goldman; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

ANNEXURE B

TERMS AND CONDITIONS OF DIRECTOR OPTIONS (TRANCHE B) – MR JOSHUA GOLDMAN

The terms and conditions of the Director Options (Tranche B) are:

1. The Options shall expire four years from the date of grant ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on the Commencement Date and on or before 5.00 pm WST on the Expiry Date, provided that the closing sale price of the issued Shares exceeds the price of 45 cents for not less than 5 consecutive trading days prior to the date of exercise.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 40 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

In the case of a bonus issue the number of Shares over which the Option is exercisable may be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue. The Company shall notify the ASX of the adjustments in accordance with the Listing Rules.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue, of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If the Option holder's appointment with the Company ceases or is terminated for any reason the Options may be exercised by the holder (or the holder's legal personal representative(s)) within 14 days of the cessation or termination of the holder's employment with the Company provided that:

    (a) the Options have not lapsed under condition 1; and

    (b) the Options are entitled to be exercised pursuant to condition 2.

    If the Option is not exercised within the 14 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending not later than the Expiry Date) as the Board decides.

16. Notwithstanding any other terms and conditions, all Options may be exercised:

(a) during a Bid Period;

(b) at any time after a Change in Control Event has occurred; or

(c) on an application under section 411 of the Corporations Act if a court orders a meeting to be held concerning a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

17. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules.

18. In these terms and conditions:

"**ASX**" means Australian Stock Exchange Limited;

"**Bid Period**" in relation to a takeover bid in respect of Shares in the Company, means the period referred to in the definition of that expression in section 9 of the Corporations Act provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the Bid Period shall be deemed to have commenced at the time of that announcement;

"**Board**" means the board of directors of the Company;

"**Business Day**" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"**Change of Control Event**" means a shareholder, or a group of associated shareholder, becoming entitled to sufficient Shares in the Company to give it or them the ability and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board;

"**CHESS**" means the Clearing House Electronic Sub-Register System;

"**Commencement Date**" means 1 July 2007;

"**Company**" means Australis Aquaculture Limited;

"**Listing Rules**" means the Official Listing Rules of ASX as they apply to the Company;

"**Option**" means an option to acquire one Share;

"**Option holder**" means Joshua Goldman; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

ANNEXURE C

TERMS AND CONDITIONS OF DIRECTOR OPTIONS (TRANCHE C) – MR JOSHUA GOLDMAN

The terms and conditions of the Director Options (Tranche C) are:

1. The Options shall expire four years from the date of grant ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on the Commencement Date and on or before 5.00 pm WST on the Expiry Date, provided that the closing sale price of the issued Shares exceeds the price of 45 cents for not less than 5 consecutive trading days prior to the date of exercise.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 40 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = \frac{O - E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

In the case of a bonus issue the number of Shares over which the Option is exercisable may be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue. The Company shall notify the ASX of the adjustments in accordance with the Listing Rules.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue, of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If the Option holder's appointment with the Company ceases or is terminated for any reason the Options may be exercised by the holder (or the holder's legal personal representative(s)) within 14 days of the cessation or termination of the holder's employment with the Company provided that:

(a) the Options have not lapsed under condition 1; and

(b) the Options are entitled to be exercised pursuant to condition 2.

If the Option is not exercised within the 14 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending not later than the Expiry Date) as the Board decides.

16. Notwithstanding any other terms and conditions, all Options may be exercised:

(a) during a Bid Period;

(b) at any time after a Change in Control Event has occurred; or

(c) on an application under section 411 of the Corporations Act if a court orders a meeting to be held concerning a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

17. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules.

18. In these terms and conditions:

"**ASX**" means Australian Stock Exchange Limited;

"**Bid Period**" in relation to a takeover bid in respect of Shares in the Company, means the period referred to in the definition of that expression in section 9 of the Corporations Act provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the Bid Period shall be deemed to have commenced at the time of that announcement;

"**Board**" means the board of directors of the Company;

"**Business Day**" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"**Change of Control Event**" means a shareholder, or a group of associated shareholder, becoming entitled to sufficient Shares in the Company to give it or them the ability and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board;

"**CHESS**" means the Clearing House Electronic Sub-Register System;

"**Commencement Date**" means 1 July 2008;

"**Company**" means Australis Aquaculture Limited;

"**Listing Rules**" means the Official Listing Rules of ASX as they apply to the Company;

"**Option**" means an option to acquire one Share;

"**Option holder**" means Joshua Goldman; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

ANNEXURE D

TERMS AND CONDITIONS OF DIRECTOR OPTIONS (TRANCHE D) – MR JOSHUA GOLDMAN

1. The Options shall expire four years from the date of grant ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on the Commencement Date and on or before 5.00 pm WST on the Expiry Date, provided that the closing sale price of the issued Shares exceeds the price of 45 cents for not less than 5 consecutive trading days prior to the date of exercise.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 40 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = \frac{O - E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the

underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

In the case of a bonus issue the number of Shares over which the Option is exercisable may be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue. The Company shall notify the ASX of the adjustments in accordance with the Listing Rules.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue. of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If the Option holder's appointment with the Company ceases or is terminated for any reason the Options may be exercised by the holder (or the holder's legal personal representative(s)) within 14 days of the cessation or termination of the holder's employment with the Company provided that:

(a) the Options have not lapsed under condition 1; and

(b) the Options are entitled to be exercised pursuant to condition 2.

If the Option is not exercised within the 14 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending not later than the Expiry Date) as the Board decides.

16. Notwithstanding any other terms and conditions, all Options may be exercised:

(a) during a Bid Period;

(b) at any time after a Change in Control Event has occurred; or

(c) on an application under section 411 of the Corporations Act if a court orders a meeting to be held concerning a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

17. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules.

18. In these terms and conditions:

"**ASX**" means Australian Stock Exchange Limited;

"**Bid Period**" in relation to a takeover bid in respect of Shares in the Company, means the period referred to in the definition of that expression in section 9 of the Corporations Act provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the Bid Period shall be deemed to have commenced at the time of that announcement;

"**Board**" means the board of directors of the Company;

"**Business Day**" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"**Change of Control Event**" means a shareholder, or a group of associated shareholder, becoming entitled to sufficient Shares in the Company to give it or them the ability and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board;

"**CHESS**" means the Clearing House Electronic Sub-Register System;

"**Commencement Date**" means 1 January 2009;

"**Company**" means Australis Aquaculture Limited;

"**Listing Rules**" means the Official Listing Rules of ASX as they apply to the Company;

"**Option**" means an option to acquire one Share;

"**Option holder**" means Joshua Goldman; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

ANNEXURE E

TERMS AND CONDITIONS OF DIRECTOR OPTIONS – Mr MICHAEL COHEN

The terms and conditions of the Director Options are:

1. The Options shall expire four years from the date of grant ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on the Commencement Date and on or before 5.00 pm WST on the Expiry Date.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 40 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = \frac{O - E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex

rights date or ex-entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

In the case of a bonus issue the number of Shares over which the Option is exercisable may be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue. The Company shall notify the ASX of the adjustments in accordance with the Listing Rules.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue, of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If the Option holder's appointment with the Company ceases or is terminated for any reason the Options may be exercised by the holder (or the holder's legal personal representative(s)) within 14 days of the cessation or termination of the holder's employment with the Company provided that:

(a) the Options have not lapsed under condition 1; and

(b) the Options are entitled to be exercised pursuant to condition 2.

If the Option is not exercised within the 14 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending not later than the Expiry Date) as the Board decides.

16. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the

record date for determining entitlements to the issue in accordance with the Listing Rules.

17. In these terms and conditions:

"**ASX**" means Australian Stock Exchange Limited;

"**Board**" means the board of directors of the Company;

"**Business Day**" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"**CHESS**" means the Clearing House Electronic Sub-Register System;

"**Commencement Date**" means the date of grant of the Options;

"**Company**" means Australis Aquaculture Limited;

"**Listing Rules**" means the Official Listing Rules of ASX as they apply to the Company;

"**Option**" means an option to acquire one Share;

"**Option holder**" means Joshua Goldman; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

AUSTRALIS

Australis Aquaculture Limited

ABN 65 098 236 938

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box D182 Perth
WA 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 8 9323 2000
Facsimile 61 8 9323 2033
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

000001
000
AAQ
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Australis Aquaculture Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Australis Aquaculture Limited to be held at Seminar Room, Podium Level, Central Park, 152-158 St George's Terrace, Perth, Western Australia on 8 September 2006 at 10.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Grant of Director Options to Mr Joshua Goldman			
Item 2	Grant of Director Options to Mr Michael Cohen			
Item 3	Ratification of Prior Issue of Shares			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR**

State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

AAQ 1PR

AAQ_WIP_114634 000001/000001

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on 8 September 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Registered Office - Level 9, The Quadrant, 1 William Street, PERTH WA 6000 Share Registry - Computershare Investor Services Pty Limited, Level 2, Reserve Bank Building, 45 St Georges Terrace, Perth WA 6000 Australia
BY MAIL	Registered Office - GPO Box 2542, PERTH WA 6000 Share Registry - Computershare Investor Services Pty Limited, GPO Box D182, Perth, WA 6840 Australia
BY FAX	61 8 9323 2033

AUSTRALIS

ASX RELEASE

ASX code: AAQ
August 30th 2006

Investor presentation

Australis Aquaculture Limited ("Australis", ASX:AAQ) Please find attached a market update that will be presented to investors and analysts over the next 4 days by Managing Director Mr Josh Goldman.

- ENDS -

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Gabriel Chiappini, Company Secretary
Ph: +61 8 9486 1644


AUSTRALIS
barramundi
taste australia's premier fish

Presentation Overview

The Opportunity:

- Seafood consumption is growing
- Wild fisheries are already at maximum output
- Traditional aquaculture is falling short

Why Australis?:

- Consistent, high-quality output
- Scalable, flexible, branded & profitable

Seizing the Opportuniy:

- Sales of AUD$45m from second plant within 5 years
- Maintain cost advantage via rapid volume growth
- $150 million in 10 years / very attractive EBIT& ROE

The Global Seafood Supply Challenge

Seafood Supply Gap



25 Million Tonne/AUD$40 Billion Supply Gap
Millions of metric tonnes
160
140
120
100
80
60
40
20
0
Aquaculture
35%
65%
51%
Capture Fisheries
1950
1956
1962
1968
1974
1980
1986
1992
1995
1998
2001
2004
2007
2010
2013

Source: FAO 2004

Forecasted Change In

US Protein Consumption Pattern

2000 vs 2020



Percent Change
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
Beef
Pork
Poultry
Seafood

Source: USDA ERS

Projected U.S. Seafood Demand


AUD$25B of New Demand By 2020
Greater Supply
3.6 million Tonnes
Population Aging
0.5 million tonnes
Population Growth
1 million tonnes
2004 Base Demand
6 million Tonnes
2004
2020

Source: H.M Johnson & Assoc.

Market Trends

Health

Sustainability

Freshness

Authenticity

Sophisticated Pallets

Can Aquaculture Meet the Challenge?

Traditional Aquacultures' Challenges



Traditional net pen



Traditional Pond

- Inferior taste and texture
- Contamination (PCBs, flame retardants)
- Antibiotics, hormones & colorants
- Shipped to distant markets

- Poor feed conversion
- Long production cycle / high inventory cost
- Variable mortality
- Low output per unit of Land & water

- Predation, escapes & net failure
- Typhoons, floods, inversions, super chills
- Pollution, toxic algae blooms
- Disease (viral, bacterial, parasites)

- Limited global supplies of fish meal & oil
- Raises sustainability concerns
- Limited availability of suitable sites (higher cost, user conflicts, less protected)

The Solution:

The Australis Model

Aquaculture's Future

	TRADITIONAL AQUACULTURE	[illegible]
QUALITY FRESHNESS SAFETY	▪ Inferior taste and texture ▪ Contamination ▪ Antibiotics, hormones & colorants ▪ Shipped to distant markets	▪ "As good as wild" ▪ Free of contaminants ▪ No drugs or additives ▪ Super-fresh / close to market
PRODUCTIVITY	▪ Poor feed conversion ▪ Long production cycle ▪ Variable mortality ▪ Low output / Land & water	▪ Very low feed conversion ratio ▪ Short cycle / less inventory ▪ Low mortality ▪ Highly productive
PRODUCTION RISKS	▪ Predation, escapes & net failure ▪ Typhoons, floods, inversions, ▪ Pollution, toxic algae blooms ▪ Disease (viral, bacterial, parasites)	Fully Contained system: ▪ No escape ▪ Minimal climate / weather risk ▪ Minimal disease ▪ Predictable results
EXPANSION CONSTRAINTS	▪ Limited supplies of fish meal & oil ▪ Raises sustainability concerns ▪ Limited availability of suitable sites	▪ 2X productivity per unit meal & oil ▪ Addresses sustainability concerns ▪ Flexible sitting (low land/water use)


The Sweet Spot
Technology—World's Best Controlled-Environment Aquaculture System
Product—Barramundi, short production cycle, hardy and delicious.
AUSTRALIS
barramundi
Marketing—First to respond to emerging market trends (sustainable, healthy & gourmet)

Australis Farming System


AUSTRALIS
One Australis Way









Australis Farming System



Key Economic Drivers:

Australis vs. Industry Standards for Barramundi

	Australis	Ind.Standard	Delta
Time-to-Market (0.2 – 750 grams)	9 months	12 months	-33%
Grow-out Mortality	< 2%	10+%	-33-50%
Feed Conversion Ratio	0.85:1	1.3:1	-35%

Phase I
Our First 2 Years

Time Line

Calendar Year



2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant

Time Line

Calendar Year


2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Restaurants
Launch Brand

Brand Launch

March 2005 – Boston Seafood Show


AUSTRALIS
barramundi
Australia's Premier Fish
AUSTRALIS
AUSTRALIS

Initial Brand Strategy

- Premium positioning targeted white tablecloth chefs and diners
- A unique message: *"A Better Fish"*
  - Better tasting
  - Better for you
  - Better for our environment
  - Authentically Australian
- Gain feedback and roll out to retail channels

Time Line

Calendar Year



1,187,000
905,000
684,000
580,000
346,000
54,000
2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Restaurants
Launch Brand

National Trade Campaign


Discover the fish top chefs are raving about
"Barramundi is a sweet, mild, crowd-pleasing fish that lends itself to a lot of preparations."
Anita Lo
Executive Chef, Annisa, NYC
barramundi
Born in Australia
Sustainably raised in New England
Available year-round
Australis Aquaculture
AUSTRALIS

Time Line

Calendar Year



1,187,000
905,000
684,000
580,000
346,000
54,000
2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Live
Stock @ 500 tpa
Launch Restaurants
Launch Brand
Launch Retail
Significant Press

Significant Press Attention



Restaurant News
Industry mulls cost, efficiency of Social Security reform
The New York Times
plate
IRON CHEF AMERICA
GROCERY HEADQUARTERS
Selling Wellness
The Examiner
District may make Lunar New Year an official holiday
afishionado
Eco-Friendly Means Business
BREAKTHROUGH
The Boston Globe
Seafood Business
Chef
QANTAS

Won Major Customers


WHAT IN THE WORLD IS A
BARRAMUNDI?
Visit www.bigy.com
Barramundi
BARRAMUNDI?
IT'S AUSTRALIA'S
PREMIER SEA BASS
NO COLORANTS
DELICATE & DELICIOUS!
SUCCULENT & SWEET.
TASTING IS BELIEVING.

WHOLE FOODS MARKET

Big Y® WORLD CLASS MARKET

LEGAL SEA FOODS
If it isn't fresh, it isn't Legal!

ShopRite

SKIPJACK

Naked Fish

Time Line

Calendar Year



1,187,000
905,000
684,000
580,000
346,000
54,000
2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Live
Stock @ 500 tpa
Launch Restaurants
Launch Brand
Omega3 Level Established
Launch Retail
Significant Press


Growing a Better Barra
mg's of Omega-3's per 5-once serving
900
Wild Coho Salmon
833
Australis Barramundi
600
Swordfish
295
Tilapia
270
Shrimp
240
Cod
180
Barra

Time Line

Calendar Year



1,187,000
905,000
684,000
580,000
346,000
54,000
2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Live
Stock @ 500 tpa
Launch Restaurants
Launch Brand
Start Expansion to 1,000 tpa
Omega3 Level Established
Launch Retail
Significant Press



Time Line

Calendar Year



1,187,000
905,000
684,000
580,000
346,000
54,000
2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Live
Stock @ 500 tpa
Launch Restaurants
Launch Brand
Hatchery
Start Expansion to 1,000 tpa
Omega3 Level Established
Launch Retail
Significant Press

New US Hatchery

<u>Current Pilot</u>: (1+ million/yr)

- Additional fingerling source
- Counter-seasonal production
- Save up to A$500K/year

<u>Scale Up</u>: (7 million/yr)

- Forward-stock new plant
- Proprietary, faster growing breeding stock





Time Line

Calendar Year



54,000
346,000
684,000
580,000
905,000
1,187,000
2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Live
Stock @ 500 tpa
Launch Restaurants
Launch Brand
Option 2nd Site–4,000 tpa
Hatchery
Start Expansion to 1,000 tpa
Omega3 Level Established
Launch Retail
Significant Press



Time Line

Calendar Year



1,187,000
905,000
684,000
580,000
346,000
54,000
2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Live
Stock @ 500 tpa
Launch Restaurants
Launch Brand
Stock @ 1,000 tpa
Finish Plant Upgrade
Option 2nd Site–4,000 tpa
Hatchery
Start Expansion to 1,000 tpa
Omega3 Level Established
Launch Retail
Significant Press

Inventory Growth

Kgs Fish by Quarter



Kgs
250,000
200,000
150,000
100,000
50,000
-
Actual
Forecasted
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07


Time Line
Calendar Year
54,000
346,000
684,000
580,000
905,000
1,187,000
2004
2005
2006
Stock @ 300 tpa
Begin Plant Upgrade
IPO / Acquire Plant
Launch Restaurants
Launch Brand
Launch Live
Stock @ 500 tpa
Launch Chains
Stock @ 1,000 tpa
Finish Plant Upgrade
Option 2nd Site—4,000 tpa
Hatchery
Start Expansion to 1,000 tpa
Omega3 Level Established
Launch Retail
Significant Press


Established Target Channel Mix
Diversity and Balance
Retail
25%
Restaurants
35%
Live
25%
Chain
15%

Time Line

Calendar Year



1,187,000
905,000
684,000
580,000
346,000
54,000
2004
2005
2006
Net Income +
Launch Chains
Launch Live
Stock @ 300 tpa
Stock @ 500 tpa
Stock @ 1,000 tpa
Begin Plant Upgrade
Finish Plant Upgrade
Option 2nd Site–4,000 tpa
IPO / Acquire Plant
Hatchery
Launch Restaurants
Launch Brand
Start Expansion to 1,000 tpa
Omega3 Level Established
Launch Retail
Significant Press

Phase I Summary

- Proven business model, from egg to plate
- Established sales to all major channels
- Developed comprehensive management systems
- 1,000 tonne-per-year sales by June '07
- AUD$10m turn over with 30% EBIT
- Conservative financial structure

Ready for Phase II

The Plan:
Rapid Expansion to Sustain Market Leadership

Rapid Expansion to Sustain Market Leadership

Complete vertical integration

- Upgrade & expand hatchery to meet future needs
- Install automated fish processing to reduce costs

Prepare and finance second site

Commission successive plants

- Industry's lowest investment cost per tonne
- Modular design allows for staged expansion
- Maintain market dominance through branding strategy

Complete Vertical Integration

Automated Fillet Production



Automated Fillet Equipment
(to be installed)

- 75% reduction in fillet production cost
- Increased access to large retail sector
- Accelerates placement of large volumes
- Creates branded channel to consumer
- Sets stage for additional value added

Low-Cost Modular Expansion Template



Overview of New Facility

7 Hectare site just 1 km from existing plant:

- Benefits from existing human resources
- Uses existing management & logistical infrastructure

Flexible, Low-cost template, expandable in 1,000 tpa increments

The Power of Scale:

Price = Volume = EBIT



Revenue & EBIT (millions)
45
40
35
30
25
20
15
10
5
0
13%
30%
32%
500
1000
5000
TPA
Retail Fillet Price (A$/kg)
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00

Limited Market Risk

Current US Fillet Market - Barramundi @ 5,000 tpa



TPA
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
Aquacultured
Fisheries flat or declining
Barramundi
Trout
Sword Fish
Flounder
Tuna
Cod
Catfish
Tilapia
Salmon

Current Offering

AUD$2million at $0.45/share

Use of Funds:

- Complete Vertical integration:
  - Scale up hatchery based on pilot operations ($600k)
  - Automate processing line ($400k)
- Preliminary work on second site ($250k)
- Frozen Product Inventory ($250k)
- Reserves ($500k)

Summary

- Proven concept on commercial scale
- Patented technology
- Strong market position
- Attractive economics
- Outstanding prospect for sustained growth
- Strong value opportunity for investors


AUSTRALIS
barramundi

Mid-market pricing will accelerate growth



Average $/lb
$14
$12
$10
$8
$6
$4
$2
$-
$5.99
$5.99
$6.99
$6.99
$6.99
$6.99
$6.99
$7.99
$7.99
$8.99
$8.99
$8.99
$8.99
$9.99
$9.99
$9.99
$10.99
$11.99
$12.99
$12.99
Pollock
Tilapia
Flounder
Haddock
Cod
Blue Fish
Skate
Salmon
Trout
Catfish
Steelhead Trout
Bronzini (whole)
Red Snapper (Whole)
Barramundi (proposed)
Halibut Steak
Monk Fish
Gray Sole
Sword Fish
Tuna
Barramundi (current)

AUSTRALIS

RECEIVED
2007 FEB 27 A 11: 42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX RELEASE

ASX code: AAQ
September 4th 2006

Appendix 3Y

Australis Aquaculture Limited ("Australis", ASX:AAQ) Please find attached Appendix 3Y in relation to securities acquired by the company's US based Non-Executive Director, Mr Michael Cohen.

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Gabriel Chiappini, Company Secretary
Ph: +61 8 9486 1644

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Australis Aquaculture Ltd**
ABN	**65 098 236 938**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael Cohen
Date of last notice	**First time issue for Appendix 3Y**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	30 August 2006
No. of securities held prior to change	**NIL**
Class	Fully paid ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,116
No. of securities held after change	20,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AUSTRALIS

ASX RELEASE

ASX code: AAQ
September 5th 2006

Shareholder Notice of Meeting

Australis Aquaculture Limited ("Australis", ASX:AAQ) would like to announce that at the upcoming general meeting of shareholders scheduled for Friday, 8 September 2006, Australis intends to withdraw Resolutions 1 and 2.

These resolutions relate to the issue of options to US based Managing Director Mr Josh Goldman and US based Non-Executive Director Mr Michael Cohen.

The general meeting will proceed as scheduled where Resolution 3 will be the sole item presented to shareholders.

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Gabriel Chiappini, Company Secretary
Ph: +61 8 9486 1644

AUSTRALIS

RECEIVED

2007 FEB 27 A 11:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX RELEASE

ASX code: AAQ

September 8th 2006

Results of General Meeting

Australis Aquaculture Limited ("Australis", ASX:AAQ) In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and proxies received, these are set out in the proxy summary below.

Resolutions 1 & 2 – Grant of options to Mr Josh Goldman and Mr Michael Cohen, as announced to the market on 5 September 2006, the company withdrew these resolutions from today's business.

Resolution 3 – Ratification of prior share issue

For	Against	Proxy discretion	Abstain
6,167,245	540,217	233,857	8,679,400

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Gabriel Chiappini, Company Secretary
Ph: +61 8 9486 1644

AUSTRALIS

ASX RELEASE

ASX code: AAQ

September 8th 2006

Appendix 3Y

Australis Aquaculture Limited ("Australis", ASX:AAQ) Please find attached Appendix 3Y in relation to securities acquired by the company's US based Non-Executive Director, Mr Michael Cohen.

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Gabriel Chiappini, Company Secretary
Ph: +61 8 9486 1644

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Australis Aquaculture Ltd**
ABN	**65 098 236 938**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael Cohen
Date of last notice	**4 September 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	23 & 24 August 2006
No. of securities held prior to change	20,000* * 4 September 2006 announcement incorrectly noted shares owned as NIL should have read 20,000
Class	Fully paid ordinary shares
Number acquired	33,536
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,762

+ See chapter 19 for defined terms.

No. of securities held after change	53,536
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AUSTRALIS

ASX RELEASE

ASX code: AAQ
September 11th 2006

Commentary on Preliminary Final Report for the period ended 30th June 2006 - Appendix 4E attached

Australis Aquaculture Limited ("Australis", ASX:AAQ) is pleased to report strong progress in it meeting operational and financial objectives for the 2006 fiscal year, the company's first full year of commercial operations. Total revenue increased 238% to $5.6 million while net loss decreased 82% from a loss of ($1,776,198) for FY 2005 to a loss of just ($322,892) for FY 2006. Third-Party sales grew by 672% from $412,511 in FY 2005 to $3,186,361 for FY 2006.

Summary of Key Financial Results
(AUD$'000's)

	FY 2006	FY 2005	Change
Revenues	$5,597	$1,654	238%
Third Party Sales	$3,186	$412	672%
Net Income/(Loss)	($323)	($1,776)	(82%)

Key Milestones:

1. **Sales growth** - Penetration of new markets drove increased sales and allowed the Company to broaden its customer base. Management successfully managed the Company's entry into the consumer retail sector through the roll-out of innovative promotional programs in partnership with several supermarket chains. This initiative demonstrated that Australis barramundi can, with appropriate promotional support, establish a strong position in what is the largest segment of the US seafood market. Australis has earned the right to position its barramundi as a premier product satisfying the needs of consumers and major seafood buyers.

2. **Stable production growth** – In less than 2 years Australis has been able to establish large scale production. This successful scale up has resulted from the integration of the Company's patented controlled environment production technology with the Australian barramundi sector's best practices. With increased sales now driving constant harvest rates and larger and more efficient fish transfer and grading systems now in place, the stage has been set for steady gains in output and productivity.

Australis Aquaculture Limited
One Australia Way, Turners Falls, MA 01376 USA
E: josh@australis.us W: www.australis.us ASX code: **AAQ**

3. **US Hatchery Established** – Australis recently established the only commercial barramundi hatchery operating in North America. Over time, the Company's US hatchery will reduce operating costs while helping to assure a reliable fingerling supply. The new hatchery will be expanded from its current pilot phase to an estimated 7 million fingerlings per year in order to support the company's medium term production target of 5,000 tpa. Integrated fingerling production is a step towards realizing economies of scale. Australian hatcheries will continue to be used for ongoing supply and genetic diversity of stock.

4. **Expansion to 1,000 Tonnes on Track** – In light of building consumer demand for Australis barramundi, the company is now well underway with the construction of an additional 300tpa to allow Australis to produce up to 1,000tpa. Australis expects construction to be completed in November 2006 when the first batch of fish will be stocked into the new facility. Stocking mature fingerlings will accelerate production and allow sales from the expanded facility to begin in February 2007. When at full production, the additional capacity is expected to reduce unit costs by approximately 18% and grow revenue by more than 40%.

5. **New site secured** – Australis secured an option to purchase 7 hectares of land less than 1km from the company's existing plant. The new site will host a sophisticated grow-out facility using Australis' proprietary technology. The facility will feature a low cost modular nursery and grow out units and support staged expansion of up to an additional 4,000tpa, bringing total company capacity at Turners Falls to approximately 5,000tpa. With the growing popularity of the company's product and the benefits of possibly the industry's lowest capital and operating costs, Australis is poised to capture a large share of the expanding US market for healthy and substantial seafood.

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:

USA – for media & investor enquiries	**Australia**
Josh Goldman, Managing Director	Gabriel Chiappini, Company Secretary
Office: +1 413-863-2040 ext 112	Office: +61 8 9486 1644
Home Office: +1 413-367-9234	Registered office: Level 9, The Quadrant
Email: josh@australis.us	1 William St, Perth WA 6000

AUSTRALIS

Appendix 4E

Full Year Report

30 June 2006

Australis Aquaculture Limited

ABN 65 098 236 938

Results for announcement to the market

			June 2006	June 2005
Financial Results			**$**	**$**
Revenue from ordinary activities	Up	238%	$5,596,735	$1,654,512
Sales to customers	Up	672%	$3,186,361	$412,511
Profit/(loss) from ordinary activities after tax attributable to members	Down	82%	($322,892)	($1,776,198)
Net profit/(loss) for the period attributable to members	Down	82%	($322,892)	($1,776,198)

Dividends	Amount per Ordinary Security	Franked amount per security
2006 interim dividend	Nil	Nil
2005 interim dividend	Nil	Nil

Record date for determining entitlements to interim dividends	N/A

Net Tangible Asset Backing	**June 2006**	**June 2005**
Net tangible asset backing per ordinary security	$0.15	$0.15

AUSTRALIS

AUSTRALIS AQUACULTURE LIMITED
PRELIMINARY FINAL REPORT
CONDENSED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	Note	CONSOLIDATED 2006 $	2005 $
Continuing Operations			
Revenues from ordinary activities	2	3,186,361	412,511
Net increase in fair values of fish stocks		1,934,236	1,250,754
Other income	2	476,138	(8,753)
Employee benefits expense		(1,801,571)	(1,033,880)
Depreciation and amortisation expense		(258,239)	(146,777)
Borrowing costs expense		(66,043)	(43,032)
Consultants fee		(21,099)	(77,699)
Marketing expenses		(398,299)	(349,385)
Corporate expenses		(356,526)	(308,145)
Occupancy expenses		(113,767)	(82,025)
Inventories, materials and consumables		(2,497,381)	(1,127,272)
Office and other expenses		(406,702)	(262,495)
Net profit/(loss) From Continuing Operations Before Income Tax		(322,892)	(1,776,198)
Income tax attributable to operating loss		-	-
Net profit/(loss) attributable to members of Australis Aquaculture Limited		(322,892)	(1,776,198)
Basic earnings/(loss) per share (cents per share)		(0.58)	(2.77)
Diluted earnings/(loss) per share (cents per share)		(0.58)	(2.77)

The accompanying notes form part of this Condensed Income Statement.

AUSTRALIS

AUSTRALIS AQUACULTURE LIMITED
PRELIMINARY FINAL REPORT
CONDENSED BALANCE SHEET
FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED	
	At 30 June 2006 $	At 30 June 2005 $
Current Assets		
Cash and cash equivalents	1,424,563	3,989,770
Trade and other receivables	514,541	210,302
Fish stocks	3,269,225	1,234,908
Inventories	8,191	-
Other	14,440	840
Total Current Assets	5,230,960	5,435,820
Non Current Assets		
Property, plant and equipment	5,024,461	3,600,617
Total Assets	10,255,421	9,036,437
Current Liabilities		
Payables	535,095	387,389
Interest-bearing liabilities	83,109	77,017
Provisions	20,732	15,384
Total Current Liabilities	638,936	479,790
Non-Current Liabilities		
Interest-bearing liabilities	773,553	790,009
Total Liabilities	1,412,489	1,269,799
Net Assets	8,842,932	7,766,638
Equity		
Issued Capital	11,548,549	10,218,641
Option Premium Reserve	147,809	39,306
Accumulated losses	(2,846,536)	(2,449,028)
Foreign Currency translation reserve	(6,890)	(42,281)
Total Equity	8,842,932	7,766,638

The accompanying notes form part of this condensed Balance Sheet.

AUSTRALIS

AUSTRALIS AQUACULTURE LIMITED
PRELIMINARY FINAL REPORT
CONDENSED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED	
	2006	2005
	$	$
Cash flows from operating activities		
Receipts from customers	2,891,079	249,847
Payments to suppliers and employees	(5,586,000)	(2,872,221)
Interest paid	(51,252)	(43,032)
Interest received	86,623	65,554
Other		19,905
Net cash flows used in operating activities	(2,659,550)	(2,579,945)
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,188,737)	(795,500)
Payments for deposits	-	-
Net cash flows used in investing activities	(1,188,737)	(795,500)
Cash flows from financing activities		
Proceeds from issue of shares	1,322,899	8,060,000
Share issue expenses	-	(595,674)
Net (repayment)/proceeds from borrowings	-	(1,240,736)
Repayment of borrowings	(92,625)	(16,232)
Net cash flows from financing activities	1,230,274	5,554,768
Net (decrease)/increase in cash held	(2,618,013)	2,848,145
Cash at beginning of the year	3,989,770	1,141,625
Foreign exchange movement	52,806	-
Cash at end of the year	1,424,563	3,989,770

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Summary of Significant Accounting Policies

Basis of Consolidation

The financial report of the Consolidated Entity comprises the financial report of Australis Aquaculture Limited and its controlled entities ("the Group"). Control exists where Australis Aquaculture Limited has the capacity to dominate the decision making relative to the financial and operating policies of another entity so that the other entity operates with Australis Aquaculture Limited to achieve the objectives of Australis Aquaculture Limited.

All inter-company balances and transactions between entities in the Consolidated Entity, including any unrealised profits or losses, are eliminated on consolidation.

Where controlled entities have entered or left the Consolidated Entity during the year, their operating results have been included from the date control was obtained or until the date control ceased. The financial statements of controlled entities are prepared for the same reporting period as Australis Aquaculture Limited, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Income Tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Inventories

Inventories held relate to raw materials and finished goods and are measured at the lower of cost and net realisable value. Cost comprises direct materials and labour and an appropriate portion of fixed and variable overhead expenditure.

Overheads are assigned on the basis of normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Fish Stocks

Fish stocks are measured at their fair value less estimated point of sale costs. The fair value is determined as the net present value of cash flows expected to be generated by the sale of fish (discounted at a risk adjusted interest rate). Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Net increments or decrements in the fair value less estimated point of sale costs are recognised as revenues or expenses in the net profit or loss, determined as:

(i) the difference between the total fair value less estimated point of sale costs of fish stocks recognised at the beginning of the financial year and the total fair value less estimated point of sale costs of the fish stocks recognised as at the reporting date; less

(ii) costs incurred during the financial year to acquire fish stocks.

Costs incurred in maintaining or growing fish are recognised as expenses when incurred.

Fish harvested are initially measured at their fair value less estimated point of sale costs.

Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Land and buildings are measured at cost less accumulated depreciation.

Depreciation

The depreciable amount of plant & equipment including capitalised leased assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Rates used for depreciation are as follows:

Buildings:	15 years
Plant and equipment	5 to 15 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Interest
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

All revenue is stated net of any amounts of Goods and Services Tax.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and Other Receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Trade and Other Payables

Liabilities for trade creditors and other amounts are carried at amortised cost and represent liabilities for goods and services provided to the group prior to the end of the financial year that are unpaid and due when the group becomes obliged to make future payments in respect to the purchase of these goods and services.

Issued Capital

Issued capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefit expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have a maturity approximating the terms of the related liability are used.

Employee benefits expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and,
- other types of employee benefits

are expensed on a net basis in their respective categories.

Obligations for contributions to defined contribution superannuation funds, as stipulated by statutory requirements, are charged as expenses when incurred.

Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ("equity-settled transactions").

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using the Black-Scholes options valuation model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Australis Aquaculture Limited ("market conditions").

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

Share-based payment transactions continued...

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Foreign currencies

Both the functional and presentation currency of Australis Aquaculture Ltd is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the rate of exchange at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Resulting exchange differences are brought to account in determining the result for the period.

The functional currency of the USA subsidiaries Australis Aquaculture LLC and Australis Aquaculture Holdings LLC is US Dollar ($USD).

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Australis Aquaculture Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity.

Recoverable Amount of Assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount.

Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Loss per Share

Basic loss per share is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares on issue during the financial year adjusted for any bonus element.

Diluted loss per share is calculated as net loss attributable to members, adjusted for;

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares on issue during the financial year adjusted for any bonus element.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as a current asset or liability in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Interest-bearing liabilities

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.
Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term

Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

	CONSOLIDATED	
	30/6/2006 $	30/6/2005 $
NOTE 2. REVENUE		
Revenue		
Sales	3,186,361	41,668
Total Revenue from ordinary activities	3,186,361	41,668
Other Income		
Interest received	77,527	35,848
Other income	14,921	-
Foreign Exchange Gain	383,690	80,418
Total Other Income	476,138	116,266

	30/6/2006 No	30/6/2005 No
NOTE 3. EARNINGS PER SHARE		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	55,639,854	54,537,114

Potential ordinary shares on issue are not considered to be dilutive.

NOTE 4. EVENTS AFTER BALANCE SHEET DATE

The Directors are not aware of any matter or circumstance that has significantly or may significantly affect the operations of the consolidated entity or the results of those operations, or the state of affairs of the company in subsequent financial years.

NOTE 5. SEGMENT INFORMATION

The company operates in one industry, namely the aquaculture industry, in one geographical segment, namely the United States of America.

NOTE 6. CONTINGENT ASSETS & LIABILITIES

There are no contingent liabilities or contingent assets as at 30 June 2006 and in the interval between 30 June 2006 and the date of this report.

NOTE 7. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

(a) AASB 1 Transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" as follows:

Share-based payment transactions

AASB 2 "Share-Based Payments" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

AUSTRALIS

Annual meeting

The annual meeting will be held as follows:

Place	Level 1, Seminar Room Central Park 152 – 158 St George's Terrace Perth, WA 6000
Date	Provisionally set as 27 November 2006
Time	10am (WST)
Approximate date the +annual report will be available	17 October 2006

Compliance Statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has formally constituted audit committee.

Sign here:

Date: 11 September 2006

Print name: Gabriel Chiappini
Company Secretary

AUSTRALIS

ASX/MEDIA RELEASE

FDA Grants Export License Doubling Available Market

Barramundi Sales to Europe Set to Begin

18th September 2006 Australis Aquaculture Limited ("Australis", ASX:AAQ): Australis Aquaculture (ASX: AAQ) announced today that the US Food and Drug Administration ("FDA") has granted the company an export license enabling Australis to begin selling its barramundi to the European market. Australis initiated the license application after receiving a number of enquiries from leading European wholesalers interested in supplying barramundi to their foodservice and retail customers.

This export license gives Australis access to the world's largest seafood market and significantly expands the range of customers available to the company. Seafood prices in Europe, where fish is a significant part of the diet, are generally higher than in the US. "Australis already delivers its product to Boston daily, so via airfreight, restaurant patrons in Europe can expect fresh barramundi on their plate the next day", says Josh Goldman, Australis MD.

Access to the European market should allow the company to achieve a faster growth in sales, following the company's next expansion phase, currently expected to lift output to 5,000 tpa. The establishment of a customer base in Europe will allow Australis to hedge against fluctuations in the US dollar while also bringing the company a step closer to conducting due diligence on an expansion program in that market. The move into the EU market is part of Australis's objective to further diversify and expanded its customer base and revenue streams.

Quarterly Sales Expected to Rise 20% - Even before exports begin, Australis expects to report record sales for the September quarter, with revenue growth of approximately 20% over the previous quarter, and 230% over September 2005. Australis reported positive net income for our US Operations during the June 2006 quarter, just 15 months after initiating sales to the North American market.

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.
ACN: 098236938

AUSTRALIS

ASX/MEDIA RELEASE

SHARE PLACEMENT

27th September 2006 Australis Aquaculture Limited ("Australis", ASX:AAQ): The Directors of Australis announces the placement of 5 million shares at 42.5 cents raising $2.125 million less costs, to institutional and private stockbroker clients. The placement was managed by State One Stockbroking Limited.

The monies raised are to be allocated to the development of an automated fish processing line at the Australis US Turners Falls operations, barramundi hatchery upgrades, continuing expansion feasibility studies and working capital.

- ENDS -

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234

Email: josh@australis.us

Australia – For compliance enquiries
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management is propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

AUSTRALIS

Australis Aquaculture Limited

ABN 65 098 236 938

ANNUAL REPORT 2006


AUSTRALIS
barramundi

AUSTRALIS AQUACULTURE LIMITED

TABLE OF CONTENTS

AUSTRALIS AQUACULTURE LIMITED
CORPORATE DIRECTORY

DIRECTORS

Mr Stewart Graham	Chairman
Mr Joshua Goldman	Managing Director
Mr Michael Cohen	Non Executive Director
Mr David O'Sullivan	Non Executive Director

COMPANY SECRETARY
Mr Gabriel Chiappini

ASX CODE AAQ

US FISH PRODUCTION FACILITY & PRINCIPAL OFFICE
Australis Aquaculture LLC
One Australia Way
Turners Falls Massachusetts. 01376 USA
Telephone +1-413-863-2040
Fax: +1-413-863-2950.
Web www.australis.us

REGISTERED OFFICE
Level 9, The Quadrant Building
1 William Street
Perth WA 6000
Telephone (08) 9486 1644
Facsimile (08) 9327 1778

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Level 2 45 St George's Terrace,
Perth WA 6000
Telephone (08) 9323-2000
Facsimile (08) 93232033

BANKERS
Bankwest Ltd
108 St George's Terrace
Perth WA 6000

Bank of Western Massachusetts
Springfield Massachusetts
PO Box 4950
USA

AUDITOR
Ernst & Young
The Ernst & Young Building
11 Mounts Bay Road
PERTH WA 6000

LAWYERS
Blakiston & Crabb
1202 Hay Street
West Perth
WA 6005

AUSTRALIS AQUACULTURE LIMITED
LETTER FROM THE MANAGING DIRECTOR

Dear Shareholder,

It is with great pleasure that I write my first letter to you as Managing Director of Australis.

The past six months have seen our company make great strides as it evolves from a start-up into a sound and healthy business with extraordinary potential. Thanks to the support of our shareholders, our customers and our staff, major renovations to the plant are now complete, creating what we believe is the world's largest barramundi farm. With the completion of these upgrades and increased sales now driving more predictable harvest rates, we have stabilized performance and set the stage for further improvements in productivity.

In addition to being the first and only significant US producer of barramundi, Australis is benefiting from the confluence of four significant factor:

1. **Growing demand for healthy seafood** – The American consumer is demanding ever-greater quantities of fish that contain no contaminants, have high levels of mega-3s and whose production does not harm the environment. Australis Barramundi is ideally positioned to meet these needs.

2. **Solid positioning in a great market** – Being first to market with a healthy seafood product of superior quality has enabled Australis to establish a leading market position and to define the standards of the category around our strengths. Australis's compelling message is resonating with American consumers who now enjoy more than 120,000 barramundi meals per month. Australis Barramundi is becoming a hot product in the AUD$50 billion US seafood market.

3. **Low cost, proprietary technology** – Australis has unparalleled expertise in controlled environment aquaculture, which is allowing us to expand more quickly and with lower costs than our competitors.

4. **Rising energy costs** – Australis's energy costs per pound of fish are far lower than those of traditional fisheries. As energy becomes more costly, traditional fisheries will be disadvantaged, continuing to drive the economics of the business in our favour.

Every day, Australis is proving that our business model can operate on a large scale. We have established sales and distribution to each of the key market sectors that will support our growth. Our expansion from 700 to 1,000 tonnes per year is expected to reduce unit production costs by approximately 18%. Additional expansion, to 5,000 tonnes per annum is expected to result in further significant economies of scale. These factors along with our low cost production systems, patented technology, well developed methods and experienced management team combine to position us to build significant value for our shareholders.

As we forge ahead with purpose and enthusiasm, we also recognize that all good things take time. I pledge to confront our opportunities as well as our challenges with discipline and integrity.

Respectfully

JOSH GOLDMAN
Managing Director

AUSTRALIS AQUACULTURE LIMITED
DIRECTORS' REPORT

The Directors present their report on the accounts for the year ended 30 June 2006.

Directors

The names and details of the Company's Directors in office during the financial year until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated:

Names, qualifications, experience and special responsibilities

Mr Stewart Graham Exec. MBA (UWA), MAICD CD
Chairman- *(appointed Chairman on 6 July 2006)*

Mr Graham was appointed to the board on 6 March 2004 and is a West Australian businessman with a wide variety of experience which includes eight years at the dealing desk and management positions for a number of stockbroking firms in Western Australia. He has assisted in and identified a number of public companies where he took an active part in the capital raising and listing of their securities on the Australian Stock Exchange. Prior to entering into stockbroking he established businesses in Australia and North America which he later sold in 1989. Both are still operating and are significant participants of the handling of stock market related information services. Mr Graham was managing director until his appointment as Chairman on 6 July 2006 and is responsible for providing the board with strategic guidance and overall management of the board and is a member of the audit, remuneration and nomination committee.

Mr Joshua N Goldman B.Sc. (Bio-engineering) Hampshire College, Amherst USA
Managing Director *(appointed Managing Director on 6 June 2006)*

Mr. Goldman was appointed to the board on 11 March 2004 and is an internally recognized pioneer of commercial controlled environment aquaculture. Mr. Goldman brings over 20 years of aquaculture management experience as well as considerable knowledge of seafood marketing. Goldman founded several companies recognized as industry leaders, including one of US's first tilapia farms, and the US's first commercial marine fish hatchery (cod and flounder). Mr. Goldman secured several major grants including a $500,000 research grant from Pew Charitable Trust (1983), a $653,000 grant from National Marine Fisheries Service for the commercialization of summer flounder (1994), and was the managing partner of a $6-million U.S./Israel aquaculture biotechnology initiative. Mr. Goldman has consulted for public and private entities on four continents and was awarded three patents on water filtration and reuse. Goldman has served on numerous government and industry panels for the National Marine Fisheries Service and the USDA and has spoken extensively in the US and abroad. Goldman has served as a director of the New England Fisheries Development Association, URI's marine advisory board and was a director of Mass Ventures. He was the recipient of the International Food Technologies (IFF) Bolofli awarded for the most innovation food production technology in 1994. Goldman is based in the USA and is focussed on expanding the market of barramundi and seeking new opportunities for the company. Mr. Goldman is a member of Australis' audit, remuneration and nomination committees.

Mr David O'Sullivan (Dos) B.Sc. (Melbourne), B.Sc.Hons (Monash), Cpag, MAAAC, MAIAS
Non Executive Director

Mr O'Sullivan was appointed to the board on 1 July 2004 and is an aquaculturalist and marine biologist and is recognised as a major commentator on all sectors of the Australian aquaculture industry and is experienced in the farming of Barramundi. He has conducted his own aquaculture consultancy business since 1986. He is also the proprietor of National Aquaculture Training Institute which trains personnel for the aquaculture industry. Mr O'Sullivan is responsible for management of the provision of fingerlings to the US facility and the training of its personnel in the needs of the fish. Mr O'Sullivan brings considerable technical and practical experience to the Company. Mr O'Sullivan in addition to his non-executive director responsibilities provides advice with respect to fingerling acquisitions and quality control and is a member of the audit, remuneration and nomination committee.

Mr Michael Cohen
Non Executive Director

Mr Cohen was appointed to the board on 6 June 2006 and is based in Massachusetts in the USA. Michael Cohen founded Lightlife Foods, Inc., the leading developer, manufacturer, and marketer of premium refrigerated soy-based meat alternative products in the United States. During Michael's tenure as CEO, Lightlife was the category market leader in both natural foods and mass market, with a 2000 market share of 46% and 51% respectively. Between 1996 and 2000, Lightlife enjoyed a compound annual growth rate of over 30%. With pre-tax profits of 11 percent, Lightlife was also an extremely profitable specialty food manufacturer. In 2000, with sales of $22 million, Lightlife was acquired by ConAgra Foods, a Fortune 100 company with sales in excess of $29 billion.

As CEO of Lightlife Foods, Michael was responsible for strategic planning, banking and financial relationships, financing, new product development, co-directing marketing, internal and external company policies, legal affairs, and long-term growth and development.

Dr Alistair Cowden B Sc.Hons (Edinburgh) PhD (London)
Former Chairman (resigned 6 July 2006)

Dr Cowden was Chairman of Australis Aquaculture Ltd from 6 March 2004 through to 6 July 2006. During the past 3 years Mr Cowden has also served as a director of the following other listed companies, Rox Resources Limited, Vulcan Resources Limited, Australian Cancer Technology Limited (resigned 14 November 2003) and Deep Yellow Limited (resigned 20 August 2004)

Company Secretary

Mr Gabriel Chiappini CA, BBus, GAICD

Mr Chiappini has been Company Secretary since 11 March 2005. Mr Chiappini has worked in Chief Financial Officer and Company Secretarial roles in both local and international environments and also holds the position of Company Secretary with ASX listed and unlisted companies. Mr Chiappini has experience in diverse and varied industry sectors including the following, Investment Banking (UK), Property Development & Investment (UK), Telecommunications (Australia) and Biotechnology (Australia).

Nature of Operations and Principal Activities

The principal activity of the consolidated entity during the financial year was the operation of a fish production facility in the USA to produce commercial quantities of Barramundi to be sold into the US market.

Significant Changes in the State of Affairs

No matters or circumstances have arisen since the end of the financial year which significantly, or may significantly, affect the operations or the state of affairs of the economic entity in future financial years.

Likely Developments and Expected Results

The consolidated entity will continue to increase production at its aquaculture facility in the USA. In light of building consumer demand for Australis barramundi, the company is now well underway with the construction of an additional 300tpa facility to allow Australis to produce up to 1,000tpa. Australis expects construction to be completed in November 2006 when the first batch of fish will be stocked into the new facility. Stocking mature fingerlings will accelerate production and allow sales from the expanded facility to begin in 1st quarter of 2007.

Dividends

No dividends have been paid during the year and the Directors have not recommended that any dividend be paid.

Corporate Information

Australis Aquaculture Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the US based entities that it controls, Australis Aquaculture LLC and Australis Aquaculture Holdings LLC both incorporated in the state of Massachusetts USA.

Operating and Financial Review

Australis Aquaculture Limited is pleased to report strong progress in meeting operational and financial objectives for the 2006 fiscal year, the company's first full year of commercial operations. Total revenue and other income increased 220% to $5.6 million while net loss decreased 82% from a loss of $1,722,443 for FY 2005 to a loss of just $322,892 for FY 2006. Third-Party sales grew by 672% from $412,511 in FY 2005 to $3,186,361 for FY 2006.

Sales growth - Penetration of new markets drove increased sales and allowed the Company to broaden its customer base. Management successfully managed the Company's entry into the consumer retail sector through the roll-out of innovative promotional programs in partnership with several supermarket chains. This initiative demonstrated that Australis barramundi can, with appropriate promotional support, establish a strong position in what is the largest segment of the US seafood market. Australis has earned the right to position its barramundi as a premier product satisfying the needs of consumers and major seafood buyers.

Stable production growth -- In less than 2 years Australis has been able to establish large scale production. This successful scale up has resulted from the integration of the Company's patented controlled environment production technology with the Australian barramundi sector's best practices. With increased sales now driving constant harvest rates and larger and more efficient fish transfer and grading systems now in place, the stage has been set for steady gains in output and productivity

Operating Results for the Period

The consolidated loss for the year after income tax was $322,892 (2005: loss $1,722,433).

Investments for future performance

US Hatchery Established – Australis recently established the only commercial barramundi hatchery operating in North America. Over time, the Company's US hatchery will reduce operating costs while helping to assure a reliable fingerling supply. The new hatchery will be expanded from its current pilot phase to an estimated 7 million fingerlings per year in order to support the company's medium term production target of 5,000 tpa. Integrated fingerling production is a step towards realizing economies of scale. Australian hatcheries will continue to be used for ongoing supply and genetic diversity of stock.

Expansion to 1,000 Tonnes on Track – In light of building consumer demand for Australis barramundi, the company is now well underway with the construction of an additional 300tpa facility to allow Australis to produce up to 1,000tpa. Australis expects construction to be completed in November 2006 when the first batch of fish will be stocked into the new facility. Stocking mature fingerlings will accelerate production and allow sales from the expanded facility to begin in the 1st quarter of 2007. When at full production, the additional capacity is expected to reduce unit costs by approximately 18% and grow revenue by more than 40%.

New site secured – Australis secured an option to purchase 7 hectares of land less than 1km from the company's existing plant. The new site will host a sophisticated grow-out facility using Australis' proprietary technology. The facility will feature a low cost modular nursery and grow out units and support staged expansion of up to an additional 4,000tpa, bringing total company capacity at Turners Falls to approximately 5,000tpa. With the growing popularity of the company's product and the benefits of possibly the industry's lowest capital and operating costs, Australis is poised to capture a large share of the expanding US market for healthy and sustainable seafood.

Review of Financial Condition

Capital Structure

During the period 3,500,000 ordinary shares were issued at $0.40 each as part of a private placement, the shares were allotted in March 2006. In addition the company issued 750,000 Employee Options under the approved Employee Share & Option Plan, the options expire 10 October 2008 and have a strike price of $0.43.

Cash from Operations

Net cash outflows used in operations was $2,174,847 during the period. This reflects the Company continuing to invest in stocking the plant to full capacity. During the year Australis increased its proceeds from customers from $249,847 in FY 2005 to $3,222,224 in FY 2006.

Net cash flows for the financial year ending 30 June 2007 are expected to increase subject to the Company continuing to increase production from its facility to maximum capacity and continuation of market demand for Barramundi in the USA.

Liquidity and Funding

The Company has sufficient funds and debt facilities in place to finance its operations and to take advantage of favourable business opportunities for the foreseeable future.

Risk Management

The Board is responsible for overseeing the establishment and implementation of an effective risk management system and reviewing and monitoring the Company's application of that system.

Implementation of the risk management system and day-to-day management of risk is the responsibility of the Managing Director, with the assistance of senior management as required. The Managing Director is responsible for reporting directly to the Board on all matters associated with risk management. The company has a strong commitment to Risk Management and has had in place Standard Operating Procedures for all significant areas of the business and this is reviewed annually.

Matters Subsequent to the End of Financial Year

Subsequent to the end of the financial year the company has made the following significant announcements;

- The issue of 5,000,000 ordinary shares at $0.425 to raise $2.125m before expenses to institutional & sophisticated investors and professional investors from StateOne Stockbrokers Ltd.
- On 18 September 2006 Australis announced that the US Food and Drug Administration ("FDA") has granted the company an export license enabling Australis to begin selling its barramundi to the European market. Australis initiated the license application after receiving a number of enquiries from leading European wholesalers interested in supplying barramundi to their foodservice and retail customers.

Share Options

There were 6,180,000 unlisted options at the date of this report comprising the following:

i. 5,000,000 options exercisable at $0.30 expiring 30 June 2009 issued to Directors
ii. 430,000 options exercisable at $0.40 expiring 30 August 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan
iii. 750,000 options exercisable at $0.43 expiring 10 October 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company. No options were exercised during the period.

Directors' Interests in Shares and Options of the Company

The interests of the Directors in shares at the date of this report are as follows:

	Fully Paid Shares	Options
Mr S Graham	7,600,000	900,000
Mr J Goldman	2,377,983	2,000,000
Mr M Cohen	53,536	-
Mr D O'Sullivan	2,600,000	1,000,000

Meetings of Directors

There were 13 meetings of Directors held during the year ended 30 June 2006 that were attended by all Directors.

Number of audit committee meetings and names of attendees

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	2	2
Stewart Graham	2	2
Joshua Goldman	2	2
David O'Sullivan	2	2

Number of remuneration committee meetings and names of attendees

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	1	1
Stewart Graham	1	1
Joshua Goldman	1	1
David O'Sullivan	1	1

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of Australis Aquaculture Limited (the Company). The company has in accordance with Regulation 2M.6.04 of the Corporations Act disclosed Remuneration information of Directors and Senior Management in the Directors' Report only and has transferred this information out of the Financial Statements and that the information presented in the Remuneration Report has been audited.

Remuneration philosophy

The performance of the Company depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives.

To this end, the Company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract high calibre executives
- Link executive rewards to shareholder value
- Significant portion of executive remuneration is dependent upon meeting pre-determined performance targets
- Establish appropriate, demanding performance hurdles in relation to variable executive remuneration

Remuneration Committee

The Board of Directors via the Remuneration Committee is responsible for determining and reviewing compensation arrangements for the Managing Director and the executive team. The Board will assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive director and senior management remuneration is separate and distinct.

Non-executive director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The constitution and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at a General Meeting held by shareholders approving an aggregate remuneration of $200,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. If required the board will seek advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each non-executive director receives a fee for being a director of the Company and includes attendance at board and committee meetings. Any additional services provided are charged at a daily rate agreed in advance by the Chairman.

Senior manager and executive director remuneration

Objective

The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company so as to:

- reward executives for Company and individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link reward with the strategic goals and performance of the Company; and
- ensure total remuneration is competitive by market standards.

REMUNERATION REPORT (continued)

Structure

The Remuneration Committee determines the level and make-up of executive remuneration. To assist in achieving the Company's objectives the Remuneration Committee links the nature and amount of executives' emoluments to the Company's financial and operational performance. During the year there were no bonuses paid to executives or senior managers. The board has discretion to pay bonuses to executives and senior managers, this is normally considered on an annual basis. In future years if the company chooses to pay bonuses it will ensure these are aligned with the company's achievements, milestones and/or financial performance.

Executives and senior management are entitled to receive options at the discretion of the board. These options are not dependent on the performance of the Company or the individual as they are considered to be a long term incentive in order to retain key employees of the Company. The independent directors review the annual amounts paid to executive directors and senior management. In determining the level of their remuneration the independent directors take into account the company's performance and achieving the company's corporate milestones. The corporate milestones are reviewed monthly at board meetings, in addition the board meets twice annually to review strategic goals to ensure the corporate milestones set for management are aligned with the company's shareholders goals, that is to increase the company's value.

Fixed Remuneration

Objective

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Structure

Fixed remuneration is reviewed annually by the Remuneration Committee and the process consists of a review of company wide and individual performance and relevant comparative remuneration in the market.

Variable Remuneration

Variable remuneration is at the discretion of the board, no variable remuneration was paid during the financial year except for that referred to in page 12 under the heading options for the company secretary.

Company Performance

The movement in share price over the year has reflected the industry market conditions the Group has operated in during the period. The Group is currently expanding its operations and is confident these changes will improve shareholder returns in the next financial year.

The data below shows Australis's basic EPS since listing.

	2006	2005	2004
Earnings/(loss) Per Share	($0.006)	($0.036)	($0.059)

Employment Contracts

The Managing Director Mr Joshua Goldman is employed under a management contract. The company is currently in discussion to roll over Mr Goldman's contract to cater for his new responsibilities as Managing Director. Mr Graham (previous Managing Director) was employed under contract, at the time of Mr Graham's release as Managing Director, Mr Graham was paid $100,000 termination fee in accordance with his contract that still had 12 months to complete. The contract was terminated in June 2006, the termination fee was paid in July 2006.

REMUNERATION REPORT (continued)

Employment Contracts (Cont'd)

Under the terms of the current contract Mr Goldman can resign from his position and terminate his contract by way of written notice stating that the company has breached the contract or non-observation or non-performance and the failure of the company to remedy the breach, non-observation or non-performance within 10 business days of the written notice. The company may terminate Mr Goldman's contract without providing a reason by giving 6 months written notice or immediately upon the payment by the company to Mr Goldman of an amount equal to the Remuneration for 6 months. The company may terminate Mr Goldman's contract effective immediately by written notice if Mr Goldman becomes bankrupt or insolvent, is found guilty of gross misconduct, refuses or neglects to comply with any lawful direction or order given to him by the company which Mr Goldman after receipt of the written notice has failed to rectify to the reasonable satisfaction of the company within 10 business days. Where termination with cause occurs the Executive Director is only entitled to that portion of remuneration which is outstanding up to the date of termination.

Directors' & Executives' remuneration

Year ended 30 June 2006	Short Term Benefits			Post Employment		Share Based Payments	Total	
	Salary & Fees $	Other $	Cash STI $	Super-annuation $	Termin-ation $	Options $	$	% performance related
Directors								
A Cowden (i)	50,000	-	-	4,500	-	-	54,500	-
S Graham (ii)	205,853	-	-	17,967	100,000	-	323,820	-
J Goldman	227,263	15,600	-	-	-	-	242,863	-
D O'Sullivan (iii)	25,000	25,401	-	2,250	-	-	52,651	-
M Cohen (iv)	-	-	-	-	-	-	-	-
Officers								
G Chiappini	60,000	15,250	-	-	-	10,118	85,368	-

Year ended 30 June 2005	Short Term Benefits			Post Employment		Share Based Payments	Total	
	Salary & Fees $	Other $	Cash STI $	Super-annuation $	Termin-ation $	Options $	$	% performance related
Directors								
A Cowden	47,092	-	-	4,238	-	-	51,330	-
S Graham	185,942	-	-	16,735	-	-	202,677	-
J Goldman	143,080	11,083	33,251	-	-	-	187,415	17.7%
D O'Sullivan	27,942	30,094	-	2,515	-	-	60,551	-
Officers								
G Chiappini	-	32,198	-	-	-	-	32,198	-
G Anderson	-	55,583	-	-	-	-	55,583	-

REMUNERATION REPORT (continued)

(i) Mr Alistair Cowden resigned as a director of the company on 6 July 2006
(ii) Mr Stewart Graham position as Managing Director was relinquished by mutual consent on 6 June 2006 and released from the contract on 30 June 2006, Mr Graham was subsequently appointed Chairman on 6 July 2006
(iii) Other Remuneration - Mr O'Sullivan provides consulting services associated with fingerling acquisitions, refer to Note 18 (b)
(iv) Mr Cohen was appointed to the board on 6 June 2006

The above table is inclusive of the highest paid executives in the company.

Options

During the period the company issued 100,000 employee share option plan options to the Company Secretary, these were issued with the same terms and conditions as those issued to all employees, the options were issued to Mr Chiappini for his services to the company since his date of appointment. The options were granted to Mr Chiappini on 10 October 2005, the value per option at grant date were $0.1012, Mr Chiappini did not exercise any options, nor did any options lapse during the year. The options issued to Mr Chiappini formed 12% of his remuneration total during the year. In relation to the board, no options previously issued were exercised during the year.

Compensation options: granted and vested during the year (consolidated)

During the financial year options were granted as equity compensation benefits to certain key management personnel as disclosed in the Directors' Report. The options were issued for no cash consideration. Other than period of service, there are no performance-based criteria attached to the options. There are no cash settlement alternatives.

	Vested	Granted	Terms and conditions for each grant					
30 June 2006	Number	Number	Grant date	Fair value per option at grant date $	Exercise price per option $	Expiry date	First exercise date	Last exercise date
Directors								
Alistair Cowden	-	-	-	-	-	-	-	-
Stewart Graham	-	-	-	-	-	-	-	-
Joshua Goldman	-	-	-	-	-	-	-	-
David O'Sullivan	-	-	-	-	-	-	-	-
Michael Cohen	-	-	-	-	-	-	-	-
Executives								
Gabriel Chiappini	100,000	100,000	10 Oct '05	0.10	0.43	10 Oct '08	10 Mar '06	10 Oct '08
30 June 2005				$	$			
Directors								
Alistair Cowden	-	-	-	-	-	-	-	-
Stewart Graham	-	-	-	-	-	-	-	-
Joshua Goldman	-	-	-	-	-	-	-	-
David O'Sullivan	-	-	-	-	-	-	-	-
Michael Cohen	-	-	-	-	-	-	-	-
Executives								
Gabriel Chiappini	-	-	-	-	-	-	-	-

Earnings per share

Earnings per share for the current period was a loss of 0.6 cents compared to a loss of 3.6 cents per share for the previous period. Weighted average number of ordinary shares on issue used in the calculation of basic loss and diluted loss per share is 55,639,854.

Environmental Regulation

The company's operations are subject to significant environmental regulations under USA laws. At the date of this report the company is not aware of any breach of those environmental requirements.

Indemnification and Insurance of Directors and Officers

During the financial year, the company paid a premium to insure the Directors and Officers of the Company.

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Australis Aquaculture Ltd support and have adhered to the principles of corporate governance. The Company's corporate governance statement is contained in the following section of this annual report.

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF AUSTRALIS AQUACULTURE LIMITED

The Directors have obtained an independent declaration from our auditors Ernst & Young, as presented on page 14 of this Annual Report.

NON-AUDIT SERVICES

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

General taxation and transfer pricing advice	$11,250

Signed for and on behalf of the Directors in accordance with a resolution of the Board.

STEWART GRAHAM
Chairman

29 September 2006

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of Australis Aquaculture Limited

In relation to our audit of the financial report of Australis Aquaculture Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

V W Tidy
Partner
Perth
29 September 2006

AUSTRALIS AQUACULTURE LIMITED
CORPORATE GOVERNANCE STATEMENT

STATEMENT

From the date of listing on the Australian Stock Exchange until the end of the 2006 financial year (the "**Reporting Period**") Australis Aquaculture Limited (the "**Company**") has continued to operate in accordance with systems of control and accountability which the Company adopted prior to listing as the basis for the administration of corporate governance. This report sets out the key corporate governance practices of the Company during the Reporting Period, providing disclosure to the extent recommended by the ASX in accordance with its "Principles of Good Corporate Governance and Best Practice Recommendations" (the "**ASX Guidelines**").

Commensurate with the spirit of the ASX Guidelines, the Company has followed each of the 28 recommendations to the extent the Board considered that their implementation was practicable and likely to genuinely improve the Company's internal processes and accountability to external stakeholders. To the extent that the Company has adopted a practice that differs from the recommendations, disclosure is made of the Company's practice, and how that practice embraces the ASX Principles.

Additional information about the Company's corporate governance practices, including disclosure of the various charters, policies and procedures which form the Company's corporate governance framework, is set out on the company's website at www.australis.us

EXPLANATIONS FOR DEPARTURES FROM BEST PRACTICE RECOMMENDATIONS

As at the end of the Reporting Period, there are few recommendations of the ASX that the Company does not follow. These relate directly to the structure of the Board, and are described more fully as follows:

1. <u>Principle 2, Recommendation 2.1</u>

Notification of Departure

Principle 2
Recommendation 2.1: A majority of the Board should be independent directors
Notification of Departure

The Board considers two out of four directors to be independent (Michael Cohen and David O'Sullivan).

The Board notes that Michael Cohen and David O'Sullivan satisfy the test of independence as set out in Box 2.1 of the ASX Principles of Good Corporate Governance and Best Practice Recommendations.

Explanation for Departure

Since the Company listed, its Board structure has not changed. The Board was specifically structured in a way which was considered to best serve the interests of shareholders from both a long-term strategic and day-to-day operations perspective. The Board is of the view that two out of four directors is a sufficient level of independent representation to achieve best practice in corporate governance for the immediate future. Furthermore, mechanisms are in place to ensure the integrity of the financial accounts. While the audit function is carried out by the full Board, the two independent directors have direct recourse to the external auditor without the presence of management, should this be considered necessary. The Board will continue to monitor the effectiveness of its structure and will make any changes as are deemed desirable as the Company continues to grow.

Principle 2
Recommendation 2.4: The Board should establish a Nomination Committee

Notification of Departure:

There is no nomination sub-committee.

Explanation for Departure:

The full Board considers those matters that would usually be the responsibility of a nomination committee. The Board considers that no efficiencies or other benefits would be gained by establishing a separate nomination committee. The Board has adopted a Nomination Committee Charter, which it applies when convening as the nomination committee.

Principle 4
Recommendation 4.2: The Board should establish an Audit Committee

Notification of Departure:

A separate audit committee has not been formed.

Explanation for Departure:

The full Board carries out the role of the audit committee. This is considered effective in ensuring the integrity and truthfulness of the accounts. The Board has adopted an Audit Committee Charter, which it applies when convening as the audit committee. The Board convenes as the audit committee separate from regular meetings of the Board.

While one executive (Messrs Goldman) is a Board member, he is not involved in the preparation of the accounts. The Board relies on the functions and capabilities of its external auditors to ensure proper audit of financial statements, and notes that its non-executive directors are available to meet directly with the external auditor without management present should this be required.

Principle 9
Recommendation 9.2: The Board should establish a Remuneration Committee

Notification of Departure:

A separate remuneration committee has not been formed.

Explanation for Departure:

The Board considers that no efficiencies or other benefits would be gained by establishing a separate remuneration committee. However, similarly to its approach to nomination-related matters, the Board has adopted a Remuneration Committee Charter, which it applies when convening as the remuneration committee.

SKILLS, EXPERIENCE, EXPERTISE AND TERM OF OFFICE OF EACH DIRECTOR

A profile of each director containing the applicable information is set out in the Directors' Report.

IDENTIFICATION OF INDEPENDENT DIRECTORS

In considering independence of directors, the Board refers to the criteria for independence as recommended by the ASX. To the extent that it is necessary for the Board to consider issues of materiality, the Board refers to the thresholds for qualitative and quantitative materiality as adopted by the Board and contained in the Statement of Board and Management Functions, which is disclosed in full on the Company's website.

The independent directors of the Company are Michael Cohen and David O'Sullivan. That assessment of independence is as follows:

Mr Cohen meets all of the criteria of the ASX independence criteria.

Mr O'Sullivan has a shareholding (4.47%) below 5% and is therefore no longer a substantial shareholder in the Company. The Board considers that this is not so substantial as to cause potential for conflict between the interests of Mr O'Sullivan and the majority of other shareholders. Mr O'Sullivan also provides some consultancy services to the Company, however in the view of the Board these have not been sufficiently material to date, either from the perspective of Mr O'Sullivan or the Company, to impede Mr O'Sullivan's independent judgement. The Board therefore considers Mr O'Sullivan to be independent.

STATEMENT CONCERNING AVAILABILITY OF INDEPENDENT PROFESSIONAL ADVICE

If a director considers it necessary to obtain independent professional advice to properly discharge the responsibility of his/her office as a director then, provided the director first obtains approval for incurring such expense from the Chairman, the Company will pay the reasonable expenses associated with obtaining such advice.

AUDIT COMMITTEE MEMBERS AND MEETINGS

The full Board meets as the Audit Committee. All directors are financially literate and or possess "financial expertise", the details of which are more fully set out in the Directors' Report.

NUMBER OF AUDIT COMMITTEE MEETINGS AND NAMES OF ATTENDEES

Name	No. of meetings held	No. of meetings attended
Alistair Cowden	2	2
Stewart Graham	2	2
Joshua Goldman	2	2
David O'Sullivan	2	2

CONFIRMATION WHETHER PERFORMANCE EVALUATION OF THE BOARD AND ITS MEMBERS HAVE TAKEN PLACE AND HOW CONDUCTED

During the Reporting Period an evaluation of the Board and its members was carried out.

NOMINATION COMMITTEE

The full Board carries out the role of the nomination committee. The full Board met formally once as the nomination committee, however nomination-related discussions also occurred from time to time during the year as required.

REMUNERATION COMMITTEE

The full Board carries out the role of the remuneration committee. The full Board met formally once as the remuneration committee during the Reporting Period.

REMUNERATION POLICY

Details of remuneration, including the Company's policy on remuneration, are contained in the "Remuneration Report" which forms of part of the Directors' Report.

Given the fledgling nature of the Company's operations and the small number of key executives, a detailed policy which distinguishes between executive and non-executive remuneration has not been warranted to date. All of the directors receive a fixed fee for their services, which fees are set in accordance with a shareholder-approved threshold. Remuneration of executives is set at a level which also takes into account their executive services. Executives are also eligible to receive a bonus, however this is discretionary and not related to the achievement of key performance indicators.

AUSTRALIS AQUACULTURE LIMITED
DIRECTORS DECLARATION

In accordance with a resolution of the directors of Australis Aquaculture Limited I state that:

In the opinion of the directors:

(a) the financial statements and notes and the additional disclosures included in the directors' report designated as audited of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company and the consolidated entity will be able to pay their debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2006.

This declaration has been made on behalf of the Board.

Dated at Perth
29 September 2006

STEWART GRAHAM
Chairman

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent audit report to members of Australis Aquaculture Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Australis Aquaculture Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "remuneration report" in the directors' report, as permitted by the Corporations Regulation 2M.6.04. These remuneration disclosures are identified in the directors' report as being subject to audit. The remuneration report also contains information not subject to audit, which has been identified as such.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion:

1. the financial report of Australis Aquaculture Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Australis Aquaculture Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. The remuneration disclosures, that are contained in the directors' report and identified as being subject to audit, comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

V W Tidy
Partner
Perth
29 September 2006

AUSTRALIS AQUACULTURE LIMITED
INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	Note	CONSOLIDATED		PARENT ENTITY	
		2006 $	2005 $	2006 $	2005 $
Revenues	2(a)	3,263,888	497,971	77,527	65,554
Net increase in fair value of fish stocks less point of sale costs		1,934,236	1,250,754	-	-
Other income	2(b)	398,612	-	97,538	16,463
Total revenue and income		5,596,736	1,748,725	175,065	82,017
Inventories, materials and consumables		(2,497,381)	(1,127,272)	(1,500)	-
Employee benefits expense		(1,693,068)	(1,033,880)	(211,084)	(203,751)
Share-based payments		(108,503)	(39,306)	(108,503)	(39,306)
Depreciation expense	2(d)	(258,239)	(141,617)	-	(890)
Diminution expense – inter-company loans		-	-	-	(986,465)
Other expenses	2(e)	(1,296,394)	(1,086,061)	(503,400)	(641,761)
Finance costs - interest		(66,043)	(43,032)	(277)	-
		(5,919,628)	(3,471,168)	(824,764)	(1,872,173)
Loss before tax		(322,892)	(1,722,443)	(649,699)	(1,790,156)
Income tax expense	3	-	-	-	-
Net Loss attributable to members of Australis Aquaculture Limited		(322,892)	(1,722,443)	(649,699)	(1,790,156)
Basic earnings per share (cents per share)	15	(0.6)	(3.6)		
Diluted earnings per share (cents per share)	15	(0.6)	(3.6)		

AUSTRALIS AQUACULTURE LIMITED
BALANCE SHEET
30 JUNE 2006

	Note	CONSOLIDATED		PARENT ENTITY	
		2006	2005	2006	2005
		$	$	$	$
Current Assets					
Cash assets	20(a)	1,424,563	3,989,770	1,321,790	3,933,277
Trade and other receivables	4	463,095	121,188	-	24,545
Other financial assets	5	53,160	89,114	6,000	6,000
Fish stocks	6	3,277,415	1,234,908	-	-
Prepayments		12,728	840	-	-
Total Current Assets		5,230,961	5,435,820	1,327,790	3,963,822
Non Current Assets					
Property, plant and equipment	7	5,099,077	3,600,617	6,175	3,121
Other receivables	8	-	-	7,598,790	4,121,265
Total Non Current Assets		5,099,077	3,600,617	7,604,965	4,124,386
Total Assets		10,330,038	9,036,437	8,932,755	8,088,208
Current Liabilities					
Trade and other payables	10	523,691	387,389	113,249	65,885
Interest-bearing loans and borrowings	11	52,929	77,017	3,123	-
Provisions	12	20,732	15,384	20,732	15,384
Total Current Liabilities		597,352	479,790	137,104	81,269
Non-Current Liabilities					
Interest-bearing loans and borrowings	11	815,138	790,009	-	-
Total Liabilities		1,412,490	1,269,799	137,104	81,269
Net Assets		8,917,548	7,766,638	8,795,651	8,006,939
Equity					
Contributed equity	13	11,548,549	10,218,641	11,548,549	10,218,641
Accumulated losses		(2,771,920)	(2,449,028)	(2,900,707)	(2,251,008)
Employee equity benefits reserve		147,809	39,306	147,809	39,306
Foreign exchange translation reserve		(6,890)	(42,281)	-	-
Total Equity		8,917,548	7,766,638	8,795,651	8,006,939

AUSTRALIS AQUACULTURE LIMITED
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006

	Notes	Issued Capital	Accumulated Losses	Employee equity benefits reserve	Foreign exchange translation reserve	Total
CONSOLIDATED		$	$	$	$	$
At 1 July 2004		2,106,328	(726,585)	-	-	1,379,743
Currency translation differences		-	-	-	(42,281)	(42,281)
Loss for the period		-	(1,722,443)	-	-	(1,722,443)
Total expense for the year		-	(2,449,028)	-	(42,281)	(2,491,309)
Issue of share capital		8,060,000	-	-	-	8,060,000
Cost of equity raising		(720,674)	-	-	-	(720,674)
Share-based payments		-	-	39,306	-	39,306
Shares issued as payment for plant and equipment		647,987	-	-	-	647,987
Shares issued in lieu of service		125,000				125,000
At 30 June 2005		10,218,641	(2,449,028)	39,306	(42,281)	7,766,638
Currency translation differences		-	-	-	35,391	35,391
Loss for the period		-	(322,892)	-	-	(322,892)
Total expense for the year		-	(322,892)	-	35,391	(287,501)
Issue of share capital		1,400,000	-	-		1,400,000
Cost of equity raising		(70,092)	-	-		(70,092)
Share-based payments		-	-	108,503	-	108,503
At 30 June 2006	13	11,548,549	(2,771,920)	147,809	(6,890)	8,917,548
PARENT						
At 1 July 2004		2,106,328	(460,852)	-	-	1,645,476
Loss for the period		-	(1,790,156)	-	-	(1,790,156)
Issue of share capital		8,060,000	-	-	-	8,060,000
Cost of equity raising		(720,674)	-	-	-	(720,674)
Shares issued as payment for plant and equipment		647,987	-	-	-	647,987
Shares issued in lieu of service		125,000				125,000
At 30 June 2005		10,218,641	(2,251,008)	39,306	-	8,006,939
Loss for the period		-	(649,699)	-	-	(649,699)
Issue of share capital		1,400,000	-	-	-	1,400,000
Cost of equity raising		(70,092)	-	-	-	(70,092)
Share-based payments		-	-	108,503	-	108,503
At 30 June 2006	13	11,548,549	(2,900,707)	147,809	-	8,795,651

AUSTRALIS AQUACULTURE LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2006

	Note	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	PARENT ENTITY 2006 $	PARENT ENTITY 2005 $
Cash flows from operating activities					
Proceeds from customers		3,222,224	249,847	-	-
Payments to suppliers and employees		(5,345,050)	(2,872,219)	(442,496)	(1,798,789)
Interest paid		(66,043)	(43,032)	(277)	-
Interest received		14,022	65,554	-	65,554
Other		-	19,905	-	-
Net cash flows used in operating activities		(2,174,847)	(2,579,945)	(442,773)	(1,733,235)
Cash flows from investing activities					
Purchase of property, plant and equipment		(1,774,114)	(795,500)	(3,054)	(4,011)
Loan to controlled entities		-	-	(3,477,525)	(2,859,265)
Net cash flows used in investing activities		(1,774,114)	(795,500)	(3,480,579)	(2,863,276)
Cash flows from financing activities					
Proceeds from issues of shares		1,400,000	8,060,000	1,400,000	8,060,000
Share issue expenses		(70,092)	(595,674)	(70,092)	(595,674)
Net (repayment)/proceeds from borrowings		1,040	(1,240,736)	(18,043)	(57,749)
Net cash flows from financing activities		1,330,948	6,223,590	1,311,865	7,406,577
Net increase/(decrease) in cash held		(2,618,013)	2,848,145	(2,611,487)	2,810,066
Foreign exchange movement		52,806	-	-	-
Cash at beginning of the year		3,989,770	1,141,625	3,933,277	1,123,211
Cash at end of the year	20(a)	1,424,563	3,989,770	1,321,790	3,933,277

RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	PARENT ENTITY 2006 $	PARENT ENTITY 2005 $
Operating (loss) after tax	(322,892)	(1,722,443)	(649,699)	(1,790,156)
Depreciation	258,239	141,617	-	890
Employee entitlements	5,348	9,147	5,348	11,212
Employee share-based payments	108,503	39,306	108,503	39,306
Foreign exchange loss/(gain)	(383,690)	-	(90,371)	-
Changes in assets and liabilities:				
Receivables	(340,195)	(178,510)	-	1,245
Fish stocks	(2,034,317)	(1,207,181)	-	-
Other	-	112,472	-	101,276
Trade and other creditors	534,157	225,647	183,446	(97,008)
	(2,174,847)	(2,579,945)	(442,773)	(1,733,235)

1. CORPORATE INFORMATION

The financial report of Australis Aquaculture Limited for the year ended 30 June 2006 was authorised for issuance in accordance with a resolution of the Directors on 28 September 2006.

Australis Aquaculture Limited is a company limited by shares that is incorporated and domiciled in Australia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general-purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on a historical cost basis except for fish stocks which have been measured at fair value, less the estimated point of sales costs.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report of the consolidated entity, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards 'IFRS'. The parent entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 "Financial Instruments: Disclosure and Presentation" as the Australian equivalent standard, AASB 132 " Financial Instruments: Disclosure and Presentation" does not require such disclosures to be presented by the parent entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2006 financial report are detailed in Note 25.

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2006.

AASB Amendment	Affected Standard(s)	Nature of Change to Accounting Policy	Application Date of Standard*	Application Date for Group
2005 – 1	AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 4	AASB 1"First Time Adoption of AIFRS" AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 5	AASB 1"First Time Adoption of AIFRS" AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 6	AASB 3 "Business Combinations"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 9	AASB 139 *Financial Instruments – Recognition and Measurement* and AASB 132 *Financial Instruments – Disclosure and Presentation*	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07
New standard	AASB 7 "Financial Instruments: Disclosures"	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Statement of compliance (continued)

AASB Amendment	Affected Standard(s)	Nature of Change to Accounting Policy	Application Date of Standard*	Application Date for Group
2005 – 10	AASB 132 "Financial Instruments: Disclosure and Presentation" AASB 101 "Presentation of Financial Statements" AASB114 "Segment Reporting" AASB 117 "Leases" AASB 133 "Earnings Per Share" AASB 139 "Financial Instruments: Recognition and Measurement" AASB 1"First Time Adoption of AIFRS" AASB 4 "Insurance Contracts" AASB 1023 "General Insurance Contracts" AASB 1038 "Life Insurance Contracts"	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07
UIG – 4	Determining whether an arrangement contains a lease	No change to accounting policy required and no such arrangements have been in place during the reporting period. Therefore no impact.	1 Jan 06	1 Jul 06

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The following amendments are not applicable to the Group and therefore have no impact:

AASB Amendment	Affected Standard(s)
New Standard	AASB 119 *Employee Benefits* (Revised Dec 04) – Accounting policy options contained within the revised standard affect accounting for defined benefit schemes only. As the Group does not have or do not contribute to a defined benefit scheme, there is no impact of this change.
2004 – 3	AASB 1 *First-time Adoption of AIFRS,* AASB 101 *Presentation of Financial Statements,* AASB 124 *Related Party Disclosures*
2005 – 3	AASB 119 *Employee Benefits*
2005 – 4	AASB 132 *Financial Instruments – Disclosure and Presentation*, AASB 1023 *General Insurance Contracts* and AASB 1028 *Life Insurance Contracts*
2005 – 8	AASB 1 *First Time Adoption of AIFRS*
2005 – 9	AASB 4 *Insurance Contracts,* AASB 1023 *General Insurance Contracts*
2005 – 11	AASB 101 *Presentation of financial statements* AASB 112 *Income Taxes* AASB 132 *Financial Instruments – Presentation* AASB 133 *Earnings per Share* AASB 139 *Financial Instruments – Recognition and Measurement* AASB 141 *Agriculture*
2006 – 1	AASB 121 *The Effects of Changes in Foreign Exchange Rates*
UIG – 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
UIG – 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment
UIG – 7	Applying the restatement approach under AASB 129 *Financial Reporting in Hyperinflationary Economies*
UIG – 8	Scope of AASB 2 *Share-based Payments*
UIG – 9	Reassessment of embedded derivatives

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Basis of Consolidation

The financial report of the Consolidated Entity comprises the financial report of Australis Aquaculture Limited and its controlled entities ("the Group"). Control exists where Australis Aquaculture Limited has the capacity to dominate the decision making relative to the financial and operating policies of another entity so that the other entity operates with Australis Aquaculture Limited to achieve the objectives of Australis Aquaculture Limited.

All inter-company balances and transactions between entities in the Consolidated Entity, including any unrealised profits or losses, are eliminated on consolidation.

Where controlled entities have entered or left the Consolidated Entity during the year, their operating results have been included from the date control was obtained or until the date control ceased. The financial statements of controlled entities are prepared for the same reporting period as Australis Aquaculture Limited, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

(d) Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(e) Inventories

Inventories held relate to raw materials and finished goods and are measured at the lower of cost and net realisable value on an average cost basis. Cost comprises direct materials and labour and an appropriate portion of fixed and variable overhead expenditure.

Overheads are assigned on the basis of normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Fish Stocks

Fish stocks are measured at their fair value less estimated point of sale costs. The fair value is determined as the net present value of cash flows expected to be generated by the sale of fish (discounted at a risk adjusted interest rate).

Net increments or decrements in the fair value less estimated point of sale costs are recognised as revenues or expenses in the net profit or loss, determined as:

(i) the difference between the total fair value less estimated point of sale costs of fish stocks recognised at the beginning of the financial year and the total fair value less estimated point of sale costs of the fish stocks recognised as at the reporting date; less

(ii) costs incurred during the financial year to acquire fish stocks.

Costs incurred in maintaining or growing fish are recognised as expenses when incurred.

Fish harvested are initially measured at their fair value less estimated point of sale costs.

(g) Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation

The depreciable amount of property, plant & equipment including capitalised leased assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Rates used for depreciation are as follows:

Buildings:	15 years
Plant and equipment	5 to 15 years

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(h) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Interest

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

All revenue is stated net of any amounts of Goods and Services Tax where applicable.

(i) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(j) Trade and Other Receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(k) Trade and Other Payables

Liabilities for trade creditors and other amounts are carried at amortised cost and represent liabilities for goods and services provided to the group prior to the end of the financial year that are unpaid and due when the group becomes obliged to make future payments in respect to the purchase of these goods and services.

(l) Issued Capital

Issued capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(m) Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefit expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have a maturity approximating the terms of the related liability are used.

Employee benefits expenses and revenues arising in respect of the following categories:
- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and,
- other types of employee benefits are expensed on a net basis in their respective categories.

Obligations for contributions to defined contribution superannuation funds, as stipulated by statutory requirements, are charged as expenses when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ("equity-settled transactions").

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using the Black-Scholes options valuation model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Australis Aquaculture Limited ("market conditions").

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date").

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.
No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(o) Foreign currencies

Both the functional and presentation currency of Australis Aquaculture Ltd is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the rate of exchange at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Resulting exchange differences are brought to account in determining the result for the period.

The functional currency of the USA subsidiaries Australis Aquaculture LLC and Australis Aquaculture Holdings LLC is US Dollar ($USD).

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Australis Aquaculture Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the translation are taken directly to a separate component of equity.

(p) Borrowing costs

Borrowing costs are expensed as incurred except where they relate to the financing of projects under construction where they are capitalised up to the date of commissioning or sale

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Recoverable Amount of Assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount.

Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(r) Loss per Share

Basic loss per share is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares on issue during the financial year adjusted for any bonus element.

Diluted loss per share is calculated as net loss attributable to members, adjusted for;

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares on issue during the financial year adjusted for any bonus element.

(s) Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as a current asset or liability in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Interest-bearing liabilities

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

(u) Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(v) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
3. REVENUES AND EXPENSES				
(a) Revenue				
Sale of goods - fish	3,186,361	412,511	-	-
Finance revenue - interest	77,527	65,554	77,527	65,554
Other revenue	-	19,906	-	-
	3,263,888	497,971	77,527	65,554
(b) Other income				
Net foreign exchange gain	383,690	-	90,371	-
Other income	14,922	-	7,167	16,463
	398,612	-	97,538	16,463
(c) Cost of sales				
Cost of sales	3,234,196	1,516,987	-	-
(d) Depreciation				
Depreciation of Building	138,937	136,164	-	-
Depreciation of Plant & Equipment	119,302	5,453	-	890
	258,239	141,617	-	890
(e) Other expenses				
Marketing	398,299	349,385	93,209	152,819
Consultants	21,099	77,699	21,099	77,699
Corporate	356,526	308,145	276,307	270,804
Occupancy	113,767	82,025	18,173	21,337
Administrative and other	406,702	268,807	94,612	119,103
	1,296,394	1,086,061	503,400	641,761
(f) Lease payments				
Included in other expenses:				
Minimum lease payments	14,333	17,349	14,333	17,349

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
4. INCOME TAX				
The major components of income tax are:				
Income statement				
Current income tax				
Current income tax charge	-	-	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	-	-	-	-
Income tax benefit reported in the income statement	-	-	-	-
A reconciliation between tax expense and the product of accounting loss before income tax multiplied by the consolidated entity's applicable income tax rate is as follows:				
Accounting loss before income tax	(322,892)	(1,722,443)	(649,699)	(1,790,156)
At the consolidated entity's statutory income tax rate of 30% (2005: 30%)	(96,868)	(516,733)	(194,910)	(537,047)
Expenditure not allowable for income tax purposes	-	65,594	-	6,188
Share of subsidiaries' profit/loss	(42,401)	141,908	-	-
Diminution	-	-	-	295,940
Other	(55,660)	74,312	-	-
Unrecognised tax losses	194,929	234,919	194,910	234,919
Income tax benefit reported in the income statement	-	-	-	-

	BALANCE SHEET		INCOME STATEMENT	
	2006	2005	2006	2005
	$	$	$	$
Deferred income tax				
Deferred income tax relates to the following:				
CONSOLIDATED				
Deferred tax liabilities				
Market value of fish stocks	(980,768)	(370,472)	610,295	362,154
Deferred tax assets				
Employee entitlements	6,220	4,615	(1,605)	(3,363)
Capital raising costs	138,849	187,145	48,296	42,876
US tax losses	980,786	370,472	(610,314)	(362,154)
Losses available to offset against future taxable income	620,438	378,500	(241,938)	(268,438)
Other	632	969	337	(5,994)
Gross deferred income tax assets	1,746,925	941,701		
Deferred tax income			(194,929)	(234,919)
PARENT ENTITY				
Deferred tax liabilities	-	-	-	-
Deferred tax assets				
Employee entitlements	6,220	4,615	(1,605)	(3,363)
Capital raising costs	138,849	187,145	48,296	42,876
Losses available to offset against future taxable income	620,438	378,500	(241,938)	(268,438)
Other	632	969	337	(5,994)
Gross deferred income tax assets	766,139	571,229		
Deferred tax income			(194,910)	(234,919)

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
5. TRADE AND OTHER RECEIVABLES (Current)				
Trade debtors	461,383	96,643	-	-
Other receivables	1,712	24,545	-	24,545
	463,095	121,188	-	24,545

Trade debtors and other receivable are non-interest bearing and generally received within 30 to 90 days.

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
6. OTHER FINANCIAL ASSETS				
Security bond	6,000	89,114	6,000	6,000
Deposits	47,160	-	-	-
	53,160	89,114	6,000	6,000

The security bond and deposits are non-interest bearing and have a maturity date of less than 12 months.

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
7. FISH STOCKS				
Frozen fish stocks at cost	8,190	-	-	-
Live fish stocks at fair value less selling costs	3,269,225	1,234,908	-	-
	3,277,415	1,234,908	-	-

Movement during the year of live fish stocks

Carrying amount at beginning of year	1,234,908
Purchases	100,081
Net increase in fair value less point of sale costs (i)	1,934,236
Carrying amount at end of year	3,269,225

(i) The fair value less point of sale costs of fish harvested in the year was $3,186,361

The Company had 654,766 (2005: 580,624) Barramundi Fish in the US plant varying in size from 1 to 720 grams as at 30 June 2006.

In determining fair value the directors have taken into account the current market value of the fish, the costs of acquiring and growing fish and the insurance values. The directors have also allowed for selling and point of sale costs and have taken into account assumptions relating to the growth cycle for Barramundi which does not exceed 9 months.

Risk Management Strategy

We have a well developed and implemented risk management system for the recirculation aquaculture systems that hold all of our fish. There are a number of monitors which check that the appropriate water quality conditions are maintained, this is done several times on a daily basis. The staff are also well trained in observing the fish, the culture systems and the overall tank environment to maintain the fish in top condition and specially formulated diets are used to provide the fish with the best nutrition. There are back up generators and emergency oxygenation systems in place should there be a power failure or black out. An integrated maintenance and upgrade program is underway which keeps all the culture equipment and associated water treatment infrastructure in top working order. The crops are also covered by a stock insurance policy that covers the company for loss of fish stocks. Finally, many standard operating procedures, checklists, guidelines and operation limits have been developed and these are regularly reviewed and updated to keep all of the process systems running optimally.

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
8. PROPERTY, PLANT AND EQUIPMENT				
Land at cost	934,498	930,193	-	-
Buildings at cost	2,171,297	2,074,135	-	-
Accumulated depreciation	(248,017)	(179,696)	-	-
	1,923,280	1,894,439	-	-
Capital Works in progress	1,114,844	595,029	-	-
Plant and equipment at cost	1,251,722	186,921	7,065	4,011
Accumulated depreciation	(125,267)	(5,965)	(890)	(890)
	1,126,455	180,956	6,175	3,121
	5,099,077	3,600,617	6,175	3,121
Movement during the year				
Land at cost				
Carrying amount at beginning of year	930,193	933,333	-	-
Additions	-	-	-	-
Movement caused by foreign exchange	4,305	(3,140)	-	-
Carrying amount at end of year	934,498	930,193	-	-
Buildings at cost				
Carrying amount at beginning of year	1,894,439	2,026,792	-	-
Additions	93,161	-	-	-
Movement caused by foreign exchange	74,617	3,811	-	-
Depreciation	(138,937)	(136,164)	-	-
Carrying amount at end of year	1,923,280	1,894,439	-	-
Capital works in progress at cost				
Carrying amount at beginning of year	595,029	-	-	-
Additions	519,815	632,794	-	-
Movement caused by foreign exchange		(37,765)	-	-
Carrying amount at end of year	1,114,844	595,029	-	-
Plant and equipment at cost				
Carrying amount at beginning of year	180,956	30,042	3,121	-
Additions	1,065,801	168,230	3,054	4,011
Movement caused by foreign exchange	(1,000)	(11,863)	-	-
Depreciation	(119,302)	(5,453)	-	(890)
Carrying amount at end of year	1,126,455	180,956	6,175	3,121

Refer to note 12 for details relating to secured mortgage held by a bank over the freehold land and buildings noted above.

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
9. OTHER RECEIVABLES (Non Current)				
Loan to controlled entities	-	-	8,476,751	5,107,730
Allowance for diminution	-	-	(877,961)	(986,465)
	-	-	7,598,790	4,121,265

The loan to controlled entities is interest free and repayable on demand though is not expected to be repaid within 12 months.

10. INTERESTS IN SUBSIDIARIES

The parent entity has two wholly owned subsidiary companies being Australis Aquaculture LLC and Australis Aquaculture Holdings LLC. These companies are incorporated in the United States of America.

	Country of Incorporation	Percentage Owned 2006 %	Percentage Owned 2005 %	Investment 2006 $	Investment 2005 $
Australis Aquaculture LLC	USA	100%	100%	-	-
Australis Aquaculture Holdings LLC	USA	100%	100%	-	-

Australis Aquaculture Ltd is the ultimate Australian parent entity in the wholly owned group.

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
11. TRADE AND OTHER PAYABLES				
Trade creditors	393,935	311,334	11,827	43,298
Accruals	129,756	76,055	101,422	22,587
	523,691	387,389	113,249	65,885

Trade Creditors are generally paid with 30 days and do not attract any interest.

12. INTEREST BEARING LOANS AND BORROWINGS

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	PARENT ENTITY 2006 $	PARENT ENTITY 2005 $
(a) Current				
Lease Liabilities (i)	41,525	43,581	-	-
Short term borrowings (ii)	11,404	33,436	3,123	-
	52,929	77,017	3,123	-
(b) Non-current				
Lease Liabilities (i)	-	42,406	-	-
Borrowings (iii)	815,138	747,603	-	-
	815,138	790,009	-	-

The lease liability has a remaining term of 11 months before maturity, payments are made monthly and interest is charged at a rate of 12% (2005: 12%), please refer to note 23 for details on expenditure commitments associated with this finance lease.
Short term borrowings are generally repayable within 30 to 60 days and incur interest charges at a rate of 17.5% for balances that remain unpaid after the repayment date.
The bank loan has a 15 year term, however can be repaid in full from 28 July 2009, interest rate is charged at the prime rate plus 1%, the company is presently paying 7.25%, the interest rate is capped at 7.25%. The loan is secured against the land & buildings owned by the company (referred to in Note 8) where the Aquaculture Barramundi facility is located, Turners Falls, Massachusetts, USA.

	CONSOLIDATED		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
13. PROVISIONS				
Employees Entitlements	20,732	15,384	20,732	15,384

14. CONTRIBUTED EQUITY

	Consolidated/ Parent		Consolidated/ Parent	
Movement in ordinary shares on issue	2006 Number	2006 $	2005 Number	2005 $
Balance at beginning of period ordinary fully paid shares	54,537,114	10,218,641	24,006,333	2,106,328
Movements during the year: -				
Shares held on trust and issued on Initial Public offering in August 2004	-	-	-	(1,100,000)
Initial Public Offering @ $0.25	-	-	22,000,000	5,500,000
Issue of shares for Part Payment to Vendors of Aquaculture plant @ $0.25	-	-	1,304,461	326,115
Issue of shares to Sponsoring Stockbroker in lieu of services @ $0.25	-	-	500,000	125,000
Issue of shares for Part Payment to Vendors of Aquaculture plant @ $0.393	-	-	410,000	161,038
Fund raising Issue of Shares @ $0.60	-	-	6,100,000	3,660,000
Issue of shares for Final Payment to Vendors of Aquaculture plant @ $0.743	-	-	216,320	160,834
Private placement of shares @ $0.40	3,500,000	1,400,000	-	-
Less capital raising expenses	-	(70,092)	-	(720,674)
Balance at end of year	58,037,114	11,548,549	54,537,114	10,218,641

Each shareholder is entitled to receive notice of and attend and vote at general meetings of the company. At a general meeting, every shareholder present in person or by proxy, representative or attorney will have one vote on a show of hands and on a poll, one vote for each share held. Any shares which are not fully paid shall be entitled to a fraction of a vote equal to that proportion of a vote that the amount paid on the relevant share bears to the total issue price of the share.

Effective 1 July 1998, the corporations legislation in place abolished the concepts of authorised capital and par value shares. Accordingly the parent does not have authorised capital nor par value in respect of its issued shares.

Options on Issue

There were 6,180,000 unlisted options at the date of this report comprising the following:

- 5,000,000 (2005: 5,000,000) options exercisable at $0.30 expiring 30 June 2009 issued to Directors
- 430,000 (2005: 470,000) options exercisable at $0.40 expiring 30 August 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan
- 750,000 (2005: nil) options exercisable at $0.43 expiring 10 October 2008, issued to employees under the Australis Aquaculture Ltd Employee Share and Option Plan

Option holders do not have the right to participate in dividends or to vote at meetings of ordinary shareholders.

15. RESERVES

Employee Equity Benefits Reserve
This reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration.

Foreign Exchange Translation Reserve
This reserve presents the foreign exchange gain/loss on the translation of the subsidiaries from their functional currency (USD) to the presentation currency (AUD).

	2006 No	2005 No
16. EARNINGS PER SHARE		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	55,639,854	47,215,557

As at year end the options on issue are considered anti-dilutive and their inclusion would reduce the loss per share.

17. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group's principal financial instruments are cash, short term deposits and loans. The main purpose of these financial instruments is to provide working capital and raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Group's financial instruments are credit risk, interest rate risk and foreign exchange risk. The Board reviews and agrees policies for managing each of these risks.

(a) Credit Risk Exposure

The credit risk on financial assets of the company which have been recognised on the balance sheet is generally the carrying amount, net of any provisions for doubtful debts.

(b) Interest Rate Risk Exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

30 June 2006 *CONSOLIDATED*	Maturing < 1 year $	>1 to <2 Years $	>2 to <3 Years $	>3 to <4 Years $	>4 to <5 Years $	>5 Years $	Total $	Weighted Average Effective Interest Rate %
Financial Assets								
Floating Rate								
Cash	1,424,563	-	-	-	-	-	1,424,563	4.5%
Weighted Average Effective Interest Rate	4.5%	n/a	n/a	n/a	n/a	n/a		
Financial Liabilities								
Fixed Rate								
Finance lease liability	41,525	-	-	-	-	-	41,525	12%
Weighted Average Effective Interest Rate	12%	n/a	n/a	n/a	n/a	n/a		
Floating Rate								
Bank and other loans	11,404	-	-	-	-	815,138	826,542	7.15%
Weighted Average Effective Interest Rate	0%	n/a	n/a	n/a	n/a	7.25%		

16. FINANCIAL INSTRUMENTS (continued)

30 June 2005 *CONSOLIDATED*	Maturing < 1 year $	>1 to <2 Years $	>2 to <3 Years $	>3 to <4 Years $	>4 to <5 Years $	>5 Years $	Total $	Weighted Average Effective Interest Rate %
Financial Assets								
Floating Rate								
Cash	3,989,770	-	-	-	-	-	3,989,770	5.25%
Weighted Average Effective Interest Rate	5.25%	n/a	n/a	n/a	n/a	n/a		
Financial Liabilities								
Fixed Rate								
Finance lease liability	43,581	42,406	-	-	-	-	85,987	12%
Weighted Average Effective Interest Rate	12%	12%	n/a	n/a	n/a	n/a		
Floating Rate								
Bank and other loans	33,436	-	-	-	-	747,603	781,039	6.9%
Weighted Average Effective Interest Rate	0%	n/a	n/a	n/a	n/a	7.25%		

(c) Foreign Exchange Risk
The Group has operations in the US which carry receivables and payables in US dollars. These US dollar denominated financial instruments are not hedged.

(d) Net Fair Value of Financial Assets and Liabilities
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1. The interest rate of the non-current borrowings disclosed in note 11 (b) is capped at 7.25%. The interest rate currently paid on this loan is consistent with current market rates hence its carrying value is considered to be equal to its fair value.

	CONSOLIDATED 2006 $	2005 $	PARENT ENTITY 2006 $	2005 $
18. AUDITOR'S REMUNERATION				
Amounts received or due and receivable				
- auditing or reviewing the financial report	90,000	60,000	70,000	15,000
- other services:				
tax compliance	11,250	10,300	11,250	10,300
	101,250	70,300	81,250	25,300

19. DIRECTOR & EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

(i) Directors

Alistair Cowden	Chairman – resigned 6 July 2006
Joshua Goldman	Managing Director
Stewart Graham	Non-executive Director – appointed Chairman 6 July 2006
David O'Sullivan	Non-executive Director
Michael Cohen	Non-executive Director

(ii) Executives

Gabriel Chiappini	Company Secretary

Besides the changes noted above there were no other changes to key management personnel between the reporting date and the date the financial report was authorised for issue.

(b) Remuneration of Specified Directors and Specified Executives

The Company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 *Related Party Disclosures*. These remuneration disclosures are provided in the Remuneration Report of the Directors' Report designated as audited.

Remuneration by category

	CONSOLIDATED		PARENT ENTITY	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
Key Management Personnel				
Short-term	624,367	566,266	381,504	378,851
Post-employment	124,717	23,488	124,717	23,488
Share-based payment	10,118	-	10,118	-
	759,202	589,754	516,339	402,339

18. DIRECTOR & EXECUTIVE DISCLOSURES (Continued)

(c) Shareholdings of Key Management Personnel

	Held at 1 July 2005	Received on exercise of options	Other changes during the year	Held at 30 June 2006
Directors				
Alistair Cowden (resigned 6 July 2006)	3,100,000	-	-	3,100,000
Stewart Graham	7,900,000		(300,000)	7,600,000
Joshua Goldman	2,377,983	-	-	2,377,983
David O'Sullivan	2,600,000	-	-	2,600,000
Michael Cohen	-	-	53,536	53,536
Executives				
Gabriel Chiappini	-	-	-	-
Total	**15,977,983**		**(246,464)**	**15,624,447**

	Held at 1 July 2004	Received on exercise of options	Other changes during the year	Held at 30 June 2005
Directors				
Alistair Cowden	3,100,000	-	-	3,100,000
Stewart Graham	7,900,000	-	-	7,900,000
Joshua Goldman	2,377,983	-	-	2,377,983
David O'Sullivan	2,600,000	-	-	2,600,000
Executives				
Gabriel Chiappini	-	-	-	-
Total	**15,977,983**	-	-	**15,977,983**

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable that those the Group would have adopted if dealing at arm's length.

(d) Option holdings of Key Management Personnel

Key Management Personnel	Held at 1 July 2005	Granted as remuneration	Options exercised	Other changes	Held at 30 June 2006	Vested and exercisable at 30 June 2006
Directors						
Alistair Cowden	1,100,000	-	-	-	1,100,000	-
Stewart Graham	900,000	-	-	-	900,000	-
Joshua Goldman	2,000,000	-	-	-	2,000,000	-
David O'Sullivan	1,000,000	-	-	-	1,000,000	-
Michael Cohen	-	-	-	-	-	-
Executives						
Gabriel Chiappini	-	100,000	-	-	100,000	-
Total	**5,000,000**	**100,000**	-	-	**5,100,000**	-

18 DIRECTOR & EXECUTIVE DISCLOSURES (Continued)

(d) Option holdings of Key Management Personnel (continued)

Key Management Personnel	Held at 1 July 2004	Granted as remuneration	Options exercised	Other changes	Held at 30 June 2005	Vested and exercisable at 30 June 2005
Directors						
Alistair Cowden	1,100,000	-	-	-	1,100,000	-
Stewart Graham	900,000	-	-	-	900,000	-
Joshua Goldman	2,000,000	-	-	-	2,000,000	-
David O'Sullivan	1,000,000	-	-	-	1,000,000	-
Executives						
Gabriel Chiappini	-	-	-	-	-	-
Total	5,000,000	-	-	-	5,000,000	-

Loans to key management personnel
There were no loans to key management personnel during the period.

Other transactions and balances with key management personnel
There were no transactions or balances with key management personnel other than those disclosed in the remuneration report of the Director's Report.

Transactions with director related entities

During the period fees of $25,401 (2005: $30,094) were paid under normal terms and conditions to Dosaqua Pty Ltd, aquaculture consultants, of which Mr D O'Sullivan is a director and shareholder.

During the period no consulting fees (2005:$11,083) were paid to Aquatic Advisors, of which Mr J Goldman is a director and shareholder.

20. RELATED PARTY DISCLOSURES

Wholly owned group transactions

Loans from Australis Aquaculture Limited to wholly owned subsidiaries are repayable on demand, unsecured and interest free, though are not expected to be repaid within the next 12 months.

21. STATEMENT OF CASH FLOWS

a. Reconciliation of Cash

	CONSOLIDATED		PARENT ENTITY	
	2006 $	2005 $	2006 $	2005 $
Cash Balance comprises:				
Cash assets	1,424,563	3,989,770	1,321,790	3,933,277

b. Non cash financing and investing activities

	CONSOLIDATED		PARENT ENTITY	
	2006 $	2005 $	2006 $	2005 $
Acquisition of property, plant and equipment by means of the issue of fully paid ordinary shares (refer to note 13)	-	647,987	-	-
Payment of Placement fee by means of the issue of fully paid ordinary shares (refer to note 13)	-	125,000	-	125,000

22. SUBSEQUENT EVENTS

Subsequent to the end of the financial year the company has made the following significant announcements;

- The issue of 5,000,000 ordinary shares at $0.425 to raise $2.125m before expenses to institutional & sophisticated investors and professional investors from StateOne Stockbrokers Ltd.
- On 18 September 2006 Australis announced that the US Food and Drug Administration ("FDA") has granted the company an export license enabling Australis to begin selling its barramundi to the European market. Australis initiated the license application after receiving a number of enquiries from leading European wholesalers interested in supplying barramundi to their foodservice and retail customers.

Except for the matters noted above the Directors are not aware of any matter or circumstance that has significantly or may significantly affect the operations of the consolidated entity or the results of those operations, or the state of affairs of the company in subsequent financial years.

23. SEGMENT INFORMATION

The company operates in one industry, namely the aquaculture industry, in one geographical segment, namely the United States of America.

24. EXPENDITURE COMMITMENTS

Finance Leases

	CONSOLIDATED		PARENT ENTITY	
	2006 $	2005 $	2006 $	2005 $
Minimum lease payments:				
- Not later than one year	48,228	50,443	-	-
- Later than one year and not later than five years	-	46,239	-	-
Total minimum lease payments	48,228	96,682	-	-
- Future finance charges	(6,703)	(10,695)	-	-
- Lease liability	41,525	85,987	-	-
Current liability	41,525	43,581	-	-
Non current liability	-	42,406	-	-
	41,525	85,987	-	-

The finance commitment is for equipment used in the aquaculture plant. The lease matures on May 2007, the interest rate is 12%.

24. EMPLOYEE BENEFITS

Employee Share Option Plan (ESOP)

An employee share scheme has been established where the Company may, at the discretion of the board, grant options over the ordinary shares of Australis Aquaculture Limited to directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Australis Aquaculture Limited. The options cannot be transferred and will not be quoted on the ASX.

(a) ESOP Options granted during the reporting year

The following summarises information about options issued to employees during the financial year, there were no ESOP options issued prior to this allotment;

	2006	2005
Grant Date	10 October 2005	30 August 2004
Number	750,000	470,000
Vesting Date	10 March 2006	30 August 2005
Expiry Date	10 October 2008	30 August 2008
Weighted average exercise price	$0.43	$0.40

(b) ESOP Options exercised

There were no options exercised or forfeited during the year.

(c) ESOP Options held at the end of the reporting year

The following summarises information about options held by employees as at 30 June 2006;

Number of options	Grant Date	Vesting Date	Expiry Date	Weighted average exercise price
430,000 *(i)*	30 August 2004	30 August 2005	30 August 2008	$0.40
750,000	10 October 2005	10 March 2006	10 October 2008	$0.43

(i) During the year a total of 40,000 options were cancelled in accordance with the terms of the Employee Share Option Plan.

24. EMPLOYEE BENEFITS continued

The weighted average remaining contractual life for the share options outstanding as at 30 June 2006 is between 2 and 3 years (2005: 3 years). The weighted average fair value of options granted during the year was $75,887. The value attached to the options above relates only to the options that had vested as at balance date.

The fair value of equity-settled share options granted is estimated as at the date of grant or service provided using a black-scholes model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used for the years ended 30 June 2005 and 30 June 2006:

Valuation date	*10 Oct 05*	*30 Aug '04*
Volatility of stock (%)	36%	50%
Risk-free interest rate (%)	5.3%	5.3%
Expected life of options (years)	1.75	2.5
Option exercise price ($)	$0.43	$0.40
Weighted average share price at grant date ($)	$0.45	$0.43

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

Director Options

Options were issued to directors in June 2004 prior to the Initial Public Offering in July 2004, the options were granted to directors as part of their remuneration package and to reward the directors in joining the Australis board and committing to its growth strategy. The options, issued for nil consideration and were granted in accordance with performance guidelines established by the directors of Australis Aquaculture Limited. The options will not be quoted on the ASX.

(a) Director Options granted during the reporting year

There were no directors' options granted during the reporting year.

(b) Director Options exercised

There were no directors' options exercised during the year.

(c) Director Options held at the end of the reporting year

The following summarises information about options held by directors as at 30 June 2006:

Number of options	Grant Date	Vesting Date	Expiry Date	Weighted average exercise price
5,000,000	30 June 2004	30 June 2004	30 June 2009	$0.30

25. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 July 2005 and the significant accounting policies meeting those requirements are described in note 1. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS*.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 June 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Exemptions applied
AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively. The Group has taken the following exemption:

(i) Exemption from requirement to expense share-based payment transactions

The consolidated entity has adopted the share-based payments exemption and has applied AASB 2 "Share-Based Payments" only to equity instruments granted after 7 November 2002 that had not vested before 1 January 2005.

Impact of adoption of AIFRS
Set out below is a reconciliation of total equity as at 1 July 2004 and 30 June 2005 and loss attributable to members for the year ended 30 June 2005, between AGAAP and AIFRS.

(i) Reconciliation of total equity under AGAAP to AIFRS

	Consolidated		Parent Entity	
	30/06/05 $	1/07/04 $	30/06/05 $	1/07/04 $
Total equity under AGAAP	8,006,939	1,379,743	8,006,939	1,645,476
Share-based payment expense (a)	(39,306)	-	(39,306)	-
Option premium reserve (a)	39,306	-	39,306	-
Currency translation differences	(240,301)	-	-	-
Total equity under AIFRS	7,766,638	1,379,743	8,006,939	1,645,476

(ii) Reconciliation of accumulated loss under AGAAP to AIFRS

	Consolidated		Parent Entity	
	30/06/05 $	1/07/04 $	30/06/05 $	1/07/04 $
Total accumulated loss under AGAAP	(2,211,702)	(726,585)	(2,211,702)	(460,852)
Share-based payment expense (a)	(39,306)	-	(39,306)	-
Foreign Exchange gain/(loss) (b)	(198,020)	-	-	-
Total accumulated loss under AIFRS	(2,449,028)	(726,585)	(2,251,008)	(460,852)

(a) Share-based payment costs are charged to the income statement under AASB 2 "Share-based Payments", but not under AGAAP.
(b) Application of AASB 121 "Effects of Changes in Foreign Exchange Rates" to recognise the US subsidiaries functional currency.

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

AUSTRALIS AQUACULTURE LIMITED
ADDITIONAL ASX INFORMATION

DISTRIBUTION OF SHARES as at 26 September 2006

Distribution of holdings	Fully Paid Shares Number of holders
1-1,000	50
1,001 – 5,000	287
5,001 – 10,000	307
10,001 – 100,000	340
100,001 and over	49
	1,033

20 LARGEST SHAREHOLDERS as at 26 September 2006

Fully Paid Shares

Holder	Shares	%
Bulleen Pty Ltd (G S Graham Family A/C>	7,600,000	13.10
National Nominees Limited	6,852,600	11.81
Drumfochar Pty Ltd	3,000,000	5.17
David O'Sullivan Aquatrust A/C	2,500,000	4.31
Citicorp Nominees Pty Ltd	2,390,052	4.12
WSF Pty Ltd	2,358,693	4.06
RBC Dexia Investor Services Australia Nominees Pty Limited	2,354,200	4.06
Joshua Goldman	2,206,410	3.80
Mass Fin Tech LLC	1,726,781	2.98
JP Morgan Nominees Australia Ltd	1,021,500	1.76
Citicorp Nominees Pty Limited	800,000	1.38
State One Equities Pty Ltd	783,245	1.35
Boldbow Pty Ltd	744,401	1.28
Rosendorff Diamond Jewellers Pty Ltd	700,000	1.21
RBC Dexia Investor Services Australia Nominees Pty Limited	639,535	1.10
Mr Sam Hui Yang Lin	635,000	1.09
Mr Paul Robert Baster	600,000	1.03
William Paul Brooks	594,928	1.03
State One Holdings Pty Ltd	587,900	1.01
HYPERION FLAGSHIP INVESTMENTS LIMITED	570,000	0.98
	38,665,245	66.63

Unlisted Options

Holder	Options	%
Joshua Goldman	2,000,000	32
Alistair Cowden	1,100,000	18
David O'Sullivan	1,000,000	16
Stewart Graham	900,000	15
	5,000,000	81

AUSTRALIS AQUACULTURE LIMITED
ADDITIONAL ASX INFORMATION (Continued)

SUBSTANTIAL SHAREHOLDERS

	Fully Paid Shares	%	Options	%
Acorn Capital Limited	8,140,000	14.02	-	-
Bulleen Pty Ltd < G S Graham Family A/c>	7,900,000	13.10	900,000	14.56
Drumfrochar Pty Ltd	3,160,000	5.17	1,100,000	17.80

VOTING RIGHTS

Each shareholder is entitled to receive notice of and attend and vote at general meetings of the company. At a general meeting, every shareholder present in person or by proxy, representative or attorney will have one vote on a show of hands and on a poll, one vote for each share held. Any shares which are not fully paid shall be entitled to a fraction of a vote equal to that proportion of a vote that the amount paid on the relevant share bears to the total issue price of the share.

AUSTRALIS

AUSTRALIS

RECEIVED
2007 FEB 27 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX/MEDIA RELEASE

APPENDIX 3B & ISSUE OF SECONDARY TRADING NOTICE

3rd October 2006 Australis Aquaculture Limited ("Australis", ASX:AAQ): Further to the announcement made by Australis on 27 September 2006, please find below the company's secondary trading notice in relation to the 5,000,000 placement shares and please find attached Appendix 3B in relation to the placement shares.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. By the Company giving this notice, sale of the Securities noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby notifies ASX under paragraph 708A(5)(e) of the Act that:

a) the Company issued the Securities without disclosure to investors under Part 6D.2 of the Act;

b) as at 3 October 2006 the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

c) as at 3 October 2006 there is no information:

   (i) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

   (ii) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

      1) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

      2) the rights and liabilities attaching to the Securities.

- ENDS -

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234

Email: josh@australis.us

Australia – For compliance enquiries
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, MA, 90 minutes west of Boston. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management is propelling AAQ to expand more quickly, and at significantly lower cost.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.425
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	o automated fish processing line o barramundi hatchery upgrades o continuation of expansion feasibility and due diligence; and o working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 October 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	63,037,114	Ordinary Fully Paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 430,000 750,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary Date: 3 October 2006

Print name: GABRIEL CHIAPPINI

AUSTRALIS AQUACULTURE LIMITED

ACN 098 236 938

NOTICE OF ANNUAL GENERAL MEETING

PROXY FORM

EXPLANATORY MEMORANDUM

Date of Meeting
Monday, 27 November 2006

MEETING
9am WST

PLACE OF MEETING
Seminar Room
Podium Level
Central Park
152 – 158 St George's Terrace
Perth, Western Australia

This Notice of Annual General Meeting and Explanatory Memorandum should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given of the Annual General Meeting of Australis Aquaculture Limited ("**Company**" or "**Australis**") to be held at Seminar Room, Podium Level, Central Park, 152-158 St George's Terrace, Perth, Western Australia, on Monday, 27 November 2006 at 9am Western Standard Time, for the purpose of transacting the following business referred to in this Notice of Annual General Meeting.

An Explanatory Memorandum containing information in relation to the following Resolutions accompanies this Notice of Annual General Meeting.

AGENDA

ORDINARY BUSINESS

Annual Accounts

To receive and consider the Financial Report, the Directors' Report and Auditor's Report of the Company for the year ended 30 June 2006.

Resolution 1 – Remuneration Report

To consider, and if thought fit, to pass, with or without amendment, the following non binding resolution as an **ordinary resolution**:

> *"That shareholders adopt the Remuneration Report for the financial year ended 30 June 2006."*

Note: The vote on this resolution is advisory only and does not bind the Directors of the Company.

Resolution 2 – Re-election of Mr Garth Stewart Graham as a Director

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That Mr Garth Stewart Graham who retires by rotation in accordance with clause 13.2 of the Company's Constitution and who offers himself for re-election, be elected a Director of the Company."*

Resolution 3 – Election of Mr Michael Cohen as director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"That Mr Michael Cohen, having been appointed since the last annual general meeting, retires in accordance with clause 13.5 of the Constitution and being eligible, offers himself for election, be elected as a Director."*

SPECIAL BUSINESS

Resolution 4 – Ratification of Placement

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, pursuant to and in accordance with Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited and for all other purposes, the Company approve and ratify the issue of 5,000,000 Shares in the capital of the Company at an issue price of 42.5 cents each, as described in the Explanatory Memorandum accompanying this Notice of Annual General Meeting".*

The Company will disregard any votes cast on Resolution 4 by any person who participated in the issue and any person associated with those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5 – Grant of Options to Mr Joshua Goldman

To consider and, if thought fit, to pass with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That, for the purpose of section 208 of the Corporations Act and Listing Rules 7.1 and 10.14 and all other purposes, the Directors be and are hereby authorised to grant 2,500,000 Options, under the Company's Employee Share Option Plan for no consideration, to Mr Joshua Goldman (or his nominee), with 500,000 of these Options having an exercise price of 45 cents and being issued on the terms contained in Annexure A accompanying this Notice, 1,000,000 of these Options having an exercise price of 50 cents and being issued on the terms contained in Annexure B accompanying this Notice and 1,000,000 of these Options having an exercise price of 55 cents and being issued on the terms contained in Annexure C accompanying this Notice, with all Options expiring on 1 July 2010."*

The Company will, in accordance with section 224 of the Corporations Act, disregard any votes cast on Resolution 5 by Mr Joshua Goldman or any associate of Mr Joshua Goldman. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6 – Grant of Options to Mr Michael Cohen

To consider and, if thought fit, to pass with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That, for the purpose of section 208 of the Corporations Act and Listing Rules 7.1 and 10.14 and all other purposes, the Directors be and are hereby authorised to grant 500,000 Options under the Company's Employee Share Option Plan for no consideration, to Mr Michael Cohen (or his nominee), each with an exercise price of 50 cents and an expiry date of 1 July 2010 and being issued on the terms and conditions set out in Annexure D accompanying this Notice."*

The Company will, in accordance with section 224 of the Corporations Act, disregard any votes cast on Resolution 6 by Mr Michael Cohen or any associate of Mr Michael Cohen. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To deal with any other business which may be brought forward in accordance with the Constitution and the Corporations Act.

For the purposes of Resolutions 1 – 6, the following definitions apply:

*"**ASX**" means Australian Stock Exchange Limited;*

*"**Company**" means Australis Aquaculture Limited ACN 098 236 938;*

*"**Constitution**" means the Company's constitution, as amended from time to time;*

*"**Corporations Act**" means Corporations Act 2001 (Cth);*

*"**Directors**" means the Directors of the Company;*

*"**Listing Rules**" means the Listing Rules of the ASX;*

*"**Option**" means an option to acquire a Share; and*

*"**Shares**" means fully paid ordinary shares in the capital of the Company.*

By Order of the Board of Directors

____

Gabriel Chiappini
Company Secretary

17 October 2006

PROXIES

- Votes at the general meeting may be given personally or by proxy, attorney or representative.
- A shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at this meeting. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights.
- A proxy may but need not be a shareholder of the Company.
- The instrument appointing the proxy must be in writing, executed by the appointor or his attorney duly authorised in writing or, if such appointor is a corporation, either under seal or under hand of an officer of his attorney duly authorised.
- The instrument of proxy (and the power of attorney or other authority, if any, under which it is signed) must be lodged by person, post, courier or facsimile and reach the Registered Office of the Company at least 48 hours prior to the meeting. For the convenience of shareholders a Proxy Form is enclosed.

For the purposes of regulation 7.11.37 of the Corporations Regulations 2001, the Company determines that members holding ordinary shares at 9.00am WST on 25 November 2006 will be entitled to attend and vote at the Annual General Meeting.

Corporate Representatives

A corporation may elect to appoint a representative in accordance with the Corporations Act in which case the Company will require written proof of the representative's appointment which must be lodged with, or presented to the Company before the meeting.

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938

PROXY FORM

The Company Secretary
Australis Aquaculture Limited
c/- Computershare Services
GPO Box D182
PERTH WA 6840
Facsimile: (08) 9323 2033

I/We (name of shareholder) ....
of (address) ....
being a member/members of Australis Aquaculture Limited HEREBY APPOINT
(name) ....
of (address) ....
and/or failing him (name) ....
of (address) ....
or failing that person then the Chairman of the Annual General Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Seminar Room, Podium Level, Central Park, 152-158 St George's Terrace, Perth, Western Australia, on 27 November 2006 at 9am Western Standard Time and at any adjournment of the meeting.

Should you so desire to direct the Proxy how to vote, you should place a cross in the appropriate box below:

I/We direct my/our Proxy to vote in the following manner:

	For	Against	Abstain
Resolution 1 – Remuneration Report	☐	☐	☐
Resolution 2 – Re-election of Garth Stewart Graham as a Director	☐	☐	☐
Resolution 3 – Election of Michael Cohen as a Director	☐	☐	☐
Resolution 4 – Ratification of Placement	☐	☐	☐
Resolution 5 – Grant of Options to Mr Joshua Goldman	☐	☐	☐
Resolution 6 – Grant of Options to Mr Michael Cohen	☐	☐	☐

If no directions are given my proxy may vote as the proxy thinks fit or may abstain.

The Chairman intends to vote in favour of all Resolutions in relation to undirected proxies.

This Proxy is appointed to represent ____% of my voting right, or if 2 proxies are appointed Proxy 1 represents _____% and Proxy 2 represents ____% of my total votes
My total voting right is _______ shares

If the shareholder(s) is an individual:

Name: ________________________________

If the shareholder is a company:

Affix common seal (if required by Constitution)

________________________ ________________________

Director/Sole Director and Secretary Director/Secretary

Dated: 2006.

INSTRUCTIONS FOR APPOINTMENT OF PROXY

1. A shareholder entitled to attend and vote is entitled to appoint no more than two proxies to attend and vote at this Annual General Meeting as the shareholder's proxy. A proxy need not be a shareholder of the Company.

2. Where more than one proxy is appointed, each proxy must be appointed to represent a specific proportion of the shareholder's voting rights. If such appointment is not made then each proxy may exercise half of the shareholder's voting rights. Fractions shall be disregarded.

3. The proxy form must be signed personally by the shareholder or his attorney, duly authorised in writing. If a proxy is given by a corporation, the proxy must be executed under either the common seal of the corporation or under the hand of an officer of the company or its duly authorised attorney. In the case of joint shareholders, this proxy must be signed by at least one of the joint shareholders, personally or by a duly authorised attorney.

4. If a proxy is executed by an attorney of a shareholder, then the original of the relevant power of attorney or a certified copy of the relevant power of attorney, if it has not already been noted by the Company, must accompany the proxy form.

5. To be effective, forms to appoint proxies must be received by the Company no later than 48 hours before the time appointed for the holding of this Annual General Meeting (that is, by 9am WST on 25 November 2006), by person, post or facsimile to the address or facsimile number stipulated in this proxy form.

6. If the proxy form specifies a way in which the proxy is to vote on any of the resolutions stated above, then the following applies:

   (a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way;

   (b) if the proxy has 2 or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands;

   (c) if the proxy is Chairperson, the proxy must vote on a poll and must vote that way; and

   (d) if the proxy is not the Chairperson, the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

   If a proxy is also a shareholder, the proxy can cast any votes the proxy holds as a shareholder in any way that the proxy sees fit.

7. The Chairman intends to vote in favour of all resolutions in relation to undirected proxies.

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide shareholders with sufficient information to assess the merits of the Resolutions contained in the accompanying Notice of Annual General Meeting of Australis.

The Directors recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

RESOLUTION 1 – REMUNERATION REPORT

Section 298 of the Corporations Act requires that the annual Directors' Report contain a Remuneration Report prepared in accordance with section 300A of the Corporations Act.

By way of summary, the Remuneration Report:

(a) discusses the Company's policy and the process for determining the remuneration of its executive officers; and

(b) sets out remuneration details for each Director of the Company named in the Remuneration Report for the financial year ended 30 June 2006.

Section 250R(2) of the Corporations Act requires companies to put a resolution to their members that the Remuneration Report be adopted. Pursuant to section 250R(3), the vote on this resolution is advisory only and does not bind the Board or the Company.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

RESOLUTION 2 – RE-ELECTION OF GARTH STEWART GRAHAM AS A DIRECTOR

Resolution 2 seeks approval for the re-election of Mr Garth Stewart Graham as a Director with effect from the end of the Meeting.

Clause 13.2 of the Constitution provides that at each Annual General Meeting one-third of the Directors or, if their number is not a multiple of three, then such number as is appropriate to ensure that no Director holds office for more than 3 years, shall retire from office.

Mr Graham retires from office in accordance with this requirement and submits himself for re-election.

RESOLUTION 3 – APPOINTMENT OF MICHAEL COHEN AS DIRECTOR

Resolution 3 is an ordinary resolution and provides for confirmation of the appointment of Mr Michael Cohen to the Board pursuant to the Constitution.

Pursuant to clause 13.5 of the Constitution, the Directors may appoint any person to be a Director, either as an addition to the existing Directors or to fill a casual vacancy. However,

under clause 13.5, any such appointment terminates at the next annual general meeting following the appointment and the person so appointed is eligible for election to the office of a Director at that annual general meeting.

Mr Cohen was appointed as a Director of the Company on 6 June 2006 by the Board.

Michael Cohen founded Lightlife Foods, Inc., the leading developer, manufacturer, and marketer of premium refrigerated soy-based meat alternative products in the United States. During Mr Cohen's tenure as their CEO, Lightlife was the category market leader in both natural foods and mass market, with a 2000 market share of 46% and 51% respectively. Between 1996 and 2000, Lightlife enjoyed a compound annual growth rate of over 30%. With pre-tax profits of 11 percent, Lightlife was also an extremely profitable specialty food manufacturer. In 2000, with sales of $22 million, Lightlife was acquired by ConAgra Foods, a Fortune 100 company with sales in excess of $29 billion.

As CEO of Lightlife Foods, Mr Cohen was responsible for strategic planning, banking and financial relationships, financing, new product development, co-directing marketing, internal and external company policies, legal affairs, and long-term growth and development.

RESOLUTION 4 – RATIFICATION OF SHARE ISSUE

On 27 September 2006, the Company announced to ASX the placement of 5,000,000 Shares to institutional and private broker clients at an issue price of 42.5 cents per Share to raise a total of $2,125,000, less costs.

Listing Rule 7.4

Listing Rule 7.4 permits the ratification of previous issues of securities made without prior shareholder approval, provided the issue did not (at the time) breach the 15% threshold set by Listing Rule 7.1. The effect of such a ratification is to restore a company's maximum discretionary power to issue further shares up to 15% of the issued capital of the company without requiring shareholder approval.

Information for shareholders

The following information is provided to shareholders for the purposes of Listing Rule 7.5:

1. the number of Shares validly allotted under Listing Rule 7.1 was 5,000,000;
2. the price at which the Shares were allotted was 42.5 cents each;
3. the Shares allotted were fully paid ordinary shares which rank equally with all other fully paid ordinary shares on issue;
4. the Shares were issued to various Australian institutional and private broker clients as managed by State One Stockbroking Limited; and
5. the funds are being allocated to the development of an automated fish processing line at the US Turners Falls operations, barramundi hatchery upgrades, continuing expansion feasibility studies and working capital.

RESOLUTIONS 5 AND 6 - GRANT OF OPTIONS TO MESSRS JOSHUA GOLDMAN AND MICHAEL COHEN

Introduction

Resolution 5 seeks Shareholder approval for the proposed grant of 2,500,000 Options to Mr Joshua Goldman, who is the Company's recently appointed Managing Director. Prior to this appointment, Mr Goldman was the Company's US Executive Director. The Company considers Mr Goldman's appointment as Managing Director is consistent with the Company's strategy to focus on increasing revenue and expanding operations in the US.

Resolution 6 seeks Shareholder approval for the proposed grant of 500,000 Options to Mr Michael Cohen, who is a recently appointed non-executive Director. Mr Cohen's appointment is consistent with the Company's objective to strengthen its US presence, as Mr Cohen was founder and chief executive officer of Lightlife Foods, one of the US' most successful natural products manufacturers.

The grant of the Options is designed to encourage the performance of Messrs Goldman and Cohen (together the "**Nominated Directors**").

Terms of the Options to Mr Goldman (Resolution 5)

The Options to be issued to Mr Joshua Goldman will be issued on the same day (subject to shareholder approval being obtained) but in 3 separate tranches (A, B and C) as follows:

- 500,000 tranche A Options with an exercise price of 45 cents and exercisable from the date of grant until 1 July 2010 and otherwise granted on the terms as set out in Annexure A;
- 1,000,000 tranche B Options with an exercise price of 50 cents and exercisable from 1 July 2007 until 1 July 2010. These Options, however, will only be exercisable if the total audited revenue received by the Company for the financial year ending 30 June 2007, including the net fair value of fish stocks that are booked as income, exceeds $A6,500,000. These Options are otherwise granted on the terms as set out in Annexure B;
- 1,000,000 tranche C Options with an exercise price of 55 cents and exercisable from 1 July 2008 until 1 July 2010. These Options, however, will only be exercisable if the total audited revenue received by the Company for the financial year ending 30 June 2008, including the net fair value of fish stocks that are booked as income, exceeds $A7,700,000. These Options are otherwise granted on the terms as set out in Annexure C; and

No Option issued under any of the tranches may be exercised unless in the 5 trading days prior to the proposed date of exercise, the volume weighted average closing price of the Shares as quoted on the ASX exceeds the exercise price for the Options sought to be exercised by at least 5 cents.

Terms of the Options to Mr Cohen (Resolution 6)

The Options to be issued to Mr Michael Cohen will have an exercise price of 50 cents and will be exercisable from the date of grant until 1 July 2010 provided that no Option may be exercised unless in the 5 trading days prior to the proposed date of exercise, the volume weighted average closing price of the Shares as quoted on the ASX exceeds the exercise price for the Options of 50 cents by at least 5 cents. The Options are otherwise granted on the terms as set out in Annexure D to this Explanatory Memorandum.

Terms of Options generally

The proposed grant of the Options to Messrs Goldman and Cohen will be subject to the terms of the Company's Employee Share Option Plan ("**Plan**"). If, however, there is any inconsistency between the terms of the Options as set out in Annexures A to D and the Plan, the terms as set out in Annexures A to D prevail to the extent of the inconsistency.

Under the Company's current circumstances, it is considered that the incentives to the Nominated Directors represented by the grant of the Options are a cost effective and efficient reward and incentive for the Company, as opposed to alternative forms of incentive, such as the payment of cash compensation. The Nominated Directors agree that it is preferable for the Company that each of them be provided this reward and incentive by way of securities in the Company, rather than by way of cash.

In considering whether to approve of Resolution 5 for the issue of Options to Mr Goldman, shareholders should note the following:

- Mr Goldman was appointed managing director on 6 June 2006 and at that time, the average closing price of the Shares in the 90 days prior to that date as quoted on the ASX was 37 cents;

- That the options proposed to be issued include:

    - staged exercise prices;

    - performance benchmarks to be achieved before the Options are able to be exercised; and

    - a minimum trading price at which Shares must be trading prior to any exercise of the Options.

The number of Options to be granted, and the terms on which they are being granted, to Messrs Goldman and Cohen have been determined based upon the Directors' wish to ensure that the remuneration offered is competitive with market standards. The Directors have generally reviewed a selection of comparable companies to determine market conditions generally and consider the proposed number of Options to be granted will ensure that Messrs Goldman's and Cohen's overall remuneration is in line with market standards.

Related Party Transactions

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provision; or

(b) shareholder approval is obtained prior to the giving of the financial benefit and the benefit is given within 15 months after obtaining such approval.

Resolutions 5 and 6 provide for the grant of Options to the Nominated Directors which is a financial benefit for the purposes of Chapter 2E of the Corporations Act. For the purposes of Chapter 2E, the Nominated Directors are therefore each a related party of the Company.

In accordance with section 219 of the Corporations Act, the following information is provided to Shareholders:

(a) The related parties to whom the proposed Resolutions would permit the financial benefit to be given are as follows:

Name	Options
Mr Joshua Goldman (or his nominee)	2,500,000
Mr Michael Cohen (or his nominee)	500,000
TOTAL	**3,000,000**

(b) The nature of the financial benefit proposed to be given:

The nature of the financial benefit proposed to be given is the grant of the Options for no consideration on the terms and conditions set out in Resolutions 5 and 6 and Annexures A to D to this Explanatory Memorandum.

(c) Directors' recommendation:

All Directors were available to consider Resolutions 5 and 6.

Messrs David O'Sullivan, Garth Stewart Graham and Michael Cohen (who do not have an interest in Resolution 5) recommend that the Shareholders approve the grant of Options under Resolution 5 to Mr Goldman for the reasons outlined above. Mr Goldman declined to make a recommendation to Shareholders in respect of Resolution 5 as he has a material personal interest in the outcome of the Resolution by virtue of the proposed grant of Options to him or his nominee.

Messrs Joshua Goldman, David O'Sullivan and Garth Stewart Graham (who do not have an interest in Resolution 6) recommend that the Shareholders approve the grant of Options under Resolution 6 to Mr Cohen for the reasons outlined above. Mr Cohen declined to make a recommendation to Shareholders in respect of Resolution 6 as he has a material personal interest in the outcome of

the Resolution by virtue of the proposed grant of Options to him or his nominee.

Shareholders should note that for the reasons noted above and below, it is proposed to grant Options to Mr Cohen, a non-executive Director, notwithstanding Guideline 9.3 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, which guideline provides that non-executive directors should not receive options.

(d) Other information that is reasonably required by Shareholders to make a decision whether it is in the best interests of the Company to pass Resolutions 5 and 6 that is known to the Company or any of its Directors:

(i) The proposed Resolutions would have the effect of giving power to the Directors to grant up to 3,000,000 Options on the terms and conditions as set out in Resolutions 5 and 6 and Annexures A to D to this Explanatory Memorandum. The Company presently has 63,037,114 Shares and 6,180,000 unlisted Options on issue.

(ii) If any Options granted as proposed are exercised, the effect would be to dilute the shareholding of existing Shareholders. Assuming all Options and all existing options are also exercised, the total dilution would be approximately 14.56%. The market price of the Shares during the period of the Options will normally determine whether or not option holders exercise the Options. At the time any Options are exercised and Shares are issued pursuant to the exercise of the Options, the Shares may be trading on ASX at a price which is higher than the exercise price of the Options.

(iii) As at the date of this Notice, the Nominated Directors and their associates have relevant interests in securities in the Company as follows:

Name	Number of Shares	Number of Options
Mr Joshua Goldman	2,377,983	2,000,000[1]
Mr Michael Cohen	53,536	Nil

Notes:

1. These unlisted Options are exercisable at 30 cents each on or before 25 March 2009.

(iv) Mr Goldman and Mr Cohen will be receiving the following remuneration for their roles as Managing Director and non-executive Director respectively, plus compulsory superannuation contributions in accordance with the Superannuation Guarantee legislation and including the value of Options proposed to be issued under Resolutions 5 and 6:

Name	Base salary/fees p.a. (USD)	Value of Options (AUD)+	Total Financial Benefit (AUD)^
Mr Joshua Goldman	USD$160,000	AUD$496,419	AUD$709,795
Mr Michael Cohen	USD$20,000	AUD$96,873	AUD$123,539

^ Using a USD$: AUD$ exchange rate of $0.75

+ Value of the Options to be issued under Resolutions 5 and 6 as determined by the Company's advisers and based on an underlying share price of 51 cents (ie. Scenario A - see valuation explanation below)

(v) The following table gives details of the highest, lowest and latest price of the Company's Shares trading on the Australian Stock Exchange Limited over the past 12 months ending on 16 October 2006:

Security	**Highest Price**	**Date of highest price**	**Lowest Price**	**Date of lowest price**	**Latest Price on 16 October 2006**
Shares	56.5 cents	16 January 2006	35 cents	13/6/06, 14/6/06, 15/6/06, 16/6/06, 10/7/06, 11/7/06, 12/7/06 and 13/7/06	56.5 cents

(vi) Under the Australian Equivalent of IFRS, the Company is required to expense the value of the Options in its balance sheet for the current financial year. Other than as disclosed in this Explanatory Memorandum, the Directors do not consider that from an economic and commercial point of view, there are any costs or detriments including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in granting the Options pursuant to the Resolutions.

Valuation of the Options

The Company's advisers have undertaken a valuation of the Options to be issued under Resolutions 5 and 6 to Messrs Goldman and Cohen.

Because the Options are American call options, in that they can be exercised at any time during the period, unlike an European option that can only be exercised on expiry, the adviser's valuation has been undertaken using the Binomial Option Pricing Model (**"the Binomial Model"**). The acceptance of this model is due to its derivation being grounded in economic theory. The value of an option calculated by the Binomial Model is a function of a number of variables. The adviser's assessment of the indicative value of the proposed Options has been prepared based on various scenarios (being Scenarios A, B and C), using the following variables:

- The underlying share price under Scenario A is based on the last sale price of an AAQ share as at 12 October 2006, being 51 cents. The underlying share price under Scenario B is 5 cents lower at 46 cents, and the underlying share price under Scenario C is 5 cents higher at 56 cents;

- The issue date of the Options is assumed to be the date of the Annual General Meeting, being 27 November 2006;

- In accordance with the terms and conditions of the Options, of the 2,500,000 Options to be issued to Mr Goldman (**"Goldman Options"**), 500,000 of the options vest immediately (**"Goldman Tranche 1"**), with 1,000,000 vesting on 1 July 2007 (**"Goldman Tranche 2"**) and a further 1,000,000 on 1 July 2007 (**"Goldman Tranche 3"**). The number of options that ultimately vest is dependant on certain non-market based conditions. Consistent with AASB 2 Share-based Payments, a non-market condition is taken into account by estimating the extent of forfeiture based on failure to vest, and then adjusting the number of equity instruments recognised accordingly (rather than attempting to reflect these in the option pricing model). If the estimates differ from actual experience, adjustments to actual are required so that the cumulative expense recognised over the vesting period reflects the number of instruments that actually vest;

- In accordance with the terms and conditions of the Options, all of the 500,000 options to be issued to Mr Michael Cohen (**"Cohen Options"**) vest immediately;

- The expiry date for the Goldman Options and the Cohen Options is 1 July 2010;

- The exercise price of the Goldman Tranche 1, Goldman Tranche 2 and Goldman Tranche 3 is 45 cents, 50 cents and 55 cents respectively;

- The exercise price of the Cohen Options is 50 cents;

- A volatility factor of 50% (in determining a volatility factor for the Company, the Company's advisers had regard to the Company's volatility factors over the previous two years);

- The risk free rate is the implied yield on zero-coupon Australian government bonds, at 10 October 2006, continuously compounded, corresponding to the expected life of the Option, being 5.8;
- The expected dividend yield of 0% based on an instruction made to the adviser that the Company does not intend to pay dividends over the expected life of the Options;
- In considering an expected life for the Options, the advisers noted the practical difficulty of estimating how long an option is likely to be held before being exercised. In determining the expected life for the Options, they considered the following:
    - Based on the Company's share price as at 10 October 2006, the Goldman Tranche 1, Goldman Tranche 2 and Cohen Options were in the money;
    - The Goldman Tranche 3 options were out-of-the-money;
    - It is unlikely that the Options will be exercised immediately on the date they can be exercised due to the negative market sentiment generally associated with early exercise (as the Options are held by Directors); and
    - The Options are non-transferable.

  Based on the above, the advisers assumed the expected life of the Options to be three quarters between the earliest date the Option can be exercised and the expiry date.

The Binomial Model relies upon the following assumptions:

- There are no transaction costs: options and shares are infinitely divisible; and information is available to all without cost:
- Short selling is allowed without restriction or penalty;
- The risk free interest rate is known and constant throughout the duration of the option contract;
- The volatility of the underlying asset is constant and is defined as the standard variation of the stock price movement;
- Asset trades are continuous over time; and
- Share prices behave in a manner consistent with a random walk in continuous time.

For the purpose of the indicative valuation, the Company's advisers did not take into account any performance hurdles required to be meet before the Options could be exercised (these performance hurdles are described above in this Explanatory Memorandum).

Using the abovementioned variables, the Binomial Model calculates the indicative value of the Goldman Options and Cohen Options in the table below:

Description	Underlying Share Price	Binomial Model Option Value	Number of Options	Total value of Options
Scenario A				
Goldman Tranche 1	$0.51	$0.213	500,000	$106,434.08
Goldman Tranche 2	$0.51	$0.199	1,000,000	$198,984.60
Goldman Tranche 3	$0.51	$0.191	1,000,000	$191,042.51
Cohen Options	$0.51	$0.194	500,000	$96,872.60
				$593,333.79
Scenario B				
Goldman Tranche 1	$0.46	$0.175	500,000	$87,552.56
Goldman Tranche 2	$0.46	$0.163	1,000,000	$163,029.90
Goldman Tranche 3	$0.46	$0.156	1,000,000	$156,469.23
Cohen Options	$0.46	$0.158	500,000	$79,041.53
				$486,093.22
Scenario C				
Goldman Tranche 1	$0.56	$0.252	500,000	$126,215.33
Goldman Tranche 2	$0.56	$0.237	1,000,000	$236,833.53
Goldman Tranche 3	$0.56	$0.228	1,000,000	$227,523.28
Cohen Options	$0.56	$0.231	500,000	$115,686.04
				$706,258.18

Any change in the variables applied in the Binomial Model between the date the valuation was made (being 13 October 2006) and the date the Options are granted would have an impact on their value.

Other information

Other than as disclosed in this Explanatory Memorandum, neither the Directors nor the Company are aware of any information that would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by the proposed Resolutions.

Listing Rule 10.14

The Options are to be issued pursuant to the Plan. The terms of the Plan were announced to the ASX on 30 July 2004.

Listing Rule 10.14 broadly requires shareholders' approval by ordinary resolution to any issue by a listed company of securities to a related party under an employee incentive scheme. Accordingly, Listing Rule 10.14 requires shareholders to approve the issue of Options under the Plan to the Nominated Directors.

Additional Information

For the purposes of Listing Rule 10.15, the following information is provided to shareholders with respect to Resolutions 5 and 6:

(a) the Options will be granted to the Nominated Directors, or their nominees;

(b) the maximum number of Options to be issued pursuant to Resolution 5 is 2,500,000 and the maximum number of Options to be issued pursuant to Resolution 6 is 500,000;

(c) under Resolution 5, 2,500,000 Options will be issued to Mr Goldman with 500,000 Options issued under the terms contained in Annexure A, 1,000,000 Options issued under the terms contained in Annexure B, and 1,000,000 Options issued under the terms contained in Annexure C. Under Resolution 6; 500,000 Options will be issued to Mr Cohen under the terms contained in Annexure D;

(d) the Options will be granted for no consideration;

(e) no funds will be raised by the grant of the Options;

(f) all Directors, or their permitted nominees, are entitled to participate in the Plan but for the purposes of Resolutions 5 and 6 at this time the Company is only seeking to grant Options to the Nominated Directors;

(g) no Directors, or their permitted nominees, have received any Options under the Plan; and

(h) the Options will be granted on a date, being no later than 12 months after the date shareholder approval is obtained for Resolutions 5 and 6.

GLOSSARY

In this Explanatory Memorandum, the following terms have the following meanings unless the context otherwise requires:

ASX	means Australian Stock Exchange Limited.
Board	means the board of Directors of the Company.
Company or Australis	means Australis Aquaculture Limited (ACN 098 236 938).
Constitution	means the constitution of the Company.
Corporations Act	means the Corporations Act 2001 (Cth).
Director	means a director of the Company.
Listing Rules	means the Listing Rules of the ASX.

Meeting	means the annual general meeting the subject of the Notice.
Notice	means the notice of annual general meeting which accompanies this Explanatory Memorandum.
Plan	means the Company's employee share option plan as announced to the ASX on 30 July 2004.
Resolution	means a resolution proposed pursuant to the Notice.
Share	means a fully paid ordinary share in the capital of the Company.

ANNEXURE A

TERMS AND CONDITIONS OF OPTIONS (TRANCHE A) – MR JOSHUA GOLDMAN

The terms and conditions of the Options (Tranche A) are:

1. The Options shall expire on 1 July 2010 ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on the date of grant of the Options and on or before 5.00 pm WST on the Expiry Date, provided that the volume weighted average closing sale price of the Shares in the 5 trading days prior to the date of exercise, as quoted on the ASX, exceeds 50 cents.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 45 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue, of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If Joshua Goldman's employment with the Company ceases or is terminated for any reason the Options may be exercised by the Option holder (or the holder's legal personal representative(s)) within 30 days of the cessation or termination of Mr Goldman's employment with the Company provided that:

(a) the Options have not expired under condition 1; and

(b) the Options are entitled to be exercised pursuant to condition 2.

If the Option is not exercised within the 30 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending no later than the Expiry Date) as the Board decides.

16. Notwithstanding any other terms and conditions, all Options may be exercised:

(a) during a Bid Period;

(b) at any time after a Change in Control Event has occurred; or

(c) on an application under section 411 of the Corporations Act if a court orders a meeting to be held concerning a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

17. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules.

18. The Options are otherwise issued pursuant to the terms of the Plan except where those terms are inconsistent with these terms in which case these terms apply.

19. In these terms and conditions:

"ASX" means Australian Stock Exchange Limited;

"Bid Period" in relation to a takeover bid in respect of Shares in the Company, means the period referred to in the definition of that expression in section 9 of the Corporations Act provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the Bid Period shall be deemed to have commenced at the time of that announcement;

"Board" means the board of directors of the Company;

"Business Day" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"Change of Control Event" means a shareholder, or a group of associated shareholder, becoming entitled to sufficient Shares in the Company to give it or them the ability and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board;

"CHESS" means the Clearing House Electronic Sub-Register System;

"Company" means Australis Aquaculture Limited;

"Listing Rules" means the Official Listing Rules of ASX as they apply to the Company;

"Option" means an option to acquire one Share;

"Option holder" means Joshua Goldman or his nominee (in the event Mr Goldman directs that the Options be issued to his nominee);

"Plan" means the Company's employee share option plan as announced to the ASX on 30 July 2004; and

"Share" means a fully paid ordinary share in the capital of the Company.

ANNEXURE B

TERMS AND CONDITIONS OF OPTIONS (TRANCHE B) – MR JOSHUA GOLDMAN

The terms and conditions of the Options (Tranche B) are:

1. The Options shall expire on 1 July 2010 ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on 1 July 2007 and on or before 5.00 pm WST on the Expiry Date, provided that:

   (a) the volume weighted average closing sale price of the Shares in the 5 trading days prior to the date of exercise, as quoted on the ASX, exceeds 55 cents; and

   (b) the total audited revenue received by the Company for the financial year ending 30 June 2007, including the net fair value of fish stocks that are booked as income, exceeds $A6,500,000.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 50 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue, of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If Joshua Goldman's employment with the Company ceases or is terminated for any reason the Options may be exercised by the Option holder (or the holder's legal personal representative(s)) within 30 days of the cessation or termination of Mr Goldman's employment with the Company provided that:

(a) the Options have not expired under condition 1; and

(b) the Options are entitled to be exercised pursuant to condition 2.

If the Option is not exercised within the 30 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending no later than the Expiry Date) as the Board decides.

16. Notwithstanding any other terms and conditions, all Options may be exercised:

(a) during a Bid Period;

(b) at any time after a Change in Control Event has occurred; or

(c) on an application under section 411 of the Corporations Act if a court orders a meeting to be held concerning a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

17. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules.

18. The Options are otherwise issued pursuant to the terms of the Plan except where those terms are inconsistent with these terms in which case these terms apply.

19. In these terms and conditions:

"**ASX**" means Australian Stock Exchange Limited;

"**Bid Period**" in relation to a takeover bid in respect of Shares in the Company, means the period referred to in the definition of that expression in section 9 of the Corporations Act provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the Bid Period shall be deemed to have commenced at the time of that announcement;

"**Board**" means the board of directors of the Company;

"**Business Day**" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"**Change of Control Event**" means a shareholder, or a group of associated shareholder, becoming entitled to sufficient Shares in the Company to give it or them the ability and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board;

"**CHESS**" means the Clearing House Electronic Sub-Register System;

"**Company**" means Australis Aquaculture Limited;

"**Listing Rules**" means the Official Listing Rules of ASX as they apply to the Company;

"**Option**" means an option to acquire one Share;

"**Option holder**" means Joshua Goldman or his nominee (in the event Mr Goldman directs that the Options be issued to his nominee);

"**Plan**" means the Company's employee share option plan as announced to the ASX on 30 July 2004; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

ANNEXURE C

TERMS AND CONDITIONS OF OPTIONS (TRANCHE C) – MR JOSHUA GOLDMAN

The terms and conditions of the Options (Tranche C) are:

1. The Options shall expire on 1 July 2010 ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on 1 July 2008 and on or before 5.00 pm WST on the Expiry Date, provided that:

   (a) the volume weighted average closing sale price of the Shares in the 5 trading days prior to the date of exercise, as quoted on the ASX, exceeds 60 cents; and

   (b) the total audited revenue received by the Company for the financial year ending 30 June 2008, including the net fair value of fish stocks that are booked as income, exceeds $A7,700,000.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 55 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = \frac{O - E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue, of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If Joshua Goldman's employment with the Company ceases or is terminated for any reason the Options may be exercised by the Option holder (or the holder's legal personal representative(s)) within 30 days of the cessation or termination of Mr Goldman's employment with the Company provided that:

(a) the Options have not expired under condition 1; and

(b) the Options are entitled to be exercised pursuant to condition 2.

If the Option is not exercised within the 30 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending no later than the Expiry Date) as the Board decides.

16. Notwithstanding any other terms and conditions, all Options may be exercised:

(a) during a Bid Period;

(b) at any time after a Change in Control Event has occurred; or

(c) on an application under section 411 of the Corporations Act if a court orders a meeting to be held concerning a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

17. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules.

18. The Options are otherwise issued pursuant to the terms of the Plan except where those terms are inconsistent with these terms in which case these terms apply.

19. In these terms and conditions:

"**ASX**" means Australian Stock Exchange Limited;

"**Bid Period**" in relation to a takeover bid in respect of Shares in the Company, means the period referred to in the definition of that expression in section 9 of the Corporations Act provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the Bid Period shall be deemed to have commenced at the time of that announcement;

"**Board**" means the board of directors of the Company;

"**Business Day**" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"**Change of Control Event**" means a shareholder, or a group of associated shareholder, becoming entitled to sufficient Shares in the Company to give it or them the ability and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board;

"**CHESS**" means the Clearing House Electronic Sub-Register System;

"**Company**" means Australis Aquaculture Limited;

"**Listing Rules**" means the Official Listing Rules of ASX as they apply to the Company;

"**Option**" means an option to acquire one Share;

"**Option holder**" means Joshua Goldman or his nominee (in the event Mr Goldman directs that the Options be issued to his nominee);

"**Plan**" means the Company's employee share option plan as announced to the ASX on 30 July 2004; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

ANNEXURE D

TERMS AND CONDITIONS OF OPTIONS–

MR MICHAEL COHEN

The terms and conditions of the Options are:

1. The Options shall expire on 1 July 2010 ("**Expiry Date**").

2. Options may be exercised at any time on or after 9.00 am WST on the date of grant of the Options and on or before 5.00 pm WST on the Expiry Date, provided that the volume weighted average closing sale price of the Shares in the 5 trading days prior to the date of exercise, as quoted on the ASX, exceeds 55 cents.

3. The Options may be exercised in whole or in part.

4. The exercise price of each Option is 50 cents ("**Exercise Price**").

5. The Options are not transferable except with the prior approval of the Board.

6. A notice under CHESS instead of a certificate will be issued for the Options. On the reverse side of the notice there will be endorsed a statement of rights of the Option holder and a notice of exercise of option that is to be completed when exercising the Options. If there is more than one Option comprised in this notice and prior to the Expiry Date those Options are exercised in part the Company will issue another notice for the balance of the Options held and not yet exercised.

7. The Option holder will be permitted to participate in any new pro-rata issue of securities of the Company on the prior exercise of the Options in which case, the Option holder will be afforded the period of at least 10 Business Days prior to and inclusive of the books closing date (to determine entitlements to the issue) to exercise the Options.

8. In the event of any reconstruction (including consolidation, subdivisions, reduction or return) of the authorised or issued capital of the Company, all rights of the Option holder shall be reconstructed (as appropriate) in accordance with the Listing Rules.

9. The Options will not give any right to participate in dividends until Shares are allotted pursuant to the exercise of the relevant Options.

10. In the case of any entitlements issue (other than a bonus issue) the Exercise Price of the Option may be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

O' = the new Exercise Price of the Option.

O = the old Exercise Price of the Option.

E = the number of underlying securities into which one Option is exercisable.

P = the average market price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price for a security under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the number of securities with rights or entitlements that must be held to receive a rights to one new security.

11. The number of Shares to be issued pursuant to the exercise of Options will be adjusted for bonus issues made prior to exercise of Options. The effect will be that upon exercise of the Options the number of Shares received by the Option holder will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the books closing date for bonus issues. The Exercise Price of the Options shall not change as result of any such bonus issue.

12. The Company shall notify the Option holder and the ASX within one month after the books closing date for a pro-rata bonus or cash issue, of the adjustment to the number of Shares over which the Option exists and/or the adjustment to the Exercise Price.

13. Subject to these terms and conditions, each Option shall confer the right to take up one fully paid ordinary Share in the Company.

14. If Mr Cohen's appointment as a Director with the Company ceases or is terminated for any reason the Options may be exercised by the Option holder (or the holder's legal personal representative(s)) within 30 days of the cessation or termination of Mr Cohen's appointment with the Company provided that:

    (a) the Options have not expired under condition 1; and

    (b) the Options are entitled to be exercised pursuant to condition 2.

    If the Option is not exercised within the 30 day period provided in this condition, it will lapse.

15. In the circumstances referred to in condition 14, the Board may in its absolute discretion, but subject always to the Listing Rules, give written approval to the Option holder to exercise the Option during such further period (ending no later than the Expiry Date) as the Board decides.

16. Notwithstanding any other terms and conditions, all Options may be exercised:

    (a) during a Bid Period;

    (b) at any time after a Change in Control Event has occurred; or

    (c) on an application under section 411 of the Corporations Act if a court orders a meeting to be held concerning a proposed compromise or arrangement for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company.

17. The Option holder may only participate in new issues of securities to holders of Shares if an Option has been exercised and Shares allotted in respect of the Option before the record date for determining entitlements to the issue. The Company must give notice as required under the Listing Rules to the Option holder of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules.

18. The Options are otherwise issued pursuant to the terms of the Plan except where those terms are inconsistent with these terms in which case these terms apply.

19. In these terms and conditions:

"**ASX**" means Australian Stock Exchange Limited;

"**Bid Period**" in relation to a takeover bid in respect of Shares in the Company, means the period referred to in the definition of that expression in section 9 of the Corporations Act provided that where a takeover bid is publicly announced prior to the service of a bidder's statement on the Company in relation to that takeover bid, the Bid Period shall be deemed to have commenced at the time of that announcement;

"**Board**" means the board of directors of the Company;

"**Business Day**" means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day;

"**Change of Control Event**" means a shareholder, or a group of associated shareholder, becoming entitled to sufficient Shares in the Company to give it or them the ability and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board;

"**CHESS**" means the Clearing House Electronic Sub-Register System;

"**Company**" means Australis Aquaculture Limited;

"**Listing Rules**" means the Official Listing Rules of ASX as they apply to the Company;

"**Option**" means an option to acquire one Share;

"**Option holder**" means Michael Cohen or his nominee (in the event Mr Cohen directs that the Options be issued to his nominee);

"**Plan**" means the Company's employee share option plan as announced to the ASX on 30 July 2004; and

"**Share**" means a fully paid ordinary share in the capital of the Company.

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ

Monday, October 30th, 2006

AGM Notice of Meeting

Australis Aquaculture Limited ("Australis", ASX: AAQ) further to the announcement made by Australis on 24 October 2006, the company would like to note there has been a small amendment to the venue and time of the AGM. The updated details are as follows:

- Monday, 27 November 2006 2.30pm
- The Theatrette Room, Podium Level
- Central Park, 152 – 158 St George's Terrace, Perth WA

About Australis

Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is successfully marketing their barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' unparalleled expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management team is propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

For media & investor enquiries, contact:

USA	**Australia**
Josh Goldman, Managing Director	Gabriel Chiappini, Company Secretary
Office: +1-413-863-2040 ext. 112	Office: +61-8-9486-1644
Home Office: +1-413-367-9234	Registered Office: Level 9, The Quadrant
Email: josh@australis.us	1 William St., Perth WA 6000

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ

Tuesday October, 31st 2006

September Quarter Report

- Highlights -

- **Sales increased to A$1.37 million, 20% above the prior quarter**
- **Demand has remained strong, with 100% of plant output being sold. Pricing increased 3% over the prior quarter to USD$8.72 per kg**
- **Operating cash flow, before one-off transactions, improved 66% from (A$308,000) to (A$105,000)[(i)]**
- **Accelerated stocking of fingerlings was implemented in anticipation of a November start-up of the current facility expansion**
- **Initial US hatchery results uneven. Hatchery management and facility upgrade will occur this fiscal year**
- **Export license for Europe was secured in September enabling Australis to begin selling its barramundi to the European Market**
- **Fundraising provided $2 million in new equity which is being applied to fund hatchery upgrades and automated fish processing**
- **Permitting and design work for the new 4,000 tpa site has commenced**

Third Party Sales


$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
Q3 - '05
Q4 - '05
Q1 - '06
Q2 - '06
Q3 - '06
Q4 - '06
Q1 - '07
US$
A$

Q1 – '07 AUD calculated based on A$/US$ exchange rate of US $0.746

(i) - $100k was paid to the previous Managing Director per contract terms in July 2006 and $58k in accelerated fingerling stocking

Australis Aquaculture Limited
One Australia Way, Turners Falls, MA 01376 USA
E: josh@australis.us W: www.australis.us ASX code: AAQ

Managing Director's Commentary

The past quarter saw continued growth for Australis as the company advanced a wide range of initiatives to further develop the business.

Sales reached record levels of $1.37 million for the quarter, a 20% increase over the June quarter, which was the Company's previous best. Demand has remained strong, with 100% of plant output being sold. Pricing increased 3% over the prior quarter to USD$8.72 per kg. Operating cash flow improved 66%, as increased sales provided greater coverage against operating expenditures. Operations were closer to break-even than any prior quarter, even as the company substantially accelerated stocking rates and began to fund the next phase of inventory build up in support of further revenue growth.

Australis initiated accelerated stocking in anticipation of start-up of the first set of tanks in the expanded facility in November. The investments made last year to upgrade the fish handling systems are proving to be very worthwhile as considerably larger numbers of fish are now moving through the plant with reduced mortality, greater uniformity, reduced handling costs and improved efficiency. This more aggressive stocking will significantly boost output late this fiscal year.

The expansion of the Turners Falls facility has also given the company the opportunity to engineer and demonstrate a new generation of the Australis technology. The new generation systems are proving to be faster and less expensive to build than the original systems. Importantly, they lay the foundation for the next phase of expansion, targeted for next year. Like many building projects, some cost overruns were experienced, estimated at 16%, due to the significant run-up in commodity prices. I commend our staff for their hard work and effectiveness in helping to maintain costs and deliver upon our expectations of start-up in November.

The company also ordered the automated fish processing equipment during the quarter and expects to take delivery prior to the end of the calendar year. This equipment will reduce filleting costs by 70%, making Australis' product attractive to a broader range of customers. Automated filleting is a cornerstone of Australis' vertical integration initiative, setting the stage for increased sales to large retail and restaurant chains. The other part of this initiative has not progressed as quickly as anticipated. The broodstock in the US hatchery have taken many months to acclimatize, but are now producing increasingly reliable spawns. The company has maintained its supply of fingerlings from Australia whilst the hatchery is being established. Additional broodstock were acquired during the quarter to improve reliability and increase output. We are actively working to enhance hatchery management and upgrade these facilities in preparation for the next phase of expansion.

Finally, the company was pleased to announce that the US Food and Drug Administration granted the company an export license, enabling Australis to begin selling to the European market. This export license gives Australis access to the world's largest seafood market and significantly expands the range of customers. Access to the European market should allow Australis to achieve a faster growth in sales, following the company's next expansion phase.

I look forward to keeping you apprised of our activities and progress in the months ahead.

Sincerely,

Joshua Goldman
Managing Director

Australis Aquaculture Limited
One Australia Way, Turners Falls, MA 01376 USA
E: josh@australis.us W: www.australis.us ASX code: AAQ

About Australis

Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *The Better Fish: Better Tasting, Better For You, Better for our Environment.* Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management are propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

For media & investor enquiries, contact:

USA	**Australia**
Josh Goldman, Managing Director	Gabriel Chiappini, Company Secretary
Office: +1-413-863-2040 ext. 112	Office: +61-8-9486-1644
Home Office: +1-413-367-9234	Registered Office: Level 9, The Quadrant
Email: josh@australis.us	1 William St., Perth WA 6000
	ACN 098 236 938

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN

098 236 938

Quarter ended ("current quarter")

30 September 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers	1,263	1,263
1.2	Payments for (a) staff costs	(510)	(510)
	(b) advertising and marketing	(92)	(92)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(936)	(936)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	12	12
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(263)	(263)

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(263)**	**(263)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(1,142)	(1,142)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
		-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,142)	(1,142)
1.14	**Total operating and investing cash flows**	(1,405)	(1,405)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,125	2,125
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	356	356
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	27	27
	Net financing cash flows	2,509	2,509
	Net increase (decrease) in cash held	1,104	1,104
1.21	Cash at beginning of quarter/year to date	1,424	1,424
1.22	Exchange rate adjustments to item 1.21	(26)	(26)
1.23	**Cash at end of quarter**	2,502	2,502

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	191
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	616	1,142
3.2	Credit standby arrangements	Nil	Nil

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,183	277
4.2	Deposits at call	1,319	1,147
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22) Prior quarter's ending cash adjusted for a September outstanding deposit of $146k now recorded as a September transaction	2,502	1,402

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..31 October 2006..........................
(Company secretary)

Print name: .Gabriel Chiappini

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

AUSTRALIS

ASX/MEDIA RELEASE

APPENDIX 3B

28th November 2006 Australis Aquaculture Limited ("Australis", ASX:AAQ): please find attached appendix 3B in relation to the conversion of employee options into fully paid ordinary shares.

- ENDS -

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234

Email: josh@australis.us

Australia – For compliance enquiries
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management is propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	75,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	50,000 ordinary shares at $0.43 25,000 ordinary shares at $0.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*Employee options converted to shares*
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 November 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
63,112,114	Ordinary Fully Paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 405,000 700,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary

Date: 28 November 2006

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX RELEASE

ASX code: AAQ

November 28th 2006

Results of Annual General Meeting

Australis Aquaculture Limited ("Australis", ASX:AAQ) In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and proxies received, these are set out in the proxy summary below.

		For	Against	Proxy discretion	Abstain	Invalid
Resolution 1	Remuneration Report	13,639,143	311,101	890,247	7,641,700	19,100
Resolution 2	Re-election of Mr Garth Stewart Graham as a Director	13,918,584	47,360	896,247	7,620,000	19,100
Resolution 3	Election of Mr Michael Cohen as director	21,421,734	69,850	921,607	69,000	19,100
Resolution 4	Ratification of Placement	11,974,453	195,371	454,360	9,316,500	560,607
Resolution 5	Grant of Options to Mr Joshua Goldman	20,877,083	584,241	501,360	51,000	487,607
Resolution 6	Grant of Options to Mr Michael Cohen	20,958,083	563,241	501,360	51,000	427,607

About Australis - Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is considered a leader in sustainable aquaculture. Australis' unparalleled expertise in controlled-environment aquaculture will enable it to expand more quickly, and at a significantly lower cost, than potential competitors.

Contact:
Gabriel Chiappini, Company Secretary
Ph: +61 8 9486 1644

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ

December 8th, 2006

Expanded Barramundi Plant Commissioned

Australis Aquaculture is pleased to announce that the expansion of its Massachusetts facility was commissioned this week, with start-up of the first set of four tanks. The remaining set of four tanks as planned is scheduled to be operational within 4 weeks.

"This capacity expansion has allowed us to implement a broad range of improvements and demonstrate significantly lower capital and operating costs," says Australis' Project Manager Rocky Perham.

"The additional grow-out capacity has already permitted accelerated stocking rates in the main plant in anticipation of the start up of the eight new tanks," says Australis Managing Director Josh Goldman. Record numbers of juvenile barramundi were stocked during the September quarter, and even higher numbers are being stocked this quarter. Advanced stage juveniles will begin to be transferred into the expanded facility within the next few weeks and are expected to reach harvest weight in 120 days, reaching market size by April next year.

Expansion of the company's facilities to 1,000 TPA will result in significant sales growth. Automation of fish handling and processing systems will enable the company to support this growth with minimal changes to staffing levels. Resulting economies of scale are expected to reduce unit production costs by approximately 18%.

Some photographs of the plant are available on the homepage of the Australis website (www.australis.us) in the Boston Globe newspaper article on November 26th, 2006 titled 'Hooked' – The Next Big Fish.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *The Better Fish: Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture.

For media & investor enquiries, contact:

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000
ACN 098 236 938

AUSTRALIS

RECEIVED

2007 FEB 27 A 11:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX/MEDIA RELEASE

APPENDIX 3B

20th December 2006 Australis Aquaculture Limited ("Australis", ASX:AAQ): please find attached appendix 3B in relation to options approved by shareholders at the 27 November 2006 annual general meeting.

- ENDS -

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234

Email: josh@australis.us

Australia – For compliance enquiries
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management is propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options over ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000,000 unlisted options

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options to be issued to Mr Michael Cohen will have an exercise price of 50 cents and will be exercisable from the date of grant until 1 July 2010 provided that no Option may be exercised unless in the 5 trading days prior to the proposed date of exercise, the volume weighted average closing price of the Shares as quoted on the ASX exceeds the exercise price for the Options of 50 cents by at least 5 cents. The Options to be issued to Mr Joshua Goldman will be issued on the same day but in 3 separate tranches (A, B and C) as follows: • 500,000 tranche A Options with an exercise price of 45 cents and exercisable from the date of grant until 1 July 2010; • 1,000,000 tranche B Options with an exercise price of 50 cents and exercisable from 1 July 2007 until 1 July 2010. These Options, however, will only be exercisable if the total audited revenue received by the Company for the financial year ending 30 June 2007, including the net fair value of fish stocks that are booked as income, exceeds $A6,500,000. ; • 1,000,000 tranche C Options with an exercise price of 55 cents and exercisable from 1 July 2008 until 1 July 2010. These Options, however, will only be exercisable if the total audited revenue received by the Company for the financial year ending 30 June 2008, including the net fair value of fish stocks that are booked as income, exceeds $A7,700,000. ; and No Option issued under any of the tranches may be exercised unless in the 5 trading days prior to the proposed date of exercise, the volume weighted average closing price of the Shares as quoted on the ASX exceeds the exercise price for the Options sought to be exercised by at least 5 cents.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – once the options are exercised
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*Issued as part of a shareholder resolution at the 27 November 2006 Annual General Meeting to be part of directors remuneration package and share option incentive scheme*
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	63,112,114	Ordinary Fully Paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 405,000 700,000 500,000 500,000 1,000,000 1,000,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43 Options 1/7/10, $0.50 Options 1/7/10, $0.45 Options 1/7/10, $0.50 Options 1/7/10, $0.55
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary

Date: 20 December 2006

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX/MEDIA RELEASE

APPENDIX 3Y

2 January 2007 Australis Aquaculture Limited ("Australis", ASX:AAQ): please find attached appendix 3Y in relation to options approved by shareholders at the 27 November 2006 Annual General Meeting.

- ENDS -

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234

Email: josh@australis.us

Australia – For compliance enquiries
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management is propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Australis Aquaculture Ltd**
ABN	**65 098 236 938**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Joshua Goldman
Date of last notice	**9 August 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	20 December 2006
No. of securities held prior to change	2,377,983 Fully paid ordinary shares 2,000,000 Unlisted Director Options, expiring 25 March 2009, exercise price of $0.30
Class	Unlisted Director Options

+ See chapter 19 for defined terms.

Number acquired	500,000 unlisted options expiring 1 July 2010 with an exercise price of $0.45 1,000,000 unlisted options exercisable from 1 July 2007 until 1 July 2010 with an exercise price of $0.50, subject to the total audited revenue received by the Company for the financial year ending 30 June 2007, including the net fair value of fish stocks that are booked as income, exceeds $A6,500,000. 1,000,000 unlisted options exercisable from 1 July 2008 until 1 July 2010 with an exercise price of $0.55, subject to the total audited revenue received by the Company for the financial year ending 30 June 2008, including the net fair value of fish stocks that are booked as income, exceeds $A7,700,000.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	2,377,983 Fully paid ordinary shares 2,000,000 Unlisted Director Options, expiring 25 March 2009, exercise price of $0.30 500,000 unlisted options expiring 1 July 2010 with an exercise price of $0.45 1,000,000 unlisted options exercisable from 1 July 2007 until 1 July 2010 with an exercise price of $0.50, subject to the total audited revenue received by the Company for the financial year ending 30 June 2007, including the net fair value of fish stocks that are booked as income, exceeds $A6,500,000. 1,000,000 unlisted options exercisable from 1 July 2008 until 1 July 2010 with an exercise price of $0.55, subject to the total audited revenue received by the Company for the financial year ending 30 June 2008, including the net fair value of fish stocks that are booked as income, exceeds $A7,700,000.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder resolution at the company's Annual General Meeting

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Australis Aquaculture Ltd**
ABN	**65 098 236 938**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael Cohen
Date of last notice	**8 September 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	20 December 2006
No. of securities held prior to change	53,536 Fully paid ordinary shares
Class	Unlisted Director Options
Number acquired	500,000 unlisted options expiring 1 July 2010 with an exercise price of $0.50
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	53,536 Fully paid ordinary shares 500,000 unlisted options expiring 1 July 2010 with an exercise price of $0.50

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shareholder resolution at the company's Annual General Meeting

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ
January 8th, 2007

Australis secures interest in West Australian Yellowtail Kingfish project

Australis has acquired 2,500,000 shares representing approximately 10% of the issued capital of Western Kingfish Limited ("WKL"), a West Australian company created to develop production capability in Yellowtail Kingfish at Jurien Bay, WA.

Western Kingfish Limited was formed via the acquisition of control over established aquacultural assets at Jurien Bay, from a private WA-based company owned by Mr Merv Collinson. The interests include a sizeable land-based marine fish hatchery and grow-out facility in Jurien Harbour, as well as a nearby sea bed lease with 10 inshore sea pens which are licensed to produce Yellowtail Kingfish. An advanced application for production via additional submerged offshore sea pens and or a novel onboard tanker-ship production unit is pending approval.

Western Kingfish Limited's initial investment of A$6 million commenced on January 1st, 2007. Australis Non-Executive Chairman Stewart Graham and his associates at Jurien Bay are WKL's other founders. Australis has obtained its interest by providing WKL access to its extensive US fish marketing network of 160 wholesale distributors and over 600 supermarkets, plus a species-specific license to use its patented recirculation technology in Australia and in JV with Australis in the USA. Australis does not anticipate contributing any significant monies during WKL's development period. Australis' Board believes this related party transaction to be in the best interests of the company as Australis will access WKL's Yellowtail production experience without material expense or management input.

Australis has the exclusive first right to jointly develop with WKL, US-based kingfish production. Under the agreement with WKL, Australis will also act as WKL's exclusive fish selling agent in North America, providing Australis with an additional revenue stream as well as product and market experience in Yellowtail Kingfish prior to its investment in a proposed Yellowtail production facility in the USA.

The transaction requires Australis shareholder approval. An Information Memorandum calling an EGM will be distributed to Australis shareholders in the next few weeks.

For further information please contact:

In the USA
Josh Goldman, Managing Director
Turners Falls US Plant: +1 413-863-2040 ext 112
Massachusetts Home Office: +1 413-367-9234 (EST)
josh@australis.us

In Australia
Stewart Graham, Non Exec Chairman,
Australis Aquaculture Ltd,
Managing Director, Western Kingfish Ltd
Perth Office: (08) 9288-4540
Perth Mobile: 0410-577-806
sg@australis.us

AUSTRALIS

ASX/MEDIA RELEASE

SHARE PLACEMENT

16th January 2007 Australis Aquaculture Limited ("Australis", ASX:AAQ): The Directors of Australis announces the placement of 3 million shares at 50 cents raising $1.5 million less costs, to institutional and private stockbroker clients. The placement was managed by State One Stockbroking Limited.

- ENDS -

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234

Email: josh@australis.us

Australia – For compliance enquiries
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management is propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	NA
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	NA
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	NA

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NA
5	Issue price or consideration	NA
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	NA
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	NA

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 405,000 700,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	987,000
39	Class of +securities for which quotation is sought	Ordinary Fully Paid Shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of escrow period

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
63,112,114	Ordinary Fully Paid Shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary   Date: 16 January 2007

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX/MEDIA RELEASE

APPENDIX 3B & ISSUE OF SECONDARY TRADING NOTICE

22rd January 2007 Australis Aquaculture Limited ("Australis", ASX:AAQ): Further to the announcement made by Australis on 16 January 2007, please find below the company's secondary trading notice in relation to the 3,000,000 placement shares, please also find attached Appendix 3B in relation to the placement shares.

Secondary Trading Exemption

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A. By the Company giving this notice, sale of the Securities noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby notifies ASX under paragraph 708A(5)(e) of the Act that:

a) the Company issued the Securities without disclosure to investors under Part 6D.2 of the Act;

b) as at 22 January 2007 the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

c) as at 22 January 2007 there is no information:

(i) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(ii) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

1) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

2) the rights and liabilities attaching to the Securities.

- ENDS -

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234

Email: josh@australis.us

Australia – For compliance enquiries
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, MA, 90 minutes west of Boston. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management is propelling AAQ to expand more quickly, and at significantly lower cost.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	NA

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	- funding the expected significant increase in fish stocks in the recently expanded plant. - funding the evaluation of further expansion opportunities - supplementing existing cash resources
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	66,112,114	Ordinary Fully Paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 405,000 700,000 500,000 500,000 1,000,000 1,000,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43 Options 1/7/10, $0.50 Options 1/7/10, $0.45 Options 1/7/10, $0.50 Options 1/7/10, $0.55
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary

Date: 22 January 2007

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX/MEDIA RELEASE

January 31st, 2007

2nd Quarter Report

DELIVERING CORPORATE MILESTONES

– Highlights –

Australis Aquaculture's (ASX Code: AAQ) December 2006 quarter was one of significant progress for the company as a number of longstanding and significant corporate milestones were reached. Foremost of these were:

- Plant Expansion Completed - Substantial completion of the plant expansion has increased the Turners Falls production capacity from 700 tpa to 1,000 tpa.
- Viable Hatchery Established – A significant advance in progress of the Turners Falls hatchery. This included the recruitment of an experienced Hatchery Manager from Australia commencing work in December, and the stocking of more than 1.2 million larvae in the last 30 days. With larger and more regular spawns now occurring, we are confident that the hatchery will yield meaningful numbers of locally-produced fingerlings, smoothing supply, and reducing operating cost and risk
- Revenues Up - Total revenue for the quarter increased 10% from AUD$1,079,000 to AUD$1,189,000. The revenue increase, however, resulted solely from a significant increase in fish stocks, as there was a decline in fresh fish sales due to a shortage of stock. 100% of available output was sold at target pricing levels.
- Stocking Levels Up – The Company maintained its disciplined approach to production, focusing on building fish stocks for consistent sales. Increased stocking boosted the number of fish in growout tanks to over 800,000 at the end of January, commensurate with the level required to maintain production at approximately 1,000 tpa.
- Financial Management Enhanced – The quality of our financial management was further improved by the appointment of Jonathan Daen, an experienced CFO with past experience in financial services and consumer packaged goods.
- Diversification Initiative Launched – Australis entered into an agreement with Western Kingfish Limited (WKL) to provide WKL with access to Australis' US distribution network and to grant the rights to use Australis' proprietary recirculating aquaculture technology for the production of Yellowtail Kingfish in Australia. In return, Australis will receive a 10% interest in WKL, exclusive rights to market Western Kingfish's output in North America and a first-option to jointly develop Yellowtail Kingfish production facilities in the US. Australis shareholders will be offered a preferential right to invest in WKL's forthcoming IPO, which is currently scheduled to open in April, 2007. Approval of the agreement between WKL and AAQ requires the approval of Australis' shareholders.
- Cash Balances Increased – Cash on hand as of 31 Dec 2006 was approximately AUD$798,000 and was subsequently increased via the placement of 3 m shares in January 2007, raising a further AUD$1,500,000, before costs.

Managing Director's Commentary

The December quarter was without a doubt our busiest and most productive. Unfortunately, this past quarter also saw a pause in the trajectory of our previously brisk sales growth which occurred solely due to reduced product availability. We sold 100% of our output but simply had less product available to sell. This was a very frustrating experience for our customers and for us, as our US branding efforts have created steadily increasing awareness and demand for Australis barramundi among consumers, chefs and industry players. I'm pleased to say that these issues are now behind us and the Company is on track to reach 1,000 tpa output by July 2007.

Why did the availability issue occur? The fish that we sell in any given quarter must be stocked three quarters before they are available for sale. Decreased product availability during the December quarter resulted from a production bottleneck that took place in March 2006, when the company was undertaking its first significant ramp up in sales. Balancing supply and demand for a new product is inherently challenging. The initial time required to introduce our products to the retail sector took somewhat longer than anticipated which meant that our nursery tanks were not available to receive new fingerlings as planned. This delay in tank availability pushed more of our purchase requirements into the Australian winter, when fingerling supply from Australia naturally contracts and procurement becomes more difficult. The progress in getting our own US hatchery fully operational, plus the addition of two new year-round suppliers, are expected to eliminate this challenge in the future. For the current year we will enjoy the benefits of the original plant being fully stocked, with the expanded grow out section being ready to receive fish as they mature.

In other areas, the December quarter saw significant accomplishments on three key initiatives:

1) Work on the facility expansion neared completion in December. Although quality problems with a large fiberglass component delayed completion for 30 days, stocking of the expansion began in January 2007. We were able to shuffle our production schedule so that the modest delay in stocking will not delay the achievement of the 1,000 tpa sales target. The final cost of the expansion will be approximately US$2.5M, US$0.6M higher than the original budget. The overages resulted from a combination of increased materials prices but also reflected a modest expansion in the project scope to support maintenance, processing and logistical requirements.

2) Design of a new automated processing facility was completed and the first filleting and other machinery has arrived with installation due to occur during the March quarter. This addition will provide the Company with greater flexibility in meeting the demands of its live, whole and fillet markets, and will provide important cost savings.

3) We are pleased to announce the addition of Jonathan Daen as Australis' new consulting Chief Financial Officer. Jonathan, who started in December, brings significant financial and operational experience to Australis and represents an important strengthening of the management team.

Market demand for Australis barramundi continues to increase. Australis was fortunate to receive further national print and radio media coverage during the quarter that is invaluable in boosting consumer and industry awareness of Australis barramundi. Our new advertising program – "*The Better Fish; Better Tasting, Better for You, Better for Our Environment*" reinforces the message across all channels of trade. More information can be found at www.australis.us.

Our current activities are focused squarely on expanding supply while meeting the Company's high standards for quality and sustainability. This quarter's results reflect our progress towards increased output later in this fiscal year. Expanded output allows us to continue to grow both new and existing market segments and retain our first-to-market advantage for barramundi in the US.

I look forward to keeping you apprised of our activities and progress in the months ahead.

Sincerely,

Josh Goldman
Managing Director

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN

098 236 938

Quarter ended ("current quarter")

31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers		875	2,138
1.2	Payments for	(a) staff costs	(468)	(978)
		(b) advertising and marketing	(80)	(170)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(1,560)	(2,496)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		19	31
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(1,213)	(1,476)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(1,213)**	**(1,476)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(801)	(1,943)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
		-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(801)	(1,943)
1.14	**Total operating and investing cash flows**	(2,014)	(3,419)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	31	2,156
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	505	862
1.18	Repayment of borrowings	(42)	(42)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(116)	(143)
	Net financing cash flows	378	2,887
	Net increase (decrease) in cash held	(1,636)	(532)
1.21	Cash at beginning of quarter/year to date	2,502	1,424
1.22	Exchange rate adjustments to item 1.21	(68)	(95)
1.23	**Cash at end of quarter**	798	798

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	136
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	111	1,578
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	151	1,183
4.2	Deposits at call	647	1,319
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22) Prior quarter's ending cash adjusted for a September outstanding deposit of $146k now recorded as a September transaction	798	2,502

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 . This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..31 January 2007.........................
(Company secretary)

Print name: .Gabriel Chiappini

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ

Tuesday, October 24th, 2006

AGM Notice of Meeting & Directors Options

Australis Aquaculture Limited ("Australis", ASX: AAQ) is pleased to announce that it has finalized options terms for Managing Director Joshua Goldman and Non-executive Director Michael Cohen. Mr Goldman was appointed Managing Director on June 6th, 2006. His option package is part of a 3-year contract which formalizes his responsibilities. The structure of the options is consistent with best practice guidelines in that they include tiered pricing, revenue hurdles and require that the weighted average trading price of the ordinary shares over the five trading days prior to the exercise date exceed the exercisable price by at least five cents. The options expire on 1st July 2010.

The company will be seeking shareholder approval at its upcoming AGM for:

(1) Issuance of 2.5 million options to Mr Goldman in accordance with the following terms:

   (i) 0.5 million exercisable at $0.45 from the date of issuance

   (ii) 1 million options exercisable at $0.50 from 1 July, 2007 subject to confirmation that FY 2007 revenue exceeds $6.5 million

   (iii) 1 million options exercisable at $0.55 from 1 July, 2008 subject to confirmation that FY 2007 revenue exceeds $7.7 million

(2) Issuance of 0.5 million options to Mr Cohen, exercisable at $0.50 from the date of issuance.

Notice of Shareholder Meeting – Annual General Meeting

Please find attached the Notice of Meeting for Australis's Annual General Meeting to be held on Monday, 27 November 2006 9am, Seminar Room, Podium Level, Central Park, 152 – 158 St George's Terrace, Perth WA

About Australis
Australis Aquaculture, Ltd. is the first and only significant producer of barramundi operating in North America. The company owns and operates the US' largest indoor aquaculture facility, located in Turners Falls, Massachusetts. The company single-handedly established barramundi as a growing seafood trend in the US, and is successfully marketing their barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' unparalleled expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented

technology and experienced management team is propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

For media & investor enquiries, contact:

USA	Australia
Josh Goldman, Managing Director	Gabriel Chiappini, Company Secretary
Office: +1-413-863-2040 ext. 112	Office: +61-8-9486-1644
Home Office: +1-413-367-9234	Registered Office: Level 9, The Quadrant
Email: josh@australis.us	1 William St., Perth WA 6000

AUSTRALIS

ASX/MEDIA RELEASE

ASX code: AAQ

Monday, February 5, 2007

U.S. Farmed Barramundi added to Seafood Watch "Best Choices"

Australis Aquaculture Limited (ASX: AAQ) announced today that the popular Seafood Watch program run by the Monterey Bay Aquarium in California has added U.S. farm-raised barramundi to its "best choices" list for seafood consumers. Only about 20 species qualify for the "best choices" ranking.

More than 10 million copies of the guide have been distributed via zoos, aquariums, restaurants, retailers, universities, and seafood suppliers since 1999, and up to 3 million more are expected to be distributed this year. Seafood Watch is designed to raise awareness about the importance of buying seafood from sustainable sources. The program issues a guide that recommends which seafood to buy or avoid, helping consumers to become advocates for environmentally friendly seafood. The Seafood Watch guide has become somewhat of a 'bible' for many consumers, retailers and restaurant buyers in determining which fish they should purchase.

George Leonard, Science Director of the Seafood Watch program commented "We looked pretty closely at barramundi and it scores exceedingly well in all categories. It's a clean fish, it is grown in a recirculating system and the fishmeal conversion numbers are extremely good. So, even though it's a carnivorous species, when you look at all the elements, it really resolves all the environmental issues in a major way."

Australis is the only producer of farm-raised barramundi in the United States, and the Company anticipates a boost in product awareness from this listing. According to Josh Goldman, Australis' Managing Director, "We've been working closely with the Seafood Watch team for two years to get our barramundi listed. They conducted an extensive review of our facilities, our aquaculture methods and our commitment towards sustainable practices. We're delighted that Australis has been recognized for our efforts by this important organization".

Australis is also pleased to announce that its barramundi was cited as a "hot seafood trend" at last weeks Seafood Choices Alliance annual Seafood Summit by two sources. Seafood industry analyst Howard Johnson and Seafood Choice's Stephanie Faison reported on trends, noting that Australis barramundi is an emerging market trend.

Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *The Better Fish: Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management are propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

For media & investor enquiries, contact:

USA	Australia
Josh Goldman, Managing Director	Gabriel Chiappini, Company Secretary
Office: +1-413-863-2040 ext. 112	Office: +61-8-9486-1644
Home Office: +1-413-367-9234	Registered Office: Level 9, The Quadrant
Email: josh@australis.us	1 William St., Perth WA 6000
	ACN 098 236 938

END